Exhibit 99.1

MANAGEMENT REPORT – December 31, 2015

Management report

To our stockholders:

We present the Management Report of ITAÚ UNIBANCO HOLDING S.A. and its subsidiaries (ITAÚ UNIBANCO HOLDING PRUDENTIAL) for the exercises from January 1 to December 31, 2015 and 2014, which were prepared in accordance with BACEN Resolution No. 4,280 of October 31, 2013 and Circular Letter No. 3,701 of March 13, 2014, and fit for the specific purposes of this resolution.

Net income and stockholder’ equity

ITAÚ UNIBANCO HOLDING PRUDENTIAL net income totaled R$ 21,692 million for the year and net earnings per share were R$ 3.63. Consolidated stockholders' equity totaled R$ 110,145 million and the book value per share reached R$ 18.60.

Assets and funds raised

Assets totaled R$ 1,236,892 million and were substantially composed of R$ 484,090 million of Interbank Investments, Securities and Derivative Financial Instruments, and R$ 539,156 million of Loan, Lease and Other Credit Operations and the Foreign Exchange Portfolio. The raised and Managed Funds totaled R$ 1,802,813 million.

Circular letter No. 3,068/01 of BACEN

ITAÚ UNIBANCO HOLDING PRUDENTIAL hereby represents that it has the financial capacity and the intention to hold to maturity securities classified under the line “held-to-maturity securities” in the balance sheet, amounting to R$ 37.9 billion, corresponding to only 18.3% of the total securities and derivative financial instruments held.

Acknowledgements

We thank our stockholders and clients for their support and trust, and our employees for their determination and commitment, which have been essential to reaching these positive results.

São Paulo, february 23, 2016.

Executive Board

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	1.1

ITAÚ UNIBANCO HOLDING S.A.

BOARD OF DIRECTORS	EXECUTIVE BOARD
Chairman	Chief Executive Officer
Pedro Moreira Salles	Roberto Egydio Setubal

Director-Generals
Vice-Chairmen	Candido Botelho Bracher
Alfredo Egydio Arruda Villela Filho	Márcio de Andrade Schettini
Roberto Egydio Setubal	Marco Ambrogio Crespi Bonomi

Executive Vice-Presidents
Members	Claudia Politanski
Alfredo Egydio Setubal	Eduardo Mazzilli de Vassimon
Candido Botelho Bracher
Demosthenes Madureira de Pinho Neto
Fábio Colletti Barbosa
Gustavo Jorge Laboissière Loyola
Henri Penchas	Executive Directors
Nildemar Secches	Alexsandro Broedel Lopes
Pedro Luiz Bodin de Moraes	Leila Cristiane Barboza Braga de Melo
Ricardo Villela Marino	Paulo Sergio Miron

AUDIT COMMITTEE
Chairman	Directors
Geraldo Travaglia Filho	Adriano Cabral Volpini
Álvaro Felipe Rizzi Rodrigues
Cláudio José Coutinho Arromatte
Members	Eduardo Hiroyuki Miyaki
Antonio Francisco de Lima Neto	Emerson Macedo Bortoloto
Diego Fresco Gutierrez	José Virgilio Vita Neto
Luiz Alberto Fiore	Marcelo Kopel (*)
Maria Helena dos Santos Fernandes de Santana	Matias Granata
Sergio Darcy da Silva Alves	Rodrigo Luis Rosa Couto
Wagner Bettini Sanches

FISCAL COUNCIL
President
Iran Siqueira Lima	(*) Investor Relations Director.

Members
Alberto Sozin Furuguem
Luiz Alberto de Castro Falleiros

Accountant
Reginaldo José Camilo
CRC-1SP – 114.497/O-9

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	2.1

ITAÚ UNIBANCO HOLDING S.A.
Prudential Consolidated Balance Sheet (Note 2a)
(In thousands of Reais)

Assets	Note	12/31/2015	12/31/2014
Current assets		814,963,338	744,405,168
Cash and cash equivalents		18,173,065	17,303,359
Interbank investments	4b and 6	276,115,383	223,241,885
Money market		244,911,369	199,545,770
Interbank deposits		31,204,014	23,696,115
Securities and derivative financial instruments	4c, 4d and 7	98,262,379	96,566,817
Own portfolio		59,067,864	34,491,677
Subject to repurchase commitments		9,933,108	41,651,919
Pledged in guarantee		6,266,664	1,351,811
Deposited with the Central Bank		3,653,086	9,306,822
Securities under resale agreements with free movement		3,599,774	8,775
Derivative financial instruments		15,741,883	9,755,813
Interbank accounts		66,791,013	63,304,170
Pending settlement		205,144	163,380
Central Bank deposits		66,555,999	63,106,314
National Housing System (SFH)		831	2,183
Correspondents		29,039	32,293
Interbranch accounts		31,367	24,700
Loan, lease and other credit operations	8	235,707,564	233,861,353
Operations with credit granting characteristics	4e	250,859,873	248,263,312
(Allowance for loan losses)	4f	(15,152,309)	(14,401,959)
Other receivables		117,854,156	107,518,207
Foreign exchange portfolio	9	54,857,931	39,421,866
Income receivable		3,679,144	8,439,877
Transactions with credit card issuers	4e	26,587,814	25,686,875
Negotiation and intermediation of securities		7,540,364	4,268,690
Deferred tax assets	13b I	15,532,928	12,355,543
Escrow deposits	11b and 11d	2,024,136	1,964,936
Sundry	12a	7,631,839	15,380,420
Other assets	4g	2,028,411	2,584,677
Assets held for sale		537,789	232,243
(Valuation allowance)		(63,660)	(56,837)
Prepaid expenses	4g and 12b	1,554,282	2,409,271
Long-term receivables		381,229,879	319,309,703
Interbank investments - Interbank deposits	4b and 6	744,110	950,051
Securities and derivative financial instruments	4c, 4d and 7	108,968,550	89,075,388
Own portfolio		66,204,889	61,086,425
Subject to repurchase commitments		390,114	21,544,566
Pledged in guarantee		4,821,733	768,450
Deposited with the Central Bank		2,202,583	-
Securities under resale agreements with free movement		24,234,440	-
Derivative financial instruments		11,114,791	5,675,947
Interbank accounts - National Housing System (SFH)		550,184	480,726
Loan, lease and other credit operations	8	200,327,505	187,116,447
Operations with credit granting characteristics	4e	218,696,137	199,185,933
(Allowance for loan losses)	4f	(18,368,632)	(12,069,486)
Other receivables		69,751,946	41,253,875
Foreign exchange portfolio	9	14,742,316	3,444,225
Deferred tax assets	13b I	37,932,381	22,021,939
Escrow deposits	11b and 11d	9,538,897	10,115,304
Sundry	12a	7,538,352	5,672,407
Other assets - Prepaid expenses	4g and 12b	887,584	433,216
Permanent assets		40,699,192	50,256,927
Investments	4h and 14a Il	21,340,956	27,436,676
Investments in affiliates and jointly controlled entities		20,903,989	27,011,925
Other investments		586,461	574,232
(Allowance for losses)		(149,494)	(149,481)
Real estate in use	4i and 14b	6,480,467	6,947,337
Real estate in use		3,144,129	3,485,679
Other fixed assets		11,681,593	11,360,956
(Accumulated depreciation)		(8,345,255)	(7,899,298)
Goodwill	4j and 14b	500	12,133
Intangible assets	4k and 14b	12,877,269	15,860,781
Acquisition of rights to credit payroll		1,000,524	1,058,465
Other intangible assets		20,562,984	20,744,510
(Accumulated amortization)		(8,686,239)	(5,942,194)
Total assets		1,236,892,409	1,113,971,798

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	3.1

ITAÚ UNIBANCO HOLDING S.A.
Prudential Consolidated Balance Sheet (Note 2a)
(In thousands of Reais)

Liabilities	Note	12/31/2015	12/31/2014
Current liabilities		705,067,286	657,604,216
Deposits	4b and 10b	238,293,494	244,428,193
Demand deposits		65,842,651	63,424,621
Savings deposits		111,318,801	118,449,430
Interbank deposits		14,213,853	18,642,226
Time deposits		46,918,189	43,911,916
Deposits received under securities repurchase agreements	4b and 10c	195,774,743	188,667,414
Own portfolio		41,565,384	75,657,149
Third-party portfolio		129,578,895	111,073,492
Free portfolio		24,630,464	1,936,773
Funds from acceptances and issuance of securities	4b and 10d	28,733,305	26,404,985
Real estate, mortgage, credit and similar notes		23,028,617	21,940,555
Foreign borrowing through securities		4,811,425	3,384,784
Structured Operations Certificates		893,263	1,079,646
Interbank accounts		520,016	435,832
Pending settlement		226,476	187,361
Correspondents		293,540	248,471
Interbranch accounts		6,407,711	4,824,311
Third-party funds in transit		6,392,718	4,615,431
Internal transfer of funds		14,993	208,880
borrowing and onlending	4b and 10e	57,736,971	47,012,985
borrowing		45,853,016	28,071,183
Onlending		11,883,955	18,941,802
Derivative financial instruments	4d and 7g	14,506,051	7,748,291
Other liabilities		163,094,995	138,082,205
Collection and payment of taxes and contributions		229,185	208,602
Foreign exchange portfolio	9	56,020,732	40,220,186
Social and statutory	15b II	5,036,372	4,867,277
Tax and social security contributions	4m, 4n and 13c	4,686,582	5,506,720
Negotiation and intermediation of securities		10,953,692	7,184,016
Credit card operations	4e	55,696,658	58,389,602
Subordinated debt	10f	10,208,125	1,784,407
Provisions for contingent liabilities	11b	3,405,811	2,948,373
Sundry	12c	16,857,838	16,973,022
Long-term liabilities		418,835,747	352,637,313
Deposits	4b and 10b	60,025,397	65,833,519
Interbank deposits		754,733	503,272
Time deposits		59,270,664	65,330,247
Deposits received under securities repurchase agreements	4b and 10c	157,911,896	138,332,093
Own portfolio		123,637,606	114,561,714
Free portfolio		34,274,290	23,770,379
Funds from acceptances and issuance of securities	4b and 10d	46,862,735	21,352,543
Real estate, mortgage, credit and similar notes		23,834,408	7,491,121
Foreign borrowing through securities		19,976,616	12,707,950
Structured Operations Certificates		3,051,711	1,153,472
borrowing and onlending	4b and 10e	46,852,304	41,753,444
borrowing		19,932,743	15,465,007
Onlending		26,919,561	26,288,437
Derivative financial instruments	4d and 7g	16,609,638	9,581,639
Other liabilities		90,573,777	75,784,075
Foreign exchange portfolio	9	13,123,310	3,438,508
Tax and social security contributions	4m, 4n and 13c	7,834,358	5,956,596
Subordinated debt	10f	55,576,439	52,784,528
Provisions for contingent liabilities	11b	10,646,608	9,603,794
Sundry	12c	3,393,062	4,000,649
Deferred income	4o	1,927,957	1,396,123
Non-controlling interests	15d	915,987	1,587,930
Stockholders' equity	15	110,145,432	100,746,216
Capital		85,148,000	75,000,000
Capital reserves		1,537,219	1,315,744
Revenue reserves		29,189,479	26,080,711
Asset valuation adjustment	4c, 4d and 7d	(1,375,886)	(322,359)
(Treasury shares)		(4,353,380)	(1,327,880)
Total liabilities and stockholders' equity		1,236,892,409	1,113,971,798

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	3.2

ITAÚ UNIBANCO HOLDING S.A.
Prudential Consolidated Statement of Income (Note 2a)
(In thousands of Reais)

	Note	2nd Half of 2015	01/01 to 12/31/2015	01/01 to 12/31/2014
Income from financial operations		72,081,591	137,743,235	110,155,961
Loan, lease and other credit operations		39,081,913	77,125,905	66,337,553
Securities and derivative financial instruments		27,780,268	53,143,792	37,492,845
Foreign exchange operations		2,145,714	1,732,869	432,792
Compulsory deposits		3,073,696	5,740,669	5,892,771
Expenses of financial operations		(57,916,879)	(102,078,294)	(64,664,303)
Money market		(38,517,916)	(71,624,575)	(54,639,145)
Borrowing and onlending		(19,398,963)	(30,453,719)	(10,025,158)
Income from financial operations before loan and losses		14,164,712	35,664,941	45,491,658
Result of allowance for loan losses	8d I	(13,367,720)	(21,924,543)	(13,812,389)
Expenses for allowance for loan losses		(15,890,158)	(26,585,653)	(18,735,271)
Income from recovery of credits written off as loss		2,522,438	4,661,110	4,922,882
Gross income from financial operations		796,992	13,740,398	31,679,269
Other operating revenues (expenses)		(2,531,090)	(5,782,258)	(10,009,319)
Banking service fees	12d	10,811,616	20,358,259	18,005,475
Income from bank charges	12e	4,889,285	9,578,949	8,396,616
Personnel expenses	12f	(9,236,621)	(17,156,088)	(14,733,237)
Other administrative expenses	12g	(8,716,301)	(16,846,221)	(16,317,163)
Tax expenses	4n and 13a II	(1,987,271)	(4,541,148)	(4,436,558)
Equity in earnings of affiliates, jointly controlled entities and other investments	14a ll	6,483,457	11,590,224	6,740,353
Other operating revenues	12h	422,105	864,142	442,949
Other operating expenses	12i	(5,197,360)	(9,630,375)	(8,107,754)
Operating income		(1,734,098)	7,958,140	21,669,950
Non-operating income		(16,583)	(8,223)	(19,027)
Income before taxes on income and profit sharing		(1,750,681)	7,949,917	21,650,923
Income tax and social contribution	4n and 13a I	12,740,495	14,127,305	(2,970,423)
Due on operations for the period		(1,195,838)	(3,647,560)	(4,540,966)
Related to temporary differences		13,936,333	17,774,865	1,570,543
Profit sharing – Management Members - Statutory - Law No. 6,404 of 12/15/1976		(128,526)	(234,790)	(257,195)
Non-controlling interests	15d	(79,661)	(150,426)	(89,929)
Net income		10,781,627	21,692,006	18,333,376
Weighted average of the number of outstanding shares	15a		5,982,383,840	6,016,443,824
Net income per share – R$			3.63	3.05
Book value per share - R$ (outstanding at 12/31)			18.60	16.72

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	3.3

ITAÚ UNIBANCO HOLDING S.A.
Prudential Statement of Changes in Stockholders’ Equity (Note 15)
(In thousands of Reais)

	Capital	Capital reserves	Revenue reserves	Asset valuation adjustment (Note 7d)	Retained earnings	(Treasury shares)	Total
Balance at 01/07/2015	85,148,000	1,331,243	21,027,080	(161,240)	-	(2,342,126)	105,002,957
Purchase of treasury shares	-	-	-	-	-	(2,077,286)	(2,077,286)
Granting of stock options	-	2,434	236	-	-	66,032	68,702
Granting of options recognized	-	34,043	-	-	-	-	34,043
Share-based payment – variable compensation	-	169,499	-	-	-	-	169,499
Asset valuation adjustments:
Change in adjustment to market value	-	-	-	(1,151,553)	-	-	(1,151,553)
Remeasurements in liabilities of post-employment benefits	-	-	1,158	(63,093)	-	-	(61,935)
Net income	-	-	-	-	10,781,627	-	10,781,627
Appropriations:
Legal reserve	-	-	539,081	-	(539,081)	-	-
Statutory reserves	-	-	4,919,420	-	(4,919,420)	-	-
Dividends and interest on capital	-	-	2,702,504	-	(5,323,126)	-	(2,620,622)
Balance at 12/31/2015	85,148,000	1,537,219	29,189,479	(1,375,886)	-	(4,353,380)	110,145,432
Changes in the period	-	205,976	8,162,399	(1,214,646)	-	(2,011,254)	5,142,475
Balance at 01/01/2014	60,000,000	870,456	29,662,972	(1,534,691)	-	(1,854,432)	87,144,305
Reserve Capitalization - ESM 04/23/2014	15,000,000	-	(15,000,000)	-	-	-	-
Purchase of treasury shares	-	-	-	-	-	(34,746)	(34,746)
Granting of stock options	-	(104,719)	78,978	-	-	561,298	535,557
Granting of options recognized	-	249,219	-	-	-	-	249,219
Share-based payment – variable compensation	-	300,788	-	-	-	-	300,788
Payment of interest on capital on 02/28/2014 – declared after 12/31/2013 - R$ 0.5236 per share	-	-	(2,597,055)	-	-	-	(2,597,055)
Asset valuation adjustments:
Change in adjustment to market value	-	-	-	1,010,254	-	-	1,010,254
Remeasurements in liabilities of post-employment benefits	-	-	-	202,078	-	-	202,078
Net income	-	-	-	-	18,333,376	-	18,333,376
Appropriations:
Legal reserve	-	-	916,669	-	(916,669)	-	-
Statutory reserves	-	-	10,072,520	-	(10,072,520)	-	-
Dividends and interest on capital	-	-	2,946,627	-	(7,344,187)	-	(4,397,560)
Balance at 12/31/2014	75,000,000	1,315,744	26,080,711	(322,359)	-	(1,327,880)	100,746,216
Changes in the period	15,000,000	445,288	(3,582,261)	1,212,332	-	526,552	13,601,911
Balance at 01/01/2015	75,000,000	1,315,744	26,080,711	(322,359)	-	(1,327,880)	100,746,216
Reserve Capitalization - ESM 04/29/2015	10,148,000	-	(10,148,000)	-	-	-	-
Purchase of treasury shares	-	-	-	-	-	(3,324,436)	(3,324,436)
Granting of stock options	-	42,018	3,179	-	-	298,936	344,133
Granting of options recognized	-	55,508	-	-	-	-	55,508
Share-based payment – variable compensation	-	123,949	-	-	-	-	123,949
Payment of interest on capital on 02/26/2015 – declared after 12/31/2014 - R$ 0.5380 per share	-	-	(2,935,613)	-	-	-	(2,935,613)
Asset valuation adjustments:
Change in adjustment to market value	-	-	-	(1,005,610)	-	-	(1,005,610)
Remeasurements in liabilities of post-employment benefits	-	-	1,158	(47,917)	-	-	(46,759)
Net income	-	-	-	-	21,692,006	-	21,692,006
Appropriations:
Legal reserve	-	-	1,084,600	-	(1,084,600)	-	-
Statutory reserves	-	-	12,400,940	-	(12,400,940)	-	-
Dividends and interest on capital	-	-	2,702,504	-	(8,206,466)	-	(5,503,962)
Balance at 12/31/2015	85,148,000	1,537,219	29,189,479	(1,375,886)	-	(4,353,380)	110,145,432
Changes in the period	10,148,000	221,475	3,108,768	(1,053,527)	-	(3,025,500)	9,399,216

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	3.4

ITAÚ UNIBANCO HOLDING S.A.
Prudential Consolidated Statement of Cash Flows
(In thousands of Reais)

	Note	2nd Half of 2015	01/01 to 12/31/2015	01/01 to 12/31/2014
Adjusted net income		(5,522,223)	23,851,870	52,277,985
Net income		10,781,627	21,692,006	18,333,376
Adjustments to net income:		(16,303,850)	2,159,864	33,944,609
Granted options recognized and share-based payment – variable compensation		203,542	179,457	550,007
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)	7h	(749,145)	(954,876)	(386,772)
Effects of changes in exchange rates on cash and cash equivalents		(21,279,503)	(12,236,764)	19,754,500
Allowance for loan losses		15,890,158	26,585,653	18,735,271
Interest and foreign exchange expense related to operations with subordinated debt		9,974,440	16,457,702	7,747,171
Depreciation and amortization	14b	2,125,580	4,398,921	4,484,997
Interest expense from provision for contingent and legal liabilities	11b	637,206	1,384,070	898,107
Provision for contingent and legal liabilities	11b	2,356,850	3,840,256	1,290,787
Interest income from escrow deposits	11b	(177,635)	(237,488)	(329,770)
Deferred taxes (excluding hedge tax effects)		(3,842,612)	(2,787,700)	(1,570,543)
Equity in earnings of affiliates, jointly controlled entities and other investments	14a ll	(6,483,457)	(11,590,224)	(6,740,353)
Interest and foreign exchange income from available-for-sale securities		(9,224,669)	(16,482,752)	(8,717,177)
Interest and foreign exchange income from held-to-maturity securities		(3,246,361)	(6,821,413)	(3,079,976)
(Gain) loss from sale of available-for-sale financial assets	7i	742,813	1,419,112	693,771
(Gain) loss from sale of investments		1,564	5,568	11,675
(Gain) loss from sale of foreclosed assets		16,906	37,134	32,538
(Gain) loss from sale of fixed assets		3,836	18,498	33,361
Non-controlling interests		79,661	150,426	89,929
Other		(3,333,024)	(1,205,716)	447,085
Change in assets and liabilities		21,451,523	(14,682,924)	30,964,495
(Increase) decrease in assets		(72,761,986)	(70,819,311)	(50,232,455)
Interbank investments		(59,087,144)	(51,656,914)	(29,520,919)
Securities and derivative financial instruments (assets/liabilities)		21,562,116	8,987,198	26,137,711
Compulsory deposits with the Central Bank of Brazil		(6,399,379)	(3,449,686)	13,903,967
Interbank and interbranch accounts (assets/liabilities)		155,169	1,554,301	529,504
Loan, lease and other credit operations		(26,503,411)	(42,088,876)	(57,394,735)
Other receivables and other assets		(2,231,744)	16,585,472	(3,793,477)
Foreign exchange portfolio and negotiation and intermediation of securities (assets/liabilities)		(257,593)	(750,806)	(94,507)
(Decrease) increase in liabilities		94,213,510	56,136,387	81,196,950
Deposits		13,308,286	(11,942,821)	28,771,464
Deposits received under securities repurchase agreements		46,225,543	26,687,132	28,278,616
Funds for issuance of securities		23,412,678	27,838,512	1,493,598
Borrowing and onlending		12,480,815	15,822,846	12,113,127
Credit card operations (assets/liabilities)		2,471,116	(3,593,883)	2,385,065
Collection and payment of taxes and contributions		(4,199,251)	20,583	65,867
Other liabilities		78,648	772,184	7,786,884
Deferred income		435,675	531,834	302,329
Payment of income tax and social contribution		(1,430,778)	(3,943,390)	(5,976,323)
Net cash provided by (used in) operating activities		14,498,522	5,225,556	77,266,156
Interest on capital / dividends received from affiliated companies		443,347	2,948,787	5,875,993
Funds received from sale of available-for-sale securities		2,317,562	9,023,582	61,479,222
Funds received from redemption of held-to-maturity securities		1,665,934	3,159,593	2,389,024
Disposal of assets not for own use		60,194	100,062	38,324
Disposal of investments		112,295	112,949	108,715
Sale of fixed assets		71,056	78,993	40,382
Termination of intangible asset agreements		10,052	42,885	220,347
Purchase of available-for-sale securities		(2,869,520)	(5,555,712)	(45,902,433)
Purchase of held-to-maturity securities		(1,526,481)	(4,089,878)	(11,300,072)
Purchase of investments		2,353,699	(3,143,408)	(9,535,614)
Purchase of fixed assets	14b	(545,300)	(1,161,247)	(2,835,295)
Purchase of intangible assets	14b	(508,031)	(1,045,426)	(2,218,142)
Net cash provided by (used in) invesment activities		1,584,808	471,179	(1,639,550)
Increase in subordinated debt		-	-	206,777
Decrease in subordinated debt		(3,418,226)	(5,242,073)	(9,024,075)
Non-controlling interests	15d	2	(773,666)	277,753
Granting of stock options		68,702	344,133	535,557
Purchase of treasury shares		(2,077,286)	(3,324,436)	(34,746)
Dividends and interest on capital paid to Non-controlling interests		(48,800)	(48,703)	-
Dividends and interest on capital paid		(2,305,685)	(7,008,406)	(6,318,783)
Net cash provided by (used in) financing activities		(7,781,293)	(16,053,151)	(14,357,517)

Net increase (decrease) in cash and cash equivalents		8,302,037	(10,356,415)	61,269,089

Cash and cash equivalents at the beginning of the period		56,135,550	83,836,741	42,322,152
Effects of changes in exchange rates on cash and cash equivalents		21,279,503	12,236,764	(19,754,500)
Cash and cash equivalents at the end of the period	4a and 5	85,717,090	85,717,090	83,836,741

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	3.5

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Prudential Financial Statements

Exercise from January 1 to December 31, 2015 and 2014

(In thousands of Reais)

Note 1 - Operations

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company which, together with its subsidiaries and affiliated companies, operates in Brazil and abroad, with all types of banking activities, through its commercial, investment, real estate loan, finance and investment credit, and lease portfolios, including foreign exchange operations, and other complementary activities and, Administration of Credit Cards, Consortia, Investment Funds and Managed Portfolios.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.1

Note 2 – Presentation of the financial statements

a)	Presentation of the financial statements

The financial statements of ITAÚ UNIBANCO HOLDING PRUDENTIAL have been prepared in accordance with BACEN Resolution No. 4,280 of October 31, 2013 and Circular No. 3,701 of March 13, 2014, and they fit for the specific purposes of this resolution.

The definitions and criteria for the valuation and recognition of assets, liabilities, income and expenses set forth in the regulation embodied in the Accounting Plan for National Financial System Institutions (COSIF) were applied. For entities not subject to the rules of COSIF, necessary adjustments were made to ensure that the valuation and recognition of assets, liabilities, income and expenses could properly reflected the required regulation.

As set forth in the sole paragraph of article 7 of BACEN Circular No. 3,068, of November 8, 2001, securities classified as trading securities (Note 4c) are presented in the Balance Sheet under Current Assets regardless of their maturity dates.

Lease Operations are presented, at present value, in the Balance Sheet, and the related income and expenses, which represent the financial result of these operations, are presented, grouped together, under loan, lease and other loan operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign exchange portfolio to Loan Operations. The foreign exchange result is presented on an adjusted basis, with the reclassification of expenses and income, in order exclusively to represent the impact of variations and differences of rates on the balance sheet accounts denominated in foreign currencies.

ITAU UNIBANCO HOLDING PRUDENTIAL prepares its Consolidated Financial Statements, which are available on its Investor Relations website (www.itau.com.br/relacoes-com-investidores).

b)	Consolidation

As set forth by article 1 of CMN Resolution No. 4,280, of October 31, 2013, the financial statements of the Prudential Conglomerate of ITAÚ UNIBANCO HOLDING PRUDENTIAL include the consolidation of entities located either in Brazil or abroad, over which it has direct or indirect control, except for the insurance group which is not governed by item 6, article 1 of Resolution No. 4,280. The ownership interests of ITAÚ UNIBANCO HOLDING PRUDENTIAL in which there is shared control are consolidated proportionally to the respective interest.

Intercompany transactions and intercompany transactions balances and intercompany results have been eliminated on consolidation. The investment funds of which ITAÚ UNIBANCO HOLDING PRUDENTIAL’s companies are the main beneficiaries or holders of principal obligations are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, in the same categories in which these securities had been originally allocated. The effects of the foreign exchange variations on investments abroad are classified under the heading Securities and Derivative Financial Instruments in the Statement of Income.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.2

The consolidated financial statements comprise ITAÚ UNIBANCO HOLDING and its direct and indirect subsidiaries. We present below the main subsidiaries which together represent over 95% of total consolidated assets:

		Country of		Interest in voting capital at		Interest in total capital at
		Incorporation	Activity	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Banco Itaú Argentina S.A.		Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú BBA S.A.		Brazil	Financial institution	100.00%	99.99%	100.00%	99.99%
Banco Itaú Chile		Chile	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú BMG Consignado S.A	(Note 2c)	Brazil	Financial institution	60.00%	60.00%	60.00%	60.00%
Banco Itaú Paraguay S.A.		Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Suisse S.A.		Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.		Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil		Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	(1)	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.		Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA Colombia S.A. Corporación Financiera		Colombia	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc		United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú BBA USA Securities Inc.		United States	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Corretora de Valores S.A.		Brazil	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco Financeira S.A. - Crédito, Financiamento e Investimento	(2)	Brazil	Consumer Finance Credit	-	100.00%	-	100.00%
Itaú Unibanco S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Soc. Cred. Financiamento Investimento	(1)	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A. - REDE		Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%

(1) Proportionally consolidated companies.

(2) Company merged in 01/31/2015 into Itaú Unibanco S.A. and Itaú BBA Participações S.A.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.3

c)	Business development

I.	Acquisitions

Recovery do Brasil Consultoria S.A.

At December 31, 2015, ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiary Itaú Unibanco S.A., entered into an agreement for purchase and sale and other covenants with Banco BTG Pactual S.A. (BTG) for acquisition of a 81.94% interest in the capital of Recovery do Brasil Consultoria S.A. (Recovery), corresponding to BTG’s total interest in Recovery, for the amount of R$ 640 million.

In the same transaction, ITAÚ UNIBANCO HOLDING PRUDENTIAL agreed on the acquisition of approximately 70% of the portfolio of R$ 38 billion in credit rights related to the recovery of portfolios held by BTG, for the amount of R$ 570 million.

Established in 2000 in Argentina and present in Brazil since 2006, Recovery is the market leader in the management of overdue receivables portfolio. Recovery’s activities consist in prospecting and assessing portfolios, structuring and managing operations, acting in all segments, from individual to corporate loans, with financial and non-financial institutions, and offering a competitive advantage to its clients.

The transaction was approved by the Central Bank of Brazil (BACEN) on February 16, 2016 and Administrative Council for Economic Defense (CADE) on February 17, 2016.

Effective acquisitions and financial settlements will occur after the fulfillment of certain contractual conditions.

The transaction will not have significant accounting effect on the results of ITAÚ UNIBANCO HOLDING PRUDENTIAL.

ConectCar Soluções de Mobilidade Eletrônica S.A.

On October 21, 2015, ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiary Redecard S.A. (Rede), entered into a share purchase and sale commitment with Odebrecht Transport S.A. for the acquisition of 50% of capital stock of ConectCar Soluções de Mobilidade Eletrônica S.A. (ConectCar) for the amount of R$ 170 million.

ConectCar is an institution engaged in own payment arrangements and a provider of intermediation services for automatic payment of tolls, fuels and parking lots, ranked as the second largest company in the sector, currently operating in 12 States and in the Federal District. It was organized in 2012 as the result of a partnership between Odebrecht Transport S.A. and Ipiranga Produtos de Petróleo S.A., a company controlled by Ultrapar Participações S.A., which currently holds the remaining 50% of ConectCar’s capital stock.

After compliance with the conditions precedent and approval of proper regulatory authorities, the operation was closed on January 29, 2016.

The transaction will not have significant accounting effect on the results of ITAÚ UNIBANCO HOLDING PRUDENTIAL.

Itaú Corpbanca

On January 29, 2014, ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiary Banco Itaú Chile S.A. (BIC) entered into a Transaction Agreement with CorpBanca and its controlling shareholders (Corp Group) establishing the terms and conditions for the unification of operations of BIC and CorpBanca in Chile and the other jurisdictions in which CorpBanca operates.

The operation will be consummated through:

i.	Capital increase in BIC in the amount of US$ 652 million to be made by ITAÚ UNIBANCO HOLDING PRUDENTIAL or one of its subsidiaries,
ii.	Merger of BIC into CorpBanca, with cancellation of BIC’s shares and issue of new shares by CorpBanca, at the estimated rate of 85,420.07 shares of CorpBanca for each 1 share of BIC, so that the interests in the bank resulting from the merger, which will be called Itaú CorpBanca, will be 33.58% for ITAÚ UNIBANCO HOLDING PRUDENTIAL and 33.13% for Corp Group, and
iii.	Subsequent integration of Itaú BBA Colômbia S.A. into the operations of Itaú CorpBanca or its subsidiaries.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.4

Itaú CorpBanca will be controlled by ITAÚ UNIBANCO HOLDING PRUDENTIAL, which will enter into a shareholders’ agreement with Corp Group when the operation is consummated. This agreement will entitle ITAÚ UNIBANCO HOLDING PRUDENTIAL and Corp Group to appoint members for the Board of Directors of Itaú CorpBanca in accordance to their interests in capital stock, and this group of shareholders will have the privilege of electing the majority of members of the Board of Directors, and ITAÚ UNIBANCO HOLDING PRUDENTIAL will be entitled to elect the majority of these members. The chairmen of the Boards of Directors of Itaú CorpBanca and its subsidiaries will be appointed by Corp Group, and their vice-chairmen by ITAÚ UNIBANCO HOLDING PRUDENTIAL. The executives of Itaú CorpBanca and its subsidiaries will be proposed by ITAÚ UNIBANCO HOLDING PRUDENTIAL and ratified by the Board of Directors of Itaú CorpBanca. The shareholders agreement will also set forth that Corp Group will be entitled to approve, together with ITAÚ UNIBANCO HOLDING PRUDENTIAL, certain strategic matters of Itaú CorpBanca and it will include provisions on the transfer of shares between ITAÚ UNIBANCO HOLDING PRUDENTIAL and Corp Group, and third parties.

Approvals for the merger were obtained from CorpBanca and BIC shareholders, and from all proper regulatory authorities in Chile, Brazil, Colombia and Panamá. However, as set forth in the amendment to the Transaction Agreement, entered into on June 2, 2015, the parties agreed that the operation will be closed by May 2, 2016, when they will be fully prepared for the corporate reorganization process.

It is estimated that said transaction will not have significant accounting effects on the results of ITAÚ UNIBANCO HOLDING PRUDENTIAL, which will consolidate Itaú CorpBanca after the closing of the operation.

MasterCard Brasil Soluções de Pagamento Ltda.

On March 13, 2015, o ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiary Itaú Unibanco S.A., entered into an agreement with MasterCard Brasil Soluções de Pagamento Ltda. to create an alliance in the payment solutions market in Brazil.

The purposes of the operation are (a) to focus on the expansion of its issue and acquisition business, particularly related to the new payment solutions network, (b) to have access to new payment solutions technologies, (c) to obtain significant scale and efficiency gains, and (d) to benefit from MasterCard’s expertise in the management of payment solution brands.

The effectiveness of the alliance is subject to the satisfaction of certain conditions precedent and approval by proper regulatory authorities.

MaxiPago

On September 3, 2014, ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiary Redecard S.A. (Rede) entered into a share purchase agreement with the controlling shareholders of MaxiPago Serviços de Internet S.A., a gateway company – network interconnection for mobile electronic payments.

On the same date, subscription and payment of 13,336 shares (33.33%) and acquisition of 24,174 shares (41.67%) were carried out, so that Rede became the holder of 43,510 common shares, representing 75% of total voting capital of MaxiPago.

After the compliance with the conditions precedent and approval by proper regulatory authorities, the operation was closed on January 8, 2015.

The difference between the amount paid and net assets at fair value resulted in the recognition of goodwill due to expected future profitability.

Purchase price	14,500
(-) Fair value of identified assets and liabilities	(3,994)
(=)Goodwill	10,506

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.5

Tecnologia Bancária S.A. (TECBAN) – New Shareholders’ Agreement

On July 17, 2014, ITAÚ UNIBANCO HOLDING PRUDENTIAL, together with other financial institutions, signed the New Shareholders’ Agreement, which came into effect as from the operation closing date.

In line with the global trend towards best practices, the agreement establishes that, approximately within 4 years, the Parties should replace part of their external ATM networks by Banco24Horas network, generating increased efficiency, greater quality and capillarity of customer service. In addition to the Parties, approximately 40 other banks are clients of TECBAN.

After the compliance with the conditions precedent and approval by proper regulatory authorities, the operation was closed on November 14, 2014.

Interest	Current	Previous
Shares	935,995,448	974,021,768
%	24.93%	25.94%

MCC Securities e MCC Corredora de Bolsa

On July 20, 2011, ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiary Banco Itaú Chile S.A. (BIC), entered into a share purchase agreement with MCC Inversiones Globales (MCC Inversiones) and MCC Beneficial Owners (Chilean individuals), for phased acquisition of total shares of MCC Securities.

On August 1, 2011, the parties entered into an agreement for phased acquisition of total shares of MCC Corredora de Bolsa.

On August 18, 2014, they entered into a new agreement for acquiring in advance the remaining shares of MCC Securities and MCC Corredora de Bolsa.

	Current		Previous
	MCC Securities	MCC Corredora	MCC Securities	MCC Corredora
Shares	6,000,000	2,046	3,000,001	1,024
%	100%	100%	50%	50.05%

Accordingly, with this operation ITAÚ UNIBANCO HOLDING PRUDENTIAL validates its relevant share in the Chilean private banking market, as it now fully consolidates MCC Securities and MCC Corredora de Bolsa in its financial statements beginning in August 31, 2014, the closing date of the transaction.

The difference between the amount paid and net assets at fair value resulted in the recognition of goodwill due to expected future profitability and of Intangible assets.

In thousands of US$
Purchase price	77,585
(-) Fair value of identified assets and liabilities	(13,279)
(-) Brand	(2,040)
(=) Goodwill	62,266

BMG Seguradora S.A.

On June 25, 2013, ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiary Banco Itaú BMG Consignado S.A., entered into a share purchase agreement with the controlling shareholders of Banco BMG S.A., for the acquisition of 99.996% of the shares of BMG Seguradora S.A., represented by 35,292,627 shares for the amount of R$ 88,138.

BMG Seguradora S.A. entered into an exclusivity agreement with Banco BMG S.A. and Itaú BMG Consignado for the distribution of insurance products to be linked to the products sold by these banks. The purpose of the acquisition is to expand the insurance activities of ITAÚ UNIBANCO HOLDING PRUDENTIAL.

After the compliance with the conditions precedent and approval by proper regulatory authorities, the transaction was closed on January 27, 2014.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.6

The difference between the amount paid and net assets at fair value resulted in the recognition of goodwill due to expected future profitability.

Purchase price	88,138
(-) Fair value of identified assets and liabilities	(65,418)
(=) Goodwill	22,720

Citibank N.A. Uruguay Branch

On July 28, 2013, ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiary Banco Itaú Uruguay S.A. (BIU), entered into an agreement with Citibank N.A. Uruguay Branch, with rules for the acquisition of retail transactions in Uruguay.

As a result of this operation, BIU assumed a client portfolio related to retail transactions (current account, savings accounts and time deposits). The assets acquired involved mainly credit card transactions that Citibank developed in the country under Visa, Mastercard and Diners brands.

After the compliance with the conditions precedent and approval by proper regulatory authorities, the operation was closed on December 31, 2013.

The difference between the amount paid and net assets at fair value resulted in the recognition of goodwill due to expected future profitability and intangible assets.

In thousands of US$
Purchase price	25,500
(-) Intangible Assets Subject to Amortization	(529)
(+) Deferred Tax Liability	132
(=) Goodwill	25,103

Credicard

On May 14, 2013, ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiary Banco Itaucard S.A., entered into a share and quota purchase agreement with Banco Citibank, for the acquisition of Banco Citicard S.A. and Citifinancial Promotora de Vendas Ltda., including the “Credicard” brand, for R$ 2,948 million. These entities were responsible for the offer and distribution of financial products and services of the “Credicard” brand, particularly personal loans and credit cards.

After the compliance with the conditions precedent and approval by proper regulatory authorities, the operation was closed on December 20, 2013.

Due to this operation, ITAÚ UNIBANCO HOLDING PRUDENTIAL fully PRUDENTIAL Banco Citicard and Citifinancial Promotora de Vendas in its financial statements as from December 2013. On August 31, 2014, Banco Citicard was merged into Banco Itaucard S.A.

The difference between the amount paid and net assets at fair value resulted in the recognition of goodwill due to expected future profitability and intangible assets.

Purchase price	2,948,409
(-) Fair value of identified assets and liabilities	(1,069,569)
(-) Brand	(26,875)
(+) Deferred Tax Liability	10,714
(=) Goodwill	1,862,679

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.7

II.	Partnerships and Associations

Association with Banco BMG S.A.

On July 9, 2012, ITAÚ UNIBANCO HOLDING PRUDENTIAL entered into an Association Agreement with Banco BMG S.A. (BMG) aiming at the offering, distribution and sale of payroll loans through the organization of the financial institution Banco Itaú BMG Consignado S.A., in which ITAÚ UNIBANCO HOLDING PRUDENTIAL held control with a 70% interest in total voting capital, and BMG held the remaining 30%. The capital subscribed by shareholders was R$ 1,000,000, proportionally to each interest.

ITAÚ UNIBANCO HOLDING PRUDENTIAL contributed with its economic and financial capacity, administrative experience and controls, and BMG contributed with its commercial and operating competence, in addition to the technological platform required for the development of activities.

After the compliance with the conditions precedent and approval by proper regulatory authorities, the transaction was closed on January 7, 2013.

On April 29, 2014, the agreement establishing the unification of payroll loans business, concentrating the transactions at Itaú BMG Consignado, was entered into. Starting July 25, 2014 and during the term of the association, Itaú BMG Consignado is BMG’s exclusive channel for the offer of payroll loans in the Brazilian territory, subject to certain exceptions.

In consideration for the business unification, on July 25, 2014 BMG increased the capital of Itaú BMG Consignado by R$ 181 million and, therefore, ITAÚ UNIBANCO HOLDING PRUDENTIAL started to hold a 60% interest in the total voting capital and BMG started to hold the remaining 40%. The possibility of this unification had already been initially considered.

This transaction had no significant accounting effects and ITAÚ UNIBANCO HOLDING PRUDENTIAL continued to consolidate Itaú BMG Consignado in its financial statements.

Fiat Group Automobiles S.p.A. and Fiat Automóveis S.A.

On August 20, 2013, ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiary Itaú Unibanco S.A., renewed the commercial cooperation agreement maintained with Fiat Group Automobiles S.p.A. and Fiat Automóveis S.A. This agreement sets forth exclusivity for the offer of financing in promotional campaigns of car maker Fiat for the sale of new cars and exclusive use of Fiat brand in activities related to vehicle financing.

The operation did not have significant accounting effects on the financial statements of ITAÚ UNIBANCO HOLDING PRUDENTIAL.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.8

III.	Disposals

Major Risk Insurance Operation

On July 4, 2014, ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiary Itaú Unibanco S.A., entered into a share purchase agreement with ACE Ina International Holdings Ltd. (ACE), through which the former undertook to sell totally of its interest in Itaú Seguros Soluções Corporativas S.A. (ISSC).

ISSC held the major risks operations of ITAÚ UNIBANCO HOLDING PRUDENTIAL, which clients were middle-market and large companies with policies with high amounts insured.

After the compliance with the conditions precedent and approval by proper regulatory authorities, ACE paid R$ 1.5 billion to ITAÚ UNIBANCO HOLDING PRUDENTIAL and its subsidiaries, through ISSC. On October 31, 2014, ISSC transferred the shares upon financial settlement by ACE, updating the price of operation considering the shareholders equity position on the operation closing date, in the amount of R$ 379,258.

This transaction is linked with ITAÚ UNIBANCO HOLDING PRUDENTIAL’s strategy of selling retail personal and property insurance, typically related to retail banking.

Via Varejo

On October 1, 2014, ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiary Itaú Seguros S.A., received from Via Varejo the amount of R$ 584 million due to the early termination of operating agreements related to the offer of extended warranty insurance in Ponto Frio and Casas Bahia stores. The amount received refers substantially to the refund of amounts disbursed under contractual terms, duly restated.

The operation had no relevant accounting effects on the financial statements of ITAÚ UNIBANCO HOLDING PRUDENTIAL.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.9

Note 3 – Requirements regarding capital and fixed asset limits

a)	Basel and fixed asset ratios

Represented below are the main indicators at 12/31/2015, according to present regulation which defines the Consolidated Prudential as the calculation basis:

Consolidated
Prudential (1)
Reference equity (2)	128,465,152
Basel ratio	17.8%
Tier I	14.0%
Common Equity	14.0%
Additional Capital	0.0%
Tier II	3.8%
Fixed assets ratio	27.7%
Excess capital in relation to fixed assets	28,615,872

(1)	Consolidated financial statements including financial companies and the like. As from the base date January 2015, in accordance with Circular 4,278, this is the basis for the consolidation calculation;
(2)	According to CMN Resolutions No. 4,192, of March 1, 2013, No. 4,278, of October 31, 2013, No. 4,311, of February 20, 2014 and No. 4,442, of October 29, 2015, CMN defines Regulatory Capital, for the purpose of operational limit calculation, as the sum of two tiers, Tiers I and II, in which Tier I is comprised of Common Equity Tier 1 and Additional Tier 1 Capital. The calculation is composed of items that are an integral part of the Stockholders’ Equity plus prudential adjustments and deductions, in addition to eligible instruments, particularly subordinated debt.

Management considers the current Basel ratio (17.8%, based on the Consolidated Prudential, of which 14.0% of Common Equity and Tier I and 3.8% of Tier II) to be adequate, as it exceeds by 6.8 percent the minimum required by the authorities (11.0%).

In 2015, the Financial System Consolidated is no longer calculated for capital effects, in compliance with the standards in force, and has been replaced by the Consolidated Prudential.

CMN Resolution No. 4,192, of March 1, 2013, as amended, addresses the Reference Equity calculation methodology, and CMN Resolution No. 4,193, of March 1, 2013, as amended, addresses the minimum requirements for Reference Equity, Tier I, and Common Equity Tier I, and introduces the Additional Common Equity Tier 1. ITAÚ UNIBANCO HOLDING CONSOLIDATED opted to use a Standardized Approach to calculate credit and market risk-weighted assets, and the Alternative Standardized Approach to calculate operational risk-weighted assets, based on the regulations in force.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.10

The reference equity used for the calculation of ratios and the risk-weighted assets at 12/31/2015, are as follows:

	Consolidated Prudential
Stockholders' equity ITAÚ UNIBANCO HOLDING S.A. (consolidated)	106,462,440
Non-controlling interests	915,986
Changes in ownership interest in a subsidiary as a result of capital transaction	3,682,993
Consolidated stockholders’ equity (BACEN)	111,061,419
Common Equity deductions (1)	(10,106,722)
Common Equity Tier I	100,954,697
Additional Tier I deductions	45,987
Additional Tier I Capital	45,987
Tier I (Common Equity + Additional Capital)	101,000,684
Instruments eligible for inclusion in Tier II	27,403,171
Tier II deductions	61,297
Tier II	27,464,468
Regulatory Capital (Tier I + Tier II)	128,465,152
Risk-weighted assets	722,467,645
Risk-weighted assets of credit risk (RWACPAD)	679,593,183	94.1%
a) Per weighting factor (FPR):
FPR at 2%	179,196	0.0%
FPR at 20%	7,000,033	1.0%
FPR at 35%	11,694,800	1.6%
FPR at 50%	46,024,625	6.4%
FPR at 75%	136,104,497	18.8%
FPR at 85%	129,883,910	18.0%
FPR at 100%	288,057,254	39.9%
FPR at 250%	37,858,011	5.2%
FPR at 300%	10,751,102	1.5%
FPR at 1250% (2)	1,990,212	0.3%
Derivatives – Future potential gain on and variation in the counterparty credit quality Minimum Required Regulatory Capital	10,049,543	1.4%
b) Per type:
Securities	51,085,465	7.1%
Loan operations - retail	109,882,310	15.2%
Loan operations – non-retail	237,364,598	32.9%
Joint obligations - retail	242,329	0.0%
Joint obligations – non-retail	46,654,780	6.5%
Loan commitments - retail	25,971,524	3.6%
Loan commitments – non-retail	12,923,898	1.8%
Other exposures	195,468,279	27.1%
Risk-weighted assets of operational risk (RWAOPAD)	28,622,953	4.0%
Retail	7,470,420	1.0%
Commercial	16,490,550	2.3%
Corporate finance	1,379,791	0.2%
Negotiation and sales	(4,927,254)	-0.7%
Payments and settlements	3,074,061	0.4%
Financial agent services	2,872,911	0.4%
Asset management	2,144,545	0.3%
Retail brokerage	117,929	0.0%
Business plans	-	0.0%
Risk-weighted assets of market risk:	14,251,509	2.0%
Gold, foreign currency and operations subject to foreign exchange variation (RWACAM)	1,536,064	0.2%
Operations subject to interest rate variations	11,290,672	1.6%
Fixed rate denominated in Real (RWAJUR1)	2,127,454	0.3%
Foreign currency coupon (RWAJUR2)	6,699,591	0.9%
Price index coupon (RWAJUR3)	2,463,618	0.3%
Interest rate coupon (RWAJUR4)	9	0.0%
Operations subject to commodity price variation (RWACOM)	472,600	0.1%
Operations subject to stock price variation (RWAACS)	952,173	0.1%
RWA	722,467,645	100.0%
Minimum Required Regulatory Capital	79,471,441
Excess capital in relation to Minimum Required Regulatory Capital	48,993,711	61.6%
Ratio (%)	17.8%
Regulatory Capital calculated for covering the interest rate risk of operations not classified into the trading portfolio (RBAN)	1,274,661

(1) As from June 30, 2015, Resolution No. 4,277/13 establishes the application of prudential adjustments related to pricing of financial instruments evaluated by market value, impacting deductions of capital by R$ 432 million.

(2) Considers the application of "F" factor required by article 29 of Circular No. 3,644/13.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.11

During this period, the effects of the changes in legislation and balances were as follows:

Changes in the Basel Ratio	Reference equity	Weighted exposure	Effect
Ratio at 12/31/2014 - Operating Consolidated	129,790,456	768,074,569	16.9%
Change - consolidated prudential (*)	570,344	(17,234,271)	0.5%
Net income for the period	21,842,433	-	2.9%
Interest on capital and dividends	(8,439,575)	-	-1.1%
Benefits to employees - CVM Resolution No. 695, December 13, 2012	(46,759)	-	0.0%
Granting of options recognized	55,508	-	0.0%
Granting of stock options – options exercised during the period	344,133	-	0.1%
Asset valuation adjustment	(1,005,610)	-	-0.1%
Deductions in reference equity	(5,566,721)	-	-0.7%
Purchase of treasury shares	(3,324,436)		-0.4%
Subordinated debt and redeemable preferred shares	(6,143,778)	-	-0.8%
Other changes in reference equity	389,157	-	0.1%
Changes in risk exposure		(28,372,653)	0.7%
Ratio at 12/31/2015 - Consolidated Prudential	128,465,152	722,467,645	17.8%

(*) Effect due to the change from the Financial Consolidated System to the Consolidated Prudential.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.12

Note 4 – Summary of the main accounting practices

a)	Cash and cash equivalents - For the purpose of the Consolidated Statement of Cash Flows, this item includes cash and current accounts in banks (considered in the heading cash and cash equivalents), interbank deposits and securities purchased under agreements to resell – funded positions that have original maturities of up to 90 days.

b)	Interbank investments, remunerated restricted credits – Brazilian Central Bank, remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowing and onlending, subordinated debt and other receivables and payables – Transactions subject to monetary corrections and foreign exchange variations and operations with fixed charges are recorded at present value, net of the transaction costs incurred, calculated pro rata die based on the effective rate of transactions, according to CVM Resolution No. 649 of December 16, 2010.

c)	Securities - Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular No. 3,068, of November 8, 2001. Securities are classified into the following categories:

•	Trading securities – securities acquired to be actively and frequently traded, and adjusted to market value, with a counter-entry to the results for the period;

•	Available-for-sale securities – securities that can be negotiated but are not acquired to be actively and frequently traded. They are adjusted to their market value with a counter-entry to an account disclosed in stockholders’ equity;

•	Held-to-maturity securities – securities, except for non-redeemable shares, for which the bank has the financial condition and intends or is required to hold them in the portfolio up to their maturity, are recorded at cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted using the accrual method through their maturity date, not being adjusted to market value.

Gains and losses on available-for-sale securities, when realized, are recognized at the trade date in the statement of income, with a counter-entry to a specific stockholders’ equity account.

Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses.

d)	Derivative financial instruments - these are classified on the date of their acquisition, according to management's intention of using them either as a hedge or not, according to BACEN Circular No. 3,082, of January 30, 2002. Transactions involving financial instruments, carried out upon the client’s request, for their own account, or which do not comply with the hedging criteria (mainly derivatives used to manage the overall risk exposure), are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

The derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, which have changes in market value highly associated with those of the items being protected at the beginning and throughout the duration of the contract, and which are found effective to reduce the risk related to the exposure being protected, are classified as a hedge, in accordance with their nature:

•	Market Risk Hedge – financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the statement of income.

•	Cash Flow Hedge - the effective amount of the hedge of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion of the hedge is recorded directly in the statement of income.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.13

e)	Loan, lease and other credit operations (operations with credit granting characteristics) – These transactions are recorded at present value and calculated pro rata die based on the variation of the contracted index and interest rate, and are recorded on the accrual basis until the 60th day overdue in financial companies, according to the estimate of receipt. After the 60th day, income is recognized upon the effective receipt of installments. Credit card operations include receivables arising from the purchases made by cardholders. The funds related to these amounts are recorded in Other Liabilities – Credit Card Operations, which also include funds arising from other credits related to transactions with credit card issuers.

f)	Allowance for loan losses - the balance of the allowance for loan losses was recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses according to the rules determined by CMN Resolution No. 2,682 of December 21, 1999, which are as follows are:

•	Provisions are recorded from the date loans are granted, based on the client’s risk rating and on the periodic quality evaluation of clients and industries, and not only in the event of default;

•	Taking into account default exclusively, the write-off as losses occur after 360 days of credits have matured or after 540 days for operations that mature after a period of 36 months.

g)	Other assets - these assets are mainly comprised of assets held for sale relating to real estate available for sale, own real estate not in use and real estate received as payment in kind, which are adjusted to market value through the set-up of a provision, according to current regulations; and prepaid expenses, corresponding to disbursements, the benefit of which will occur in future periods.

From January 1, 2015, Itaú Unibanco adopts the option provided for in Circular No. 3,693/13, which establishes accounting procedures for the compensation of local correspondents in connection with credit origination.These compensation amounts for local correspondents in connection with transactions originated after January 1, 2017 will be fully recorded as expenses for the period.

h)	Investments – investments in subsidiary and affiliated companies are accounted for under the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost and adjusted to market value by setting up a provision in accordance with current standards.

i)	Fixed assets - these assets are stated at the cost of acquisition or construction, less accumulated depreciation. They correspond to rights related to tangible assets intended for the maintenance of the company’s operations or exercised for this purpose, including assets arising from transactions that transfer to the company their benefits, risks and controls. The consideration received under lease contracts started to be recorded in income in accordance with CMN Resolution No. 3,617 / 08, as of September 30, 2015, as determined by the Central Bank.

j)	Goodwill – corresponds to the amount paid in excess for the purchase of investments and is amortized based on expected future profitability or as realized. It is tested annually for impairment.

k)	Intangible assets – correspond to rights acquired related to intangible assets intended to be held by the company, or which are exercised for this purpose, according to CMN Resolution No. 3,642, of November 26, 2008. They are composed of: (i) the goodwill amount paid on the acquisition of the company, transferred to intangible assets in view of the transfer of the acquirer’s equity by the acquired, as set forth by Law No. 9,532/97, to be amortized based on the period defined in the appraisal reports; (ii) usage rights and rights acquired to credit payrolls and partnership agreements, amortized over the terms of the contracts or to the extent that the economic benefits flow to the company and (iii) software and customer portfolios, amortized over terms varying from five to ten years.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.14

l)	Impairment of assets – a loss is recognized when there is clear evidence that assets are stated at a non-recoverable value. This procedure is adopted semiannually.

m)	Contingent assets and liabilities and legal liabilities – tax and social security - assessed, recognized and disclosed according to the provisions set forth in CMN Resolution No. 3,823 of December 16, 2009, and BACEN Circular Letter No. 3,429 of February 11, 2010.

I -	Contingent assets and liabilities

Refer to potential rights and obligations arising from past events, the occurrence of which is dependent upon future events.

•	Contingent assets - not recognized, except upon evidence ensuring a high reliability level of realization, usually represented by claims awarded a final and unappealable judgment and confirmation of the recoverability of the claim through receipt of amounts or offset against another liability;

•	Contingent liabilities - basically arise from administrative proceedings and lawsuits inherent in the normal course of business filed by third parties, former employees and governmental bodies, in connection with civil, labor, tax and social security lawsuits and other risks. These contingencies are calculated on a conservative basis, usually recorded based on the opinion of legal advisors and considering the probability that financial resources shall be required to settle the obligation, the amount of which may be estimated with sufficient certainty. Contingencies are classified either as probable, for which provisions are recognized; possible, which are disclosed but not recognized; and remote, for which recognition or disclosure are not required. Any contingent amounts are measured through the use of models and criteria which allow adequate measurement, in spite of the uncertainty of their terms and amounts.

Escrow deposits are restated in accordance with the current legislation.

Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon judicial notification with the simultaneous recognition of receivables, without any effect on results.

II	- Legal liabilities – tax and social security

Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to judicial defense, recognized in the full amount under discussion.

Liabilities and related escrow deposits are adjusted in accordance with the current legislation.

n)	Taxes - these provisions are calculated in accordance with to current legislation at the rates shown below, using the related calculation bases.

Income tax	15.00%
Additional income tax	10.00%
Social contribution (1)	20.00%
PIS (2)	0.65%
COFINS (2)	4.00%
ISS up to	5.00%

(1)	On October 06, 2015, Law No. 13,169, a conversion of Provisional Measure No. 675, which increased the Social Contribution tax rate from 15% to 20% until December 31, 2018, for financial institutions, insurance companies and credit card management companies, was introduced. For the other companies, the tax rate remains at 9%.
(2)	For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.15

On May 14, 2014, Law No. 12.973 was enacted to change the federal tax legislation about IRPJ, CSLL, PIS and COFINS, which effects started on 01/01/2015, since ITAÚ UNIBANCO HOLDING did not exercise the option of advancing the effects pursuant to articles 75 and 96. Among other matters, said Law provides for:

•	the revocation of the Transition Tax Regime – RTT, established by Law No. 11.638/07, amended by Law No. 11.941, of May 27, 2009;
•	taxation of legal entities domiciled in Brazil, in connection with the equity increase arising from the interest in profit earned abroad by subsidiaries and affiliates and profit earned by individuals resident in Brazil by means of a legal entity controlled abroad.

Said law has not had significant accounting effects on the consolidated financial statements of ITAÚ UNIBANCO HOLDING PRUDENTIAL.

o)	Deferred income – this refers to: (i) unexpired interest received in advance that is recognized in income as earned, and (ii) the negative goodwill on acquisition of investments arising from expected future losses, which has not been absorbed in the consolidation process.

p)	Post-employments benefits

Pension plans - defined benefit plans

The liability (or asset, as the case may be) recognized in the consolidated balance sheet with respect to the defined benefit plan corresponds to the present value of the defined benefit obligations on the balance sheet date less the fair value of the plan assets. The defined benefit obligation is annually calculated by an independent actuarial consulting company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments based on the Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities.

The following amounts are recognized in the consolidated statement of income:

•	current service cost – defined as the increase in the present value of obligations resulting from employee service in the current period;

•	interest on the net amount of assets (liabilities) of defined benefit plans is the change, during the period, in the net amount recognized in assets and liabilities, due to the time elapsed, which comprises the interest income on plan assets, interest expense on the obligations of the defined benefit plan and interest on the asset ceiling effects.

Actuarial gains and losses arise from the non-realization of the actuarial assumptions established in the latest actuarial evaluation as compared to those effectively carried out, as well as the effects of changes in such assumptions. Gains and losses are fully recognized in asset valuation adjustments.

Pension plans - defined contribution

For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING CONSOLIDATED, through pension plan funds, are recognized as an expenses when due.

Other post-employment benefit obligations

Certain companies that merged into ITAÚ UNIBANCO HOLDING CONSOLIDATED over the past few years were sponsors of post-employment healthcare benefit plans and ITAÚ UNIBANCO HOLDING CONSOLIDATED is contractually committed to maintaining these benefits over specific periods, as well as in relation to the benefits granted due to a judicial ruling.

Similarly to the defined benefit pension plans, these obligations are assessed annually by independent and qualified actuaries, and the costs expected from these benefits are accrued during the length of service. Gains and losses arising from adjustments and changes in actuarial assumptions are debited from or credited to stockholders’ equity in asset valuation adjustments in the period in which they occur.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.16

Note 5 - Cash and cash equivalents

For purposes of Statement of Cash Flows, cash and cash equivalents of ITAÚ UNIBANCO HOLDING PRUDENTIAL are composed of the following:

	12/31/2015	12/31/2014
Cash and cash equivalents	18,173,065	17,303,359
Interbank deposits	23,453,126	15,281,590
Securities purchased under agreements to resell – Funded position	44,090,899	51,251,792
Total	85,717,090	83,836,741

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.17

Note 6 - Interbank investments

	12/31/2015						12/31/2014
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Money market	186,910,147	57,996,534	4,688	-	244,911,369	88.5	199,545,770	89.0
Funded position (*)	53,985,952	25,026,942	4,688	-	79,017,582	28.6	75,506,671	33.7
Financed position	126,207,698	3,964,369	-	-	130,172,067	47.0	98,974,662	44.1
With free movement	3,659,450	3,964,369	-	-	7,623,819	2.8	27,326,584	12.1
Without free movement	122,548,248	-	-	-	122,548,248	44.2	71,648,078	32.0
Short position	6,716,497	29,005,223	-	-	35,721,720	12.9	25,064,437	11.2
Interbank deposits	24,890,802	3,435,135	2,878,077	744,110	31,948,124	11.5	24,646,166	11.0
Total	211,800,949	61,431,669	2,882,765	744,110	276,859,493		224,191,936
% per maturity term	76.5	22.2	1.0	0.3
Total at 31/12/2014	154,860,361	64,322,144	4,059,380	950,051	224,191,936
% per maturity term	69.1	28.7	1.8	0.4

(*)	Includes R$ 9,460,888 (R$ 5,944,804 at 12/31/2014) related to money market with free movement, in which securities are restricted to guarantee transactions at the BM&FBovespa S.A. - Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Futures Exchange) and the Central Bank of Brazil (BACEN).

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.18

Note 7 – Securities and derivative financial instruments (assets and liabilities)

See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values.

a) Summary per maturity

	12/31/2015											12/31/2014
		Adjustment to market value reflected in:
	Cost	Results	Stockholders’ equity	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	107,892,187	(1,023,668)	(3,246,784)	103,621,735	50.1	7,120,106	13,782	550,534	5,872,663	8,276,916	81,787,734	100,685,261
Financial treasury bills	12,621,114	247	(27)	12,621,334	6.2	-	-	-	1,965,800	2,023,722	8,631,812	20,019,086
National treasury bills	18,773,079	(127,278)	(2)	18,645,799	9.0	7,111,303	-	523,081	690,383	543,220	9,777,812	18,915,032
National treasury notes	36,466,087	(667,825)	(693,243)	35,105,019	16.9	7,330	13,696	19,874	2,905,869	1,762,651	30,395,599	37,913,647
National treasury/securitization	237,061	(325)	(22,151)	214,585	0.1	-	86	166	1,561	493	212,279	254,433
Brazilian external debt bonds	39,794,846	(228,487)	(2,531,361)	37,034,998	17.9	1,473	-	7,413	309,050	3,946,830	32,770,232	23,583,063
Government securities - abroad	10,967,096	2,582	(59,429)	10,910,249	5.2	1,749,842	1,626,765	1,721,112	3,752,085	1,152,780	907,665	9,695,573
Argentina	687,679	13,694	-	701,373	0.3	222,471	467,043	9,425	-	1,435	999	631,070
Belgium	143,442	(6,649)	-	136,793	0.1	-	-	-	-	136,793	-	163,863
Chile	1,305,691	(183)	(2,446)	1,303,062	0.6	392,306	882,499	10,192	-	17,446	619	1,140,236
Colombia	76,828	(4,149)	-	72,679	0.0	159	-	8,336	24,138	848	39,198	88,283
Korea	1,625,652	-	(1)	1,625,651	0.8	455,237	-	521,137	649,277	-	-	1,782,322
Denmark	2,548,470	-	-	2,548,470	1.2	-	-	541,859	1,519,380	487,231	-	2,699,276
Spain	1,059,940	-	-	1,059,940	0.5	306,616	-	-	753,324	-	-	782,590
United States	2,159,785	19	(5,760)	2,154,044	1.0	195,072	85,943	409,670	515,533	195,164	752,662	784,173
France	-	-	-	-	0.0	-	-	-	-	-	-	133,050
Netherlands	121,784	-	(193)	121,591	0.1	-	-	-	-	121,591	-	151,431
Italy	-	-	-	-	0.0	-	-	-	-	-	-	70,325
Mexico	2,522	(13)	-	2,509	0.0	-	-	-	907	1,067	535	3,477
Paraguay	1,023,041	-	(43,137)	979,904	0.5	168,051	189,871	208,148	260,764	127,261	25,809	977,276
Uruguay	201,514	(83)	(6,822)	194,609	0.1	9,930	1,409	12,345	28,762	55,329	86,834	274,225
Other	10,748	(54)	(1,070)	9,624	0.0	-	-	-	-	8,615	1,009	13,976
Corporate securities	66,707,281	(88,455)	(776,555)	65,842,271	31.7	4,398,611	2,183,820	2,098,141	7,177,530	9,195,482	40,788,687	59,829,591
Shares	2,481,741	(67,620)	(9,667)	2,404,454	1.2	2,404,454	-	-	-	-	-	2,666,190
Rural product note	1,175,652	-	(46,126)	1,129,526	0.5	41,223	359,291	123,145	109,366	193,970	302,531	1,407,483
Bank deposit certificates	1,458,303	244	(3,213)	1,455,334	0.7	444,365	631,475	298,116	81,353	25	-	1,193,236
Securitized real estate loans	17,900,792	-	(207,132)	17,693,660	8.5	342,071	-	-	318,781	257,275	16,775,533	16,071,003
Fund quotas	574,321	(59,042)	(232)	515,047	0.3	515,047	-	-	-	-	-	259,113
Credit rights	-	-	-	-	0.0	-	-	-	-	-	-	46,968
Fixed income	423,160	(55,660)	(16)	367,484	0.2	367,484	-	-	-	-	-	130,706
Variable income	151,161	(3,382)	(216)	147,563	0.1	147,563	-	-	-	-	-	81,439
Debentures	23,589,572	61,822	(318,175)	23,333,219	11.2	290,918	411,358	742,228	435,021	2,092,740	19,360,954	20,688,433
Eurobonds and others	11,176,884	(23,852)	(67,454)	11,085,578	5.3	109,518	549,697	264,431	1,699,190	4,229,418	4,233,324	7,729,335
Financial bills	6,893,323	-	(46,932)	6,846,391	3.3	-	6,201	354,550	4,420,281	2,065,359	-	8,005,091
Promissory notes	1,060,251	-	(69,186)	991,065	0.5	251,015	190,624	230,288	113,538	205,600	-	1,396,726
Other	396,442	(7)	(8,438)	387,997	0.2	-	35,174	85,383	-	151,095	116,345	412,981
Subtotal - securities	185,566,564	(1,109,541)	(4,082,768)	180,374,255	87.0	13,268,559	3,824,367	4,369,787	16,802,278	18,625,178	123,484,086	170,210,445
Trading securities	60,941,425	(1,109,541)	-	59,831,884	28.8	9,793,768	575,947	569,389	4,637,275	4,619,947	39,635,558	65,141,488
Available-for-sale securities	86,760,346	-	(4,082,768)	82,677,578	39.9	3,132,716	3,248,420	3,800,398	11,846,222	12,572,255	48,077,567	74,593,993
Held-to-maturity securities (*)	37,864,793	-	-	37,864,793	18.3	342,075	-	-	318,781	1,432,976	35,770,961	30,474,964
Derivative financial instruments	18,451,756	8,404,918	-	26,856,674	13.0	6,038,415	4,121,716	2,911,794	2,669,958	3,599,817	7,514,974	15,431,760
Total securities and derivative financial instruments (assets)	204,018,320	7,295,377	(4,082,768)	207,230,929	100.0	19,306,974	7,946,083	7,281,581	19,472,236	22,224,995	130,999,060	185,642,205

Derivative financial instruments (liabilities)	(24,874,827)	(6,240,862)	-	(31,115,689)	100.0	(3,847,875)	(3,774,759)	(3,533,856)	(3,349,561)	(4,105,871)	(12,503,767)	(17,329,930)

(*) Unrecorded positive adjustment to market value in the amount of R$ 3,456,078 (R$ 238,863 at 12/31/2014) according to Note 7e.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.19

b) Summary by portfolio

	12/31/2015
		Restricted to				Derivative
	Own portfolio	Repurchase agreements	Free portfolio	Pledged guarantees (*)	Central Bank	Financial instruments	Total
Government securities - domestic	57,038,448	10,118,879	27,135,617	3,473,122	5,855,669	-	103,621,735
Financial treasury bills	2,889,034	6,452,636	-	3,279,664	-	-	12,621,334
National treasury bills	15,308,445	3,327,094	-	10,260	-	-	18,645,799
National treasury notes	28,883,398	339,149	-	26,803	5,855,669	-	35,105,019
National treasury/securitization	214,585	-	-	-	-	-	214,585
Brazilian external debt bonds	9,742,986	-	27,135,617	156,395	-	-	37,034,998
Government securities - abroad	7,259,703	75,421	-	3,575,125	-	-	10,910,249
Argentina	566,307	-	-	135,066	-	-	701,373
Belgium	136,793	-	-	-	-	-	136,793
Chile	1,277,869	7,696	-	17,497	-	-	1,303,062
Colombia	72,679	-	-	-	-	-	72,679
Korea	808,380	-	-	817,271	-	-	1,625,651
Denmark	764,541	-	-	1,783,929	-	-	2,548,470
Spain	532,613	-	-	527,327	-	-	1,059,940
United States	1,892,953	-	-	261,091	-	-	2,154,044
Netherlands	121,591	-	-	-	-	-	121,591
Mexico	2,509	-	-	-	-	-	2,509
Paraguay	903,124	67,725	-	9,055	-	-	979,904
Uruguay	179,335	-	-	15,274	-	-	194,609
Other	1,009	-	-	8,615	-	-	9,624
Corporate securities	60,974,602	128,922	-	4,738,747	-	-	65,842,271
Shares	2,395,289	-	-	9,165	-	-	2,404,454
Rural product note	1,129,526	-	-	-	-	-	1,129,526
Bank deposit certificates	1,312,163	128,922	-	14,249	-	-	1,455,334
Securitized real estate loans	17,693,660	-	-	-	-	-	17,693,660
Fund quotas	514,683	-	-	364	-	-	515,047
Fixed income	367,120	-	-	364	-	-	367,484
Variable income	147,563	-	-	-	-	-	147,563
Debentures	19,316,847	-	-	4,016,372	-	-	23,333,219
Eurobonds and other	10,386,981	-	-	698,597	-	-	11,085,578
Financial bills	6,846,391	-	-	-	-	-	6,846,391
Promissory notes	991,065	-	-	-	-	-	991,065
Other	387,997	-	-	-	-	-	387,997
Subtotal - securities	125,272,753	10,323,222	27,834,214	11,088,397	5,855,669	-	180,374,255
Trading securities	40,989,067	8,431,408	3,560,159	3,198,164	3,653,086	-	59,831,884
Available-for-sale securities	55,878,429	1,891,814	14,814,523	7,890,229	2,202,583	-	82,677,578
Held-to-maturity securities	28,405,257	-	9,459,532	4	-	-	37,864,793
Derivative financial instruments	-	-	-	-	-	26,856,674	26,856,674
Total securities and derivative financial instruments (assets)	125,272,753	10,323,222	27,834,214	11,088,397	5,855,669	26,856,674	207,230,929
Total securities and derivative financial instruments (assets) – 12/31/2014	95,578,102	63,196,485	8,775	2,120,261	9,306,822	15,431,760	185,642,205

(*) Represent securities deposited with Contingent Liabilities (Note 11b), Stock Exchanges and the Clearing House for the Custody and Financial Settlement of Securities.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.20

c) Trading securities

See below the composition of the portfolio of trading securities by type, stated at cost and market value and by maturity term.

	12/31/2015										12/31/2014
	Cost	Adjustment to market value (in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	55,868,374	(1,023,668)	54,844,706	91.6	7,120,043	13,721	540,752	4,457,995	3,928,359	38,783,836	60,413,730
Financial treasury bills	10,323,359	247	10,323,606	17.1	-	-	-	594,532	1,539,238	8,189,836	18,620,247
National treasury bills	11,361,917	(127,278)	11,234,639	18.8	7,111,303	-	513,413	690,383	411,876	2,507,664	8,898,457
National treasury notes	29,015,630	(667,825)	28,347,805	47.5	7,267	13,635	19,760	2,862,469	1,634,153	23,810,521	30,843,572
National treasury/securitization	3,119	(325)	2,794	0.0	-	86	166	1,561	493	488	5,460
Brazilian external debt bonds	5,164,349	(228,487)	4,935,862	8.2	1,473	-	7,413	309,050	342,599	4,275,327	2,045,994
Government securities - abroad	1,148,992	2,582	1,151,574	1.9	316,771	554,436	24,997	25,045	140,143	90,182	1,160,128
Argentina	687,679	13,694	701,373	1.2	222,471	467,043	9,425	-	1,435	999	630,918
Belgium	143,442	(6,649)	136,793	0.2	-	-	-	-	136,793	-	106,574
Chile	35,985	(183)	35,802	0.1	26,497	1,450	7,236	-	-	619	131,993
Colombia	76,747	(4,149)	72,598	0.1	78	-	8,336	24,138	848	39,198	88,282
United States	131,961	19	131,980	0.2	-	85,943	-	-	-	46,037	58,429
Mexico	2,522	(13)	2,509	0.0	-	-	-	907	1,067	535	3,477
Paraguay	67,725	-	67,725	0.1	67,725	-	-	-	-	-	128,201
Uruguay	1,888	(83)	1,805	0.0	-	-	-	-	-	1,805	4,634
Other	1,043	(54)	989	0.0	-	-	-	-	-	989	7,620
Corporate securities	3,924,059	(88,455)	3,835,604	6.5	2,356,954	7,790	3,640	154,235	551,445	761,540	3,567,630
Shares	1,995,368	(67,620)	1,927,748	3.3	1,927,748	-	-	-	-	-	1,886,264
Bank deposit certificates	19,133	244	19,377	0.0	6,137	6,992	2,095	4,153	-	-	13,333
Securitized real estate loans	-	-	-	0.0	-	-	-	-	-	-	672
Fund quotas	453,850	(59,042)	394,808	0.7	394,808	-	-	-	-	-	160,327
Fixed income	303,398	(55,660)	247,738	0.4	247,738	-	-	-	-	-	139,997
Variable income	150,452	(3,382)	147,070	0.2	147,070	-	-	-	-	-	20,330
Debentures	436,359	61,822	498,181	0.8	-	-	1,025	12,934	56,830	427,392	443,613
Eurobonds and other	1,015,681	(23,852)	991,829	1.7	28,261	798	520	137,148	494,615	330,487	1,061,468
Other	3,668	(7)	3,661	0.0	-	-	-	-	-	3,661	1,953
Total	60,941,425	(1,109,541)	59,831,884	100.0	9,793,768	575,947	569,389	4,637,275	4,619,947	39,635,558	65,141,488
% per maturity term					16.4	1.0	1.0	7.8	7.7	66.2
Total – 12/31/2014	65,445,508	(304,020)	65,141,488	100.0	6,899,633	7,813,235	2,778,306	10,191,569	4,906,254	32,552,491
% per maturity term					10.6	12.0	4.3	15.6	7.5	50.0

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.21

d) Available-for-sale securities

See below the composition of the portfolio of available-for-sale securities by type, stated at cost and market value and by maturity term.

	12/31/2015										12/31/2014
	Cost	Adjustments to market value (in stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	29,834,363	(3,246,784)	26,587,579	32.2	63	61	9,782	1,414,668	3,172,856	21,990,149	23,371,782
Financial treasury bills	2,297,755	(27)	2,297,728	2.8	-	-	-	1,371,268	484,484	441,976	1,398,841
National treasury bills	9,670	(2)	9,668	0.0	-	-	9,668	-	-	-	3,420,385
National treasury notes	7,450,457	(693,243)	6,757,214	8.2	63	61	114	43,400	128,498	6,585,078	7,070,073
National treasury/securitization	233,942	(22,151)	211,791	0.3	-	-	-	-	-	211,791	248,973
Brazilian external debt bonds	19,842,539	(2,531,361)	17,311,178	20.9	-	-	-	-	2,559,874	14,751,304	11,233,510
Government securities - abroad	9,803,178	(59,429)	9,743,749	11.7	1,433,071	1,072,329	1,696,115	3,727,040	1,012,637	802,557	8,509,692
Argentina	-	-	-	0.0	-	-	-	-	-	-	152
Belgium	-	-	-	0.0	-	-	-	-	-	-	57,289
Chile	1,269,706	(2,446)	1,267,260	1.5	365,809	881,049	2,956	-	17,446	-	1,008,243
Colombia	81	-	81	0.0	81	-	-	-	-	-	-
Korea	1,625,652	(1)	1,625,651	2.0	455,237	-	521,137	649,277	-	-	1,782,322
Denmark	2,548,470	-	2,548,470	3.1	-	-	541,859	1,519,380	487,231	-	2,699,276
Spain	1,059,940	-	1,059,940	1.3	306,616	-	-	753,324	-	-	782,590
United States	2,027,824	(5,760)	2,022,064	2.4	195,072	-	409,670	515,533	195,164	706,625	725,744
France	-	-	-	0.0	-	-	-	-	-	-	133,050
Netherlands	121,784	(193)	121,591	0.1	-	-	-	-	121,591	-	151,431
Italy	-	-	-	0.0	-	-	-	-	-	-	70,325
Paraguay	955,316	(43,137)	912,179	1.1	100,326	189,871	208,148	260,764	127,261	25,809	849,075
Uruguay	184,720	(6,822)	177,898	0.2	9,930	1,409	12,345	28,762	55,329	70,123	243,852
Other	9,685	(1,070)	8,615	0.0	-	-	-	-	8,615	-	6,343
Corporate securities	47,122,805	(776,555)	46,346,250	56.1	1,699,582	2,176,030	2,094,501	6,704,514	8,386,762	25,284,861	42,712,519
Shares	486,373	(9,667)	476,706	0.6	476,706	-	-	-	-	-	779,926
Rural product note	1,175,652	(46,126)	1,129,526	1.4	41,223	359,291	123,145	109,366	193,970	302,531	1,407,483
Bank deposit certificate	1,439,166	(3,213)	1,435,953	1.7	438,224	624,483	296,021	77,200	25	-	1,179,900
Securitized real estate loans	2,244,241	(207,132)	2,037,109	2.5	-	-	-	-	-	2,037,109	2,523,246
Fund quotas	120,471	(232)	120,239	0.1	120,239	-	-	-	-	-	98,806
Fixed income	119,762	(16)	119,746	0.1	119,746	-	-	-	-	-	5,580
Credit rights	-	-	-	0.0	-	-	-	-	-	-	46,968
Variable income	709	(216)	493	0.0	493	-	-	-	-	-	46,258
Debentures	23,153,213	(318,175)	22,835,038	27.6	290,918	411,358	741,203	422,087	2,035,910	18,933,562	20,244,820
Eurobonds and other	10,157,341	(67,454)	10,089,887	12.2	81,257	548,899	263,911	1,562,042	3,734,803	3,898,975	6,665,493
Financial bills	6,893,323	(46,932)	6,846,391	8.3	-	6,201	354,550	4,420,281	2,065,359	-	8,005,091
Promissory notes	1,060,251	(69,186)	991,065	1.2	251,015	190,624	230,288	113,538	205,600	-	1,396,726
Other	392,774	(8,438)	384,336	0.5	-	35,174	85,383	-	151,095	112,684	411,028
Total	86,760,346	(4,082,768)	82,677,578	100.0	3,132,716	3,248,420	3,800,398	11,846,222	12,572,255	48,077,567	74,593,993
% per maturity term					5.7	4.5	6.2	8.2	21.5	53.9
Total - 12/31/2014	75,165,795	(571,802)	74,593,993	100.0	3,852,364	3,969,681	5,554,917	7,274,782	10,190,123	43,752,126
% per maturity term					5.2	5.3	7.4	9.8	13.7	58.7

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.22

e)	Held-to-maturity securities

See below the composition of the portfolio of held-to-maturity securities by type, stated at cost and by maturity term. Included in the carrying value at December 31, 2015, not considered in results, is an impairment loss of R$ 697,265 (R$ 671,868 at 12/31/2014) relating to the market adjustment of the reclassified securities.

	12/31/2015									12/31/2014
	Carrying value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value	Carrying value	Market value
Government securities - domestic	22,189,450	58.6	-	-	-	-	1,175,701	21,013,749	20,341,429	16,899,750	16,837,787
National treasury bills	7,401,492	19.5	-	-	-	-	131,344	7,270,148	6,890,783	6,596,192	6,507,654
Brazilian external debt bonds	14,787,958	39.1	-	-	-	-	1,044,357	13,743,601	13,450,646	10,303,558	10,330,133
Government securities - abroad	14,926	0.0	-	-	-	-	-	14,926	15,024	25,752	31,050
Uruguay	14,906	0.0	-	-	-	-	-	14,906	14,906	25,739	30,864
Other	20	0.0	-	-	-	-	-	20	118	13	186
Corporate securities	15,660,417	41.4	342,075	-	-	318,781	257,275	14,742,286	14,052,262	13,549,462	13,367,264
Bank deposit certificate	4	0.0	4	-	-	-	-	-	4	3	3
Securitized real estate loans	15,656,551	41.4	342,071	-	-	318,781	257,275	14,738,424	14,048,396	13,547,085	13,364,887
Eurobonds and other	3,862	0.0	-	-	-	-	-	3,862	3,862	2,374	2,374
Total	37,864,793	100.0	342,075	-	-	318,781	1,432,976	35,770,961	34,408,715	30,474,964	30,236,101
% per maturity term			0.9	-	-	0.8	3.8	94.5
Total – 12/31/2014	25,567,993	100.0	98,928	380,971	211,838	268,262	556,322	24,051,672
% per maturity term			0.4	1.5	0.8	1.0	2.2	94.1

f)	Reclassification of securities

No reclassification was made in the period.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.23

g) Derivative financial Instruments

The globalization of the markets in recent years has resulted in a high level of sophistication of financial products used. As a result of this process, there has been increasing demand for derivative financial instruments to manage market risks, mainly arising from fluctuations in interest and exchange rates, commodities and other asset prices. Accordingly, ITAÚ UNIBANCO HOLDING PRUDENTIAL and its subsidiaries operate in the derivatives markets for meeting the growing needs of their clients, as well as enacting their risk management policy. This policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivative financial instrument business with clients is carried out after the approval of credit limits. The process of limit approval takes into consideration potential stress scenarios.

Knowing the client, the sector in which it operates and its risk appetite profile, in addition to providing information on the risks involved in the transaction and the negotiated conditions, ensures transparency in the relationship between the parties and the supply of a product that better meets the needs of the client.

The derivative transactions carried out by ITAÚ UNIBANCO HOLDING PRUDENTIAL and its subsidiaries with clients are neutralized in order to eliminate market risks.

The derivative contracts traded by the institution with clients in Brazil include swaps, forwards, options and futures contracts, which are registered at the BM&FBOVESPA or at the CETIP S.A. OTC Clearing House (CETIP). Overseas transactions are carried out with futures, forwards (onshore), options and swaps mostly listed on the Chicago, New York and London Exchanges. It should be emphasized that there are over-the-counter operations, but their risks are low compared to the institutions’ total. Noteworthy is also the fact that there are no structured operations based on subprime assets and all operations are based on risk factors traded on stock exchanges.

The main risk factors of the derivatives, assumed at 12/31/2015, were related to the foreign exchange rate, interest rate, commodities, US Dollar coupon, Reference Rate coupon, LIBOR and variable income. The management of these and other market risk factors is supported by sophisticated statistical and deterministic models. Based on this management model, the institution, through the use of transactions involving derivatives, has been able to optimize the risk-return ratios, even in highly volatile situations.

Most derivatives included in the institution’s portfolio are traded on stock exchanges. The prices disclosed by stock exchanges are used for these derivatives, except in cases in which the low representativeness of price due to the liquidity of a specific contract is identified. Derivatives typically valued in this way are futures contracts. Likewise, there are other instruments whose quotations (fair prices) are directly disclosed by independent institutions and which are valued based on this direct information. A substantial portion of the Brazilian government securities, highly-liquid international (public and private) securities and shares are in this situation.

For derivatives the prices of which are not directly disclosed by stock exchanges, fair prices are obtained based on pricing models which use market information, deducted based on the prices disclosed for higher liquidity assets. Interest and market volatility curves which provide input for the models are extracted from those prices. Over- the-counter derivatives, forward contracts and securities with limited liquidity are in this situation.

The total value of margins pledged in guarantee was R$ 5,770,641 (R$ 1,328,268 at 12/31/2014) and was basically composed of government securities.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.24

I - Derivatives by index

	Memorandum account / Notional amount		Balance sheet account receivable / (received) (payable) paid	Adjustment to market value (in results / stockholders' equity)	Market value
	12/31/2015	12/31/2014	12/31/2015	12/31/2015	12/31/2015	12/31/2014
Futures contracts	589,017,232	324,423,088	(70,795)	599,216	528,421	(220,945)
Purchase commitments	188,609,553	91,337,410	702,292	622,800	1,325,092	(513,409)
Commodities	315,862	156,790	9	-	9	(143)
Indexes	60,058,322	41,736,163	702,485	(6,494)	695,991	(603,420)
Interbank market	88,410,675	29,994,303	(39,859)	829	(39,030)	48,492
Foreign currency	34,227,660	12,593,710	39,777	628,465	668,242	41,810
Fixed rates	-	41,171	-	-	-	3
Securities	5,507,537	6,810,701	24	-	24	(89)
Other	89,497	4,572	(144)	-	(144)	(62)
Commitments to sell	400,407,679	233,085,678	(773,087)	(23,584)	(796,671)	292,464
Commodities	158,315	341,241	(123)	-	(123)	17
Indexes	73,459,167	19,288,872	(753,926)	8,297	(745,629)	316,070
Interbank market	190,855,366	82,595,130	60,443	477	60,920	(116,083)
Foreign currency	129,357,213	123,062,245	(79,305)	(32,358)	(111,663)	92,459
Securities	6,259,555	7,798,190	(176)	-	(176)	1
Other	318,063	-	-	-	-	-
Swap contracts			(8,848,632)	1,665,125	(7,183,507)	(4,674,991)
Asset position	327,833,655	270,208,271	4,764,351	4,382,801	9,147,152	4,863,064
Commodities	3,559	-	64	(4)	60	-
Indexes	134,427,343	103,903,526	(17,847)	1,049,942	1,032,095	724,245
Interbank market	60,887,785	68,534,186	426,009	818,030	1,244,039	801,130
Foreign currency	14,667,813	12,056,428	3,068,008	1,232,760	4,300,768	1,392,862
Floating rate	11,490,552	3,763,467	376,873	143,440	520,313	192,850
Fixed rates	106,316,027	81,924,587	910,902	1,138,346	2,049,248	1,751,383
Securities	25,011	15,538	-	-	-	440
Other	15,565	10,539	342	287	629	154
Liability position	336,682,287	275,333,867	(13,612,983)	(2,717,676)	(16,330,659)	(9,538,055)
Commodities	15,481	24,702	-	-	-	(3)
Indexes	100,825,734	72,197,428	(2,316,377)	(311,357)	(2,627,734)	(2,470,825)
Interbank market	37,889,004	51,283,974	(232,894)	(1,165,989)	(1,398,883)	(671,895)
Foreign currency	33,943,785	24,795,572	(6,084,378)	(755,485)	(6,839,863)	(2,203,527)
Floating rate	11,194,757	5,664,874	(154,923)	(559,477)	(714,400)	(202,232)
Fixed rates	152,593,472	121,048,581	(4,795,478)	69,548	(4,725,930)	(3,938,572)
Securities	63,769	87,833	(28,689)	5,084	(23,605)	(29,472)
Other	156,285	230,903	(244)	-	(244)	(21,529)
Option contracts	285,105,246	505,101,336	134,599	(335,521)	(200,922)	853,824
Purchase commitments - long position	61,880,109	88,641,492	2,287,481	1,660,464	3,947,945	1,945,460
Commodities	480,548	614,142	25,195	(11,392)	13,803	14,915
Indexes	5,505,146	35,437,660	65,819	(24,797)	41,022	58,200
Interbank market	5,116,201	12,430,047	14,922	6,047	20,969	81,826
Foreign currency	44,802,387	36,917,646	2,073,251	1,473,050	3,546,301	1,460,638
Floating rate	-	8,234	-	-	-	-
Fixed rates	5,506	2,258	-	24	24	18
Securities	5,871,988	3,153,007	100,590	208,379	308,969	313,937
Other	98,333	78,498	7,704	9,153	16,857	15,926
Commitments to sell - long position	84,799,471	143,323,660	1,481,115	153,062	1,634,177	1,964,263
Commodities	159,039	175,726	9,056	12,220	21,276	13,548
Indexes	27,824,299	77,499,793	133,292	16,469	149,761	162,229
Interbank market	12,347,369	23,358,896	15,941	(15,738)	203	1,359
Foreign currency	36,526,214	30,935,917	1,024,424	(556,940)	467,484	206,109
Floating rate	-	163,144	-	-	-	199
Fixed rates	179,269	114,124	7,815	(1,381)	6,434	4,395
Securities	7,714,549	11,042,911	290,223	697,356	987,579	1,575,514
Other	48,732	33,149	364	1,076	1,440	910
Purchase commitments - short position	58,928,405	88,218,841	(2,020,564)	(2,139,978)	(4,160,542)	(2,044,002)
Commodities	248,592	433,440	(6,251)	(387)	(6,638)	(8,627)
Indexes	5,417,570	38,387,923	(66,460)	20,997	(45,463)	(87,393)
Interbank market	5,145,727	7,380,355	(20,949)	(29,642)	(50,591)	(63,948)
Foreign currency	42,749,941	34,499,771	(1,864,100)	(1,900,855)	(3,764,955)	(1,566,881)
Fixed rates	112,107	68,291	-	(399)	(399)	(498)
Securities	5,156,135	7,370,563	(55,100)	(220,539)	(275,639)	(300,729)
Other	98,333	78,498	(7,704)	(9,153)	(16,857)	(15,926)
Commitments to sell - short position	79,497,261	184,917,343	(1,613,433)	(9,069)	(1,622,502)	(1,011,897)
Commodities	289,960	327,776	(22,082)	(38,999)	(61,081)	(43,246)
Indexes	30,277,260	123,693,987	(158,340)	(23,084)	(181,424)	(182,354)
Interbank market	7,694,060	20,849,245	(9,839)	9,823	(16)	(1,805)
Foreign currency	33,751,306	30,937,030	(1,146,668)	740,404	(406,264)	(294,675)
Fixed rates	21,515	2,656	(738)	37	(701)	(181)
Securities	7,414,428	9,073,500	(275,402)	(696,174)	(971,576)	(488,726)
Other	48,732	33,149	(364)	(1,076)	(1,440)	(910)
Forward contracts	40,218,574	7,938,348	2,127,246	79,394	2,206,640	1,634,161
Purchases receivable	507,825	161,055	509,405	459	509,864	161,117
Foreign currency	-	-	1,278	-	1,278	-
Floating rate	353,502	65,834	353,490	428	353,918	65,748
Fixed rates	154,166	93,567	154,082	31	154,113	93,637
Securities	157	1,654	555	-	555	1,732
Purchases payable	-	-	(508,126)	-	(508,126)	(160,299)
Floating rate	-	-	(353,489)	-	(353,489)	(65,221)
Fixed rates	-	-	(154,082)	-	(154,082)	(93,424)
Securities	-	-	(555)	-	(555)	(1,654)
Sales receivable	23,208,125	2,201,473	2,448,804	81,005	2,529,809	2,154,787
Commodities	7	247	7	-	7	246
Indexes	490	82	481	(2)	479	76
Interbank market	20,697,118	323	-	71,765	71,765	323
Floating rate	163,707	121,523	163,640	-	163,640	124,494
Fixed rates	152,638	386,410	157,333	-	157,333	385,450
Securities	2,194,165	1,692,888	2,127,343	9,242	2,136,585	1,644,198
Sales deliverable	16,502,624	5,575,820	(322,837)	(2,070)	(324,907)	(521,444)
Interbank market	16,502,624	5,575,820	-	(3,078)	(3,078)	(8,432)
Foreign currency	-	-	(1,864)	-	(1,864)	-
Floating rate	-	-	(163,640)	830	(162,810)	(126,465)
Fixed rates	-	-	(157,333)	178	(157,155)	(386,547)

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.25

	Memorandum account / Notional amount		Balance sheet account receivable / (received) (payable) / paid	Adjustments to market value (in results / stockholders' equity)	Market value
	12/31/2015	12/31/2014	12/31/2015	12/31/2015	12/31/2015	12/31/2014
Credit derivatives	12,662,485	11,161,054	60,068	(320,695)	(260,627)	(55,166)
Asset position	4,605,455	6,803,521	354,290	259,861	614,151	122,802
Foreign currency	3,624,943	1,805,764	353,455	210,657	564,112	50,086
Fixed rate	-	3,931,442	135	50	185	32,245
Securities	788,052	826,088	449	45,180	45,629	34,591
Other	192,460	240,227	251	3,974	4,225	5,880
Liability position	8,057,030	4,357,533	(294,222)	(580,556)	(874,778)	(177,968)
Foreign currency	4,359,709	1,790,279	(289,561)	(267,495)	(557,056)	(53,135)
Fixed rate	546,672	563,114	(5,634)	(2,574)	(8,208)	(10,151)
Securities	2,763,313	1,934,814	889	(275,036)	(274,147)	(113,347)
Other	387,336	69,326	84	(35,451)	(35,367)	(1,335)
Forwards operations	148,476,851	108,546,250	203,802	84,170	287,972	398,749
Asset position	71,227,116	57,838,847	3,285,746	144,407	3,430,153	2,156,268
Commodities	418,640	181,579	47,267	(267)	47,000	14,764
Indexes	22,115	-	1,235	-	1,235	-
Foreign currency	70,786,361	57,619,557	3,237,244	144,674	3,381,918	2,138,576
Securities	-	37,711	-	-	-	2,928
Liability position	77,249,735	50,707,403	(3,081,944)	(60,237)	(3,142,181)	(1,757,519)
Commodities	152,230	152,105	(13,266)	2,400	(10,866)	(18,566)
Indexes	76,503	-	(3,015)	-	(3,015)	-
Foreign currency	77,019,554	50,555,298	(3,065,650)	(62,637)	(3,128,287)	(1,737,832)
Securities	1,448	-	(13)	-	(13)	(1,121)
Target flow of swap	2,817,151	2,535,479	(329,407)	139,259	(190,148)	(136,498)
Asset position	1,697,505	1,616,790	199,151	156,063	355,214	93,062
Interbank market	591,088	709,278	-	-	-	-
Foreign currency	1,106,417	907,512	199,151	156,063	355,214	93,062
Liability position - Foreign currency	1,119,646	918,689	(528,558)	(16,804)	(545,362)	(229,560)
Other derivative financial instruments	17,463,862	12,032,976	300,048	253,108	553,156	302,696
Asset position	16,121,232	7,434,214	3,192,208	967,580	4,159,788	1,970,937
Foreign currency	10,468,238	2,647,440	2,882,777	588,990	3,471,767	1,581,175
Fixed rate	1,464,245	627,634	71,279	63,431	134,710	16,092
Securities	3,726,050	4,070,915	238,315	278,560	516,875	372,587
Other	462,699	88,225	(163)	36,599	36,436	1,083
Liability position	1,342,630	4,598,762	(2,892,160)	(714,472)	(3,606,632)	(1,668,241)
Foreign currency	282,681	3,473,880	(2,846,965)	(686,045)	(3,533,010)	(1,605,322)
Securities	942,852	906,211	(45,070)	(25,060)	(70,130)	(58,665)
Other	117,097	218,671	(125)	(3,367)	(3,492)	(4,254)
		Assets	18,451,756	8,404,918	26,856,674	15,431,760
		Liabilities	(24,874,827)	(6,240,862)	(31,115,689)	(17,329,930)
		Total	(6,423,071)	2,164,056	(4,259,015)	(1,898,170)

Derivative contracts mature as follows (in days):

Memorandum account/notional amount	0 - 30	31 - 180	181 - 365	Over 365	12/31/2015	12/31/2014
Futures	151,652,901	138,544,733	74,365,008	224,454,590	589,017,232	324,423,088
Swaps	10,653,936	39,701,845	46,156,833	226,556,690	323,069,304	266,189,334
Options	93,586,662	123,391,160	40,860,341	27,267,083	285,105,246	505,101,336
Forwards (onshore)	6,590,811	22,340,952	10,118,294	1,168,517	40,218,574	7,938,348
Credit derivatives	-	1,436,518	428,220	10,797,747	12,662,485	11,161,054
Forwards (offshore)	43,650,686	70,687,687	23,365,169	10,773,309	148,476,851	108,546,250
Target flow of swap	-	-	-	1,697,505	1,697,505	1,616,790
Other derivative financial instruments	1,554,826	3,261,289	576,529	12,071,218	17,463,862	12,032,976

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.26

II -	Derivatives by counterparty

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, market value, and maturity term.

	12/31/2015										12/31/2014
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Asset
Futures - BM&F Bovespa	(70,795)	599,216	528,421	2.0	638,771	(155,016)	(17,684)	(49,275)	75,984	35,641	-
Swaps - adjustment receivable	4,764,351	4,382,801	9,147,152	34.0	666,755	224,165	403,359	1,512,316	1,934,395	4,406,162	4,863,064
BM&FBOVESPA	581,481	78,791	660,272	2.5	16,707	12,517	24,789	103,525	125,830	376,904	108,667
Companies	3,948,659	1,179,915	5,128,574	19.0	628,198	29,254	46,152	1,036,722	838,304	2,549,944	2,961,156
Financial institutions	(33,571)	2,859,110	2,825,539	10.5	20,520	177,492	325,198	328,841	656,522	1,316,966	1,400,911
Individuals	267,782	264,985	532,767	2.0	1,330	4,902	7,220	43,228	313,739	162,348	392,330
Option premiums	3,768,596	1,813,526	5,582,122	20.8	2,413,182	677,012	608,435	713,894	692,085	477,514	3,909,723
BM&FBOVESPA	2,028,438	569,264	2,597,702	9.7	2,073,812	228,458	140,425	112,761	31,102	11,144	1,710,825
Companies	449,509	828,174	1,277,683	4.8	118,520	147,368	130,627	193,587	411,994	275,587	585,154
Financial institutions	1,284,044	412,335	1,696,379	6.3	220,850	300,377	336,625	398,755	248,989	190,783	1,612,363
Individuals	6,605	3,753	10,358	0.0	-	809	758	8,791	-	-	1,381
Forwards (onshore)	2,958,209	81,464	3,039,673	11.3	1,197,896	1,312,673	522,112	5,829	1,163	-	2,315,904
BM&FBOVESPA	2,129,110	81,004	2,210,114	8.2	368,337	1,312,673	522,112	5,829	1,163	-	1,644,844
Companies	417,632	371	418,003	1.6	418,003	-	-	-	-	-	342,001
Financial institutions	411,467	89	411,556	1.5	411,556	-	-	-	-	-	329,059
Credit derivatives - Financial institutions	354,290	259,861	614,151	2.3	-	296	1,611	1,952	25,782	584,510	122,802
Forwards (offshore)	3,285,746	144,407	3,430,153	12.8	1,029,869	793,759	526,776	433,492	233,027	413,230	2,156,268
BM&F Bovespa	47,384	(1)	47,383	0.2	3,488	18,903	7,415	17,577	-	-	-
Companies	1,349,030	104,496	1,453,526	5.4	177,185	326,584	288,185	294,452	134,934	232,186	913,168
Financial institutions	1,887,400	39,254	1,926,654	7.2	849,057	447,412	230,439	120,609	98,093	181,044	1,240,671
Individuals	1,932	658	2,590	0.0	139	860	737	854	-	-	2,429
Target flow of swap - Financial institutions	199,151	156,063	355,214	1.3	-	-	-	-	355,214	-	93,062
Other derivative financial instruments	3,192,208	967,580	4,159,788	15.5	91,942	1,268,827	867,185	51,750	282,167	1,597,917	1,970,937
Companies	312,908	330,025	642,933	2.4	6,865	12,589	14,000	33,505	244,232	331,742	429,511
Financial institutions	2,879,300	637,555	3,516,855	13.1	85,077	1,256,238	853,185	18,245	37,935	1,266,175	1,541,426
Total	18,451,756	8,404,918	26,856,674	100.0	6,038,415	4,121,716	2,911,794	2,669,958	3,599,817	7,514,974	15,431,760
% per maturity term					22.5	15.3	10.8	9.9	13.4	28.0
Total – 12/31/2014	13,560,226	1,871,534	15,431,760	100.0	2,423,698	2,235,861	2,858,463	2,237,791	1,188,857	4,487,090
% per maturity term					15.7	14.5	18.5	14.5	7.7	29.1

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.27

	12/31/2015										12/31/2014
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Liabilities
Futures - BM&FBOVESPA	-	-	-	0.0	-	-	-	-	-	-	(220,945)
Swaps - difference payable	(13,612,983)	(2,717,676)	(16,330,659)	52.6	(783,384)	(481,060)	(987,471)	(1,898,084)	(2,618,030)	(9,562,630)	(9,538,055)
BM&FBOVESPA	(665,788)	(440,358)	(1,106,146)	3.6	(8,813)	(10,013)	(33,717)	(145,450)	(339,716)	(568,437)	(367,678)
Companies	(5,449,336)	(462,808)	(5,912,144)	19.0	(703,383)	(422,236)	(278,919)	(952,568)	(1,338,789)	(2,216,249)	(3,823,436)
Financial institutions	(1,887,870)	(1,642,367)	(3,530,237)	11.4	(60,057)	(21,075)	(661,590)	(644,486)	(284,281)	(1,858,748)	(1,557,754)
Individuals	(5,609,989)	(172,143)	(5,782,132)	18.6	(11,131)	(27,736)	(13,245)	(155,580)	(655,244)	(4,919,196)	(3,789,187)
Option premiums	(3,633,997)	(2,149,047)	(5,783,044)	18.5	(1,458,386)	(1,285,489)	(894,728)	(846,119)	(804,594)	(493,728)	(3,055,899)
BM&FBOVESPA	(1,592,812)	(771,707)	(2,364,519)	7.6	(1,110,882)	(564,789)	(509,837)	(130,413)	(40,340)	(8,258)	(546,081)
Companies	(249,010)	(412,605)	(661,615)	2.1	(71,119)	(45,442)	(63,314)	(149,828)	(143,714)	(188,198)	(378,190)
Financial institutions	(1,780,790)	(967,038)	(2,747,828)	8.8	(276,385)	(673,888)	(320,950)	(560,382)	(620,023)	(296,200)	(2,130,066)
Individuals	(11,385)	2,303	(9,082)	0.0	-	(1,370)	(627)	(5,496)	(517)	(1,072)	(1,562)
Forwards (onshore)	(830,963)	(2,070)	(833,033)	2.6	(828,091)	(4,130)	(812)	-	-	-	(681,743)
BM&FBOVESPA	(1,864)	(3,078)	(4,942)	0.0	-	(4,130)	(812)	-	-	-	(8,431)
Companies	(411,467)	804	(410,663)	1.3	(410,663)	-	-	-	-	-	(331,751)
Financial institutions	(417,632)	204	(417,428)	1.3	(417,428)	-	-	-	-	-	(341,561)
Credit derivatives	(294,222)	(580,556)	(874,778)	2.8	-	(8,593)	(8,797)	(5,456)	(105,119)	(746,813)	(177,968)
Companies	-	-	-	0.0	-	-	-	-	-	-	(12,803)
Financial institutions	(294,222)	(580,556)	(874,778)	2.8	-	(8,593)	(8,797)	(5,456)	(105,119)	(746,813)	(165,165)
Forwards (offshore)	(3,081,944)	(60,237)	(3,142,181)	10.1	(691,897)	(727,850)	(785,248)	(580,658)	(233,028)	(123,500)	(1,757,519)
BM&FBOVESPA	(41,360)	1	(41,359)	0.1	(7,544)	(9,995)	(10,200)	(13,551)	(69)	-	-
Companies	(1,820,237)	(128,408)	(1,948,645)	6.3	(259,616)	(479,456)	(565,088)	(355,973)	(178,736)	(109,776)	(866,414)
Financial institutions	(1,219,601)	68,991	(1,150,610)	3.7	(424,620)	(237,803)	(209,715)	(210,525)	(54,223)	(13,724)	(888,007)
Individuals	(746)	(821)	(1,567)	0.0	(117)	(596)	(245)	(609)	-	-	(3,098)
Target flow of swap - Companies	(528,558)	(16,804)	(545,362)	1.8	-	-	-	-	(334,977)	(210,385)	(229,560)
Other derivative financial instruments	(2,892,160)	(714,472)	(3,606,632)	11.6	(86,117)	(1,267,637)	(856,800)	(19,244)	(10,123)	(1,366,711)	(1,668,241)
Companies	(151,068)	(710,194)	(861,262)	2.8	(525)	(2,903)	(6,070)	(3,825)	(10,123)	(837,816)	(323,526)
Financial institutions	(2,741,092)	(4,278)	(2,745,370)	8.8	(85,592)	(1,264,734)	(850,730)	(15,419)	-	(528,895)	(1,344,715)
Total	(24,874,827)	(6,240,862)	(31,115,689)	100.0	(3,847,875)	(3,774,759)	(3,533,856)	(3,349,561)	(4,105,871)	(12,503,767)	(17,329,930)
% per maturity term					12.4	12.1	11.3	10.8	13.2	40.2
Total – 12/31/2014	(15,927,929)	(1,402,001)	(17,329,930)	100.0	(1,755,253)	(1,325,120)	(1,786,382)	(2,881,536)	(1,327,384)	(8,254,255)
% per maturity term					10.1	7.6	10.3	16.7	7.7	47.6

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.28

III - Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	12/31/2015
	Futures	Swaps	Options	Forwards (onshore)	Credit derivatives	Forwards (offshore)	Target flow of swap	Other derivative financial instruments
BM&FBOVESPA	437,226,767	29,381,642	169,352,903	39,394,405	-	36,107,042	-	-
Overt-the-counter market	151,790,465	293,687,662	115,752,343	824,169	12,662,485	112,369,809	1,697,505	17,463,862
Financial institutions	150,161,610	144,711,816	90,613,434	413,070	12,662,485	79,700,710	-	8,476,788
Companies	1,628,855	70,807,150	24,582,414	411,099	-	32,464,658	1,697,505	8,987,074
Individuals	-	78,168,696	556,495	-	-	204,441	-	-
Total	589,017,232	323,069,304	285,105,246	40,218,574	12,662,485	148,476,851	1,697,505	17,463,862
Total – 12/31/2014	324,423,088	266,189,334	505,101,336	7,938,348	11,161,054	108,546,250	1,616,790	12,032,976

IV -	Credit derivatives

See below the composition of the Credit Derivatives (assets and liabilities) portfolio stated at their notional amounts, and their effect on calculation of Required Referential Equity.

	12/31/2015			12/31/2014
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
Credit swaps	(8,798,831)	3,863,654	(4,935,177)	(6,829,045)	2,661,445	(4,167,600)
Total return rate swaps	-	-	-	(1,670,566)	-	(1,670,566)
Total	(8,798,831)	3,863,654	(4,935,177)	(8,499,611)	2,661,445	(5,838,166)

The effect on the referential equity (Note 3) was R$ 466,572 (R$ 360,125 at 12/31/2014).

During the period, there was no occurrence of a credit event as defined in the agreements.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.29

V - Accounting hedge

The effectiveness computed for the hedge portfolio was in conformity with the provisions of BACEN Circular No. 3,082 of January 30, 2002, and the following accounting hedge structures are established:

I)	Cash flow - the purpose of this hedge of ITAÚ UNIBANCO HOLDING CONSOLIDATED is to hedge cash flows of interest receipt and payment (CDB / Redeemable Preferred Shares / Syndicated Loans / Assets Transactions) and exposures to future exchange rate (anticipated transactions and unrecognized firm commitments) related to its variable interest rate risk (CDI / LIBOR), and foreign exchange rate risk, making the cash flow constant (fixed rate) and regardless of the variations of DI Cetip Over and LIBOR and foreign exchange rate.

	12/31/2015			12/31/2014
	Hedge Instrument		Hedge assets	Hedge Instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Book value	Nominal value	Adjustment to market value (*)	Book value
Hedge of deposits and securities purchased under agreements to resell	81,086,279	3,604,369	87,494,921	60,602,942	934,022	63,080,201
Hedge of preferred shares	-	-	-	1,044,078	65,874	1,044,078
Hedge of syndicated loan	8,200,080	(90,455)	8,200,080	5,578,020	(15,047)	5,578,020
Hedge of highly probable anticipated transaction / firm commitments	-	-	-	80,970	(41)	83,241
Hedge of assets transactions	7,405,168	(262,698)	7,875,594	-	-	-
Total	96,691,527	3,251,216	103,570,595	67,306,010	984,808	69,785,540

(*) Recorded in Stockholders’ Equity under heading Asset Valuation Adjustments.

The gains or losses related to the accounting hedge of cash flows that we expect to recognize in Results in the following 12 months amount to R$ 522,564 (R$ (257,341) at 12/31/2014).

To hedge future cash flows of highly probable forecast transactions, arising from futures contracts in foreign currency, against the exposure to future interest rate, ITAÚ UNIBANCO HOLDING PRUDENTIAL negotiated DDI Futures contracts on BM&FBOVESPA and NDF (Non Deliverable Forward) contracts traded in the over-the-counter market. During the second quarter of 2015, part of the flow of these agreements was realized, and, accordingly, Asset Valuation Adjustment was reclassified and included in the deemed cost of assets related to Hedge of Highly Probable Forecast Transaction.

To hedge future cash flows of futures receipts and payments against exposure to variable interest rate (CDI / LIBOR), ITAÚ UNIBANCO HOLDING PRUDENTIAL negotiated DI futures contracts on BM&FBOVESPA, interest rate swap and Euro-Dollar Futures on Chicago Stock Exchange.

II)	Market risk – The hedging strategy against market risk of ITAÚ UNIBANCO HOLDING PRUDENTIAL consists of hedging the exposure to variation in market risk, in interest receipts, which are attributable to changes in interest rates related to recognized assets.

	12/31/2015				12/31/2014
	Hedge instrument		Hedge assets		Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Book value	Adjustment to market value (*)	Nominal value	Adjustment to market value (*)	Book value	Adjustment to market value (*)
Hedge of loans	4,345,899	58,886	4,345,899	60,505	2,611,681	40,078	2,611,681	59,689
Hedge of structured funding	780,960	142	780,960	57	531,240	(140)	531,240	143
Total	5,126,859	59,028	5,126,859	60,562	3,142,921	39,938	3,142,921	59,832

(*) Recorded under heading Results from Securities and Derivative Financial Instruments.

To hedge the variation in market risk in interest receipt, ITAÚ UNIBANCO HOLDING PRUDENTIAL uses interest rate swap contracts. Hedge assets are related to fixed-rate assets expressed in unidad de fomento (CLF) and denominated in Euros, issued by subsidiaries in Chile and London, respectively and with maturities between 2016 and 2030.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income in monthly periods.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.30

III)	We present below the maturity terms of cash flow hedge and market risk hedge strategies:

	12/31/2015
Strategies	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	15,772,631	30,132,393	25,262,478	6,004,001	1,297,685	2,617,091	-	81,086,279
Hedge of syndicated loan	-	8,200,080	-	-	-	-	-	8,200,080
Hedge of assets transactions	-	4,627,345	2,777,823	-	-	-	-	7,405,168
Hedge of loans	339,218	275,614	474,414	898,104	87,662	447,235	1,823,652	4,345,899
Hedge of structured funding	780,960	-	-	-	-	-	-	780,960
Total	16,892,809	43,235,432	28,514,715	6,902,105	1,385,347	3,064,326	1,823,652	101,818,386

	12/31/2014
Strategies	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	14,263,434	8,475,689	17,105,981	19,209,023	1,473,823	74,992	-	60,602,942
Hedge of preferred shares	1,044,078	-	-	-	-	-	-	1,044,078
Hedge of syndicated loan	-	-	5,578,020	-	-	-	-	5,578,020
Hedge of highly probable anticipated transaction	80,970	-	-	-	-	-	-	80,970
Hedge of loans	-	257,120	208,910	160,700	574,802	382,174	1,027,974	2,611,681
Hedge of structured funding	-	531,240	-	-	-	-	-	531,240
Total	15,388,482	9,264,049	22,892,911	19,369,723	2,048,625	457,166	1,027,974	70,448,931

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.31

h) Changes in adjustments to unrealized (*) market value for the period

	01/01 to 12/31/2015	01/01 to 12/31/2014
Opening balance	(312,891)	(1,969,702)
Adjustments with impact on:
Results	954,876	386,772
Trading securities	(805,521)	543,830
Derivative financial instruments	1,760,397	(157,058)
Stockholders’ equity	(6,352,482)	1,270,039
Available-for-sale	(3,510,966)	1,343,457
Accounting hedge – derivative financial instruments	(2,841,516)	(73,418)
Futures	(2,775,642)	(117,450)
Swaps	(65,874)	44,032

Closing balance	(5,710,497)	(312,891)
Adjustment to market value	(5,710,497)	(312,891)
Trading securities	(1,109,541)	(304,020)
Available-for-sale securities	(4,082,768)	(571,802)
Derivative financial instruments	(518,188)	562,931
Trading securities	2,164,056	403,659
Accounting hedge	(2,682,244)	159,272
Futures	(2,682,244)	93,398
Swaps	-	65,874

(*) The term unrealized in the context of Circular nº. 3.068 of 11/08/2001, of the Central Bank means not converted into cash.

i)	Realized gain of securities portfolio and derivatives financial instruments

	01/01 to 12/31/2015	01/01 to 12/31/2014
Gain (loss) – trading securities	(2,241,956)	(68,272)
Gain (loss) – available-for-sale securities	(1,419,112)	(693,771)
Gain (loss) – derivatives	(5,692,418)	621,860
Gain (loss) – foreign exchange variation on investments abroad	15,069,129	1,889,914
Total	5,715,643	1,749,731

During the periods ended December 31, 2015 and December 31, 2014, ITAÚ UNIBANCO HOLDING PRUDENTIAL did not recognize impairment losses for Held-to-Maturity Financial Assets.

During the period ended December 31, 2015, ITAÚ UNIBANCO HOLDING PRUDENTIAL recognized R$ 1,408,031 as impairment losses for Available-for-Sale Financial Assets, recorded in the statement of income in the line "Net gain (loss) from investment securities and derivatives".

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.32

j)	Sensitivity analysis (trading and banking portfolios)

In compliance with CVM Instruction No. 475, ITAÚ UNIBANCO HOLDING PRUDENTIAL carried out a sensitivity analysis by market risk factors considered relevant to which it was exposed. The biggest losses arising, by risk factor, in each scenario, were stated with impact on result, net of tax effects, by providing a vision of the ITAÚ UNIBANCO HOLDING PRUDENTIAL exposure under exceptional scenarios.

The sensitivity analyses of the non-trading and the trading portfolio shown in this report are an evaluation of a static position of the portfolio exposure and, therefore, do not consider the management’s quick response capacity (treasury and control areas), which triggers risk mitigating measures, whenever a situation of high loss or risk is identified by minimizing the sensitivity towards significant losses. In addition, we point out that the presented results do not necessarily translate into accounting results, because the study's sole purpose is to disclose the exposure to risks and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the ITAÚ UNIBANCO HOLDING PRUDENTIAL.

Trading portfolio	Exposures	12/31/2015 (*)
Risk factors	Risk of variation in:	Scenarios
		I	II	III
Interest Rate	Fixed Income Interest Rates in reais	(285)	(114,002)	(228,507)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	(162)	(5,312)	(11,459)
Foreign Exchange Rates	Prices of Foreign Currencies	657	57,436	242,760
Price Index Linked	Interest of Inflation coupon	(32)	(4,063)	(649)
TR	TR Linked Interest Rates	(0)	(7)	(14)
Equities	Prices of Equities	(148)	27,369	50,887
TOTAL		30	(38,579)	53,018

(*) Amounts net of tax effects.

Trading and Banking portfolios	Exposures	12/31/2015 (*)
Risk factors	Risk of variation in:	Scenarios
		I	II	III
Interest Rate	Fixed Income Interest Rates in reais	(4,478)	(1,612,116)	(3,095,316)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	866	(21,127)	(23,258)
Foreign Exchange Rates	Prices of Foreign Currencies	241	31,101	195,271
Price Index Linked	Interest of Inflation coupon	(2,080)	(300,614)	(528,872)
TR	TR Linked Interest Rates	666	(224,755)	(492,380)
Equities	Prices of Equities	3,206	(55,689)	(115,293)
TOTAL		(1,579)	(2,183,202)	(4,059,848)

(*) Amounts net of tax effects.

The following scenarios are used to measure the sensitivity:

•	Scenario I: Addition of 1 base point to the fixed interest rate, currency coupon, inflation , and interest rate index, and 1 percentage point in currency and share prices;

•	Scenario II: Shocks of 25 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor;

•	Scenario III: Shocks of 50 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor.

Derivative financial instruments engaged by ITAÚ UNIBANCO HOLDING PRUDENTIAL are shown in the item Derivative financial instruments in this note.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.33

Note 8 - Loan, lease and other credit operations

a) Composition of the portfolio with credit granting characteristics

I – By type of operations and risk level

	12/31/2015										12/31/2014
Risk levels	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	237,301,880	78,090,087	33,213,604	14,784,135	13,909,265	3,799,321	3,090,427	2,630,636	10,493,456	397,312,811	372,281,507
Loans and discounted trade receivables	90,076,714	68,579,255	26,204,160	10,998,262	9,457,154	3,079,539	2,647,502	2,338,106	9,018,741	222,399,433	203,531,157
Financing	85,812,810	7,522,744	5,490,630	2,986,613	3,541,891	546,596	391,712	187,353	1,383,156	107,863,505	112,883,249
Farming and agribusiness financing	7,665,744	940,192	625,289	254,950	61,850	70,716	3,483	3,691	25,210	9,651,125	8,254,119
Real estate financing	53,746,612	1,047,896	893,525	544,310	848,370	102,470	47,730	101,486	66,349	57,398,748	47,612,982
Lease operations	2,876,241	659,702	577,774	210,769	70,294	33,062	36,642	31,601	105,507	4,601,592	6,406,905
Credit card operations	-	47,890,777	4,449,263	1,586,432	781,637	617,616	597,512	502,023	3,041,484	59,466,744	59,532,159
Advance on exchange contracts (1)	2,862,206	525,979	258,246	176,160	103,905	63,519	1,926	577	8,263	4,000,781	3,791,705
Other sundry receivables (2)	1,079,528	2,616,843	517	19,123	3,984	26,453	10,584	145	416,905	4,174,082	5,436,969
Total operations with credit granting characteristics	244,119,855	129,783,388	38,499,404	16,776,619	14,869,085	4,539,971	3,737,091	3,164,982	14,065,615	469,556,010	447,449,245
Endorsements and sureties (3)	-	-	-	-	-	-	-	-	-	74,323,366	73,805,878
Total with endorsements and sureties	244,119,855	129,783,388	38,499,404	16,776,619	14,869,085	4,539,971	3,737,091	3,164,982	14,065,615	543,879,376	521,255,123
Total – 12/31/2014	225,996,719	137,598,415	36,476,969	15,074,421	8,719,423	4,327,781	3,815,406	3,053,426	12,386,685	447,449,245

(1) Includes Advances on exchange contracts and Income receivable from advances granted, reclassified from Liabilities – Foreign exchange portfolio / Other receivables (Note 2a);

(2) Includes Securities and credits receivable, Debtors for purchase of assets and Endorsements and sureties paid;

(3) Recorded in Memorandum Accounts.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.34

II – By maturity and risk level

	12/31/2015										12/31/2014
	AA	A	B	C	D	E	F	G	H	Total	Total
	Overdue Operations (1) (2)
Falling due installments	-	-	2,040,656	2,076,657	1,729,720	1,315,541	1,310,019	1,103,050	4,057,781	13,633,424	12,877,624
01 to 30	-	-	108,317	111,713	74,441	56,169	54,296	48,243	181,921	635,100	628,911
31 to 60	-	-	79,758	101,579	73,474	52,161	56,301	45,580	174,616	583,469	547,043
61 to 90	-	-	79,836	92,256	80,236	49,098	47,787	42,700	159,011	550,924	628,473
91 to 180	-	-	204,689	252,503	191,166	130,805	140,521	118,030	434,461	1,472,175	1,548,280
181 to 365	-	-	340,133	384,198	317,530	232,544	245,114	256,918	785,113	2,561,550	2,827,468
Over 365	-	-	1,227,923	1,134,408	992,873	794,764	766,000	591,579	2,322,659	7,830,206	6,697,449
Overdue installments	-	-	617,388	843,544	1,019,142	1,015,359	1,246,380	1,184,873	6,912,209	12,838,895	10,860,871
01 to 14	-	-	7,097	66,067	35,515	27,737	25,122	23,287	86,311	271,136	228,695
15 to 30	-	-	589,460	132,849	111,250	76,214	53,293	59,401	384,468	1,406,935	1,500,187
31 to 60	-	-	20,831	612,847	214,538	142,137	145,518	104,324	288,174	1,528,369	1,257,123
61 to 90	-	-	-	19,136	612,462	162,346	156,612	131,770	330,807	1,413,133	1,141,635
91 to 180	-	-	-	12,645	45,377	594,119	839,772	841,941	1,497,579	3,831,433	2,799,789
181 to 365	-	-	-	-	-	12,806	26,063	24,150	4,233,858	4,296,877	3,779,284
Over 365	-	-	-	-	-	-	-	-	91,012	91,012	154,158
Subtotal	-	-	2,658,044	2,920,201	2,748,862	2,330,900	2,556,399	2,287,923	10,969,990	26,472,319	23,738,495
Specific allowance	-	-	(26,580)	(87,606)	(274,886)	(699,270)	(1,278,200)	(1,601,546)	(10,969,990)	(14,938,078)	(13,034,278)
Subtotal - 12/31/2014	-	-	3,003,013	2,988,938	2,254,037	1,603,894	2,290,743	1,784,165	9,813,705	23,738,495

	Non-overdue operations
Falling due installments	243,502,824	129,036,770	35,465,507	13,684,607	12,039,800	2,171,940	1,158,566	858,974	3,043,744	440,962,732	422,031,307
01 to 30	19,818,276	30,189,692	6,236,492	3,461,402	4,169,470	435,668	188,012	105,354	427,316	65,031,682	59,511,301
31 to 60	18,453,115	12,972,510	3,450,924	787,867	459,677	87,917	88,827	30,867	167,668	36,499,372	39,084,670
61 to 90	10,542,355	8,861,307	1,988,656	668,264	320,505	81,205	33,397	23,711	99,021	22,618,421	25,399,284
91 to 180	23,341,818	16,438,284	5,382,446	1,368,623	880,953	124,874	84,262	57,962	229,515	47,908,737	47,062,980
181 to 365	32,267,830	16,557,551	5,000,279	2,152,926	1,294,278	212,473	158,519	102,276	292,457	58,038,589	58,484,588
Over 365	139,079,430	44,017,426	13,406,710	5,245,525	4,914,917	1,229,803	605,549	538,804	1,827,767	210,865,931	192,488,484
Overdue up to 14 days	617,031	746,618	375,853	171,811	80,423	37,131	22,126	18,085	51,881	2,120,959	1,679,443
Subtotal	244,119,855	129,783,388	35,841,360	13,856,418	12,120,223	2,209,071	1,180,692	877,059	3,095,625	443,083,691	423,710,750
Generic allowance	-	(648,917)	(358,414)	(415,693)	(1,212,022)	(662,721)	(590,346)	(613,941)	(3,095,625)	(7,597,679)	(7,106,906)
Subtotal - 12/31/2014	225,996,719	137,598,415	33,473,956	12,085,483	6,465,386	2,723,887	1,524,663	1,269,261	2,572,980	423,710,750
Grand total	244,119,855	129,783,388	38,499,404	16,776,619	14,869,085	4,539,971	3,737,091	3,164,982	14,065,615	469,556,010	447,449,245
Existing allowance	-	(648,917)	(384,994)	(503,299)	(6,477,217)	(4,539,517)	(3,736,717)	(3,164,665)	(14,065,615)	(33,520,941)	(26,471,445)
Minimum allowance required	-	(648,917)	(384,994)	(503,299)	(1,486,909)	(1,361,991)	(1,868,545)	(2,215,487)	(14,065,615)	(22,535,757)	(20,141,184)
Additional allowance (3)	-	-	-	-	(4,990,308)	(3,177,526)	(1,868,172)	(949,178)	-	(10,985,184)	(6,330,261)
Grand total - 12/31/2014	225,996,719	137,598,415	36,476,969	15,074,421	8,719,423	4,327,781	3,815,406	3,053,426	12,386,685	447,449,245
Existing allowance	-	(986,212)	(1,090,662)	(1,505,951)	(2,614,955)	(2,163,457)	(2,670,402)	(3,053,121)	(12,386,685)	(26,471,445)
Minimum allowance required	-	(687,992)	(364,770)	(452,249)	(906,053)	(1,298,334)	(1,907,703)	(2,137,398)	(12,386,685)	(20,141,184)
Additional allowance (3)	-	(298,220)	(725,892)	(1,053,702)	(1,708,902)	(865,123)	(762,699)	(915,723)	-	(6,330,261)

(1)	Operations with overdue installments for more than 14 days or under control of administrators or in companies in the process of declaring bankruptcy.
(2)	The balance of non-accrual operations amounts to R$ 18,908,315 (R$ 16,075,921 at 12/31/2014);
(3)	Allocated to each level of risk in order to explain the additional volume required for alignment to the amount of the expected loss.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.35

III – By business sector

	12/31/2015%		12/31/2014%
Public Sector	3,182,031	0.7%	4,389,520	1.0%
Private sector	466,373,979	99.3%	443,059,725	99.0%
Companies	257,214,628	54.8%	241,929,862	54.1%
Individuals	209,159,351	44.5%	201,129,863	44.9%
Grand total	469,556,010	100.0%	447,449,245	100.0%

b)	Credit concentration

	12/31/2015		12/31/2014
Loan, lease and other credit operations (*)	Risk	% of total	Risk	% of total
Largest debtor	4,753,765	0.9	5,323,600	1.0
10 largest debtors	35,526,228	6.5	32,787,688	6.3
20 largest debtors	55,184,686	10.1	53,209,479	10.2
50 largest debtors	92,744,912	17.1	88,484,872	17.0
100 largest debtors	123,664,222	22.7	118,675,477	22.8

(*) The amounts include endorsements and sureties.

	12/31/2015		12/31/2014
Loan, lease and other credit operations and securities of companies and financial institutions (*)	Risk	% of total	Risk	% of total
Largest debtor	8,050,610	1.3	5,506,955	0.9
10 largest debtors	51,671,998	8.1	41,262,200	6.8
20 largest debtors	82,207,554	12.8	68,924,307	11.4
50 largest debtors	134,404,519	21.0	119,971,609	19.9
100 largest debtors	175,681,216	27.4	160,799,815	26.7

(*) The amounts include endorsements and sureties.

c)	Changes in allowance for loan losses

	01/01 to 12/31/2015	01/01 to 12/31/2014
Opening balance	(26,471,445)	(25,928,013)
Net increase for the period	(26,585,653)	(18,735,271)
Required by Resolution No. 2,682/99	(21,930,730)	(17,621,977)
Additional allowance (4)	(4,654,923)	(1,113,294)
Transfer of financial assets (Note 8f)	1,975,618	-
Write-Off	18,386,488	18,354,212
Exchange variation	(825,949)	(162,373)
Closing balance (1)	(33,520,941)	(26,471,445)
Required by Resolution No. 2,682/99	(22,535,757)	(20,141,184)
Specific allowance (2)	(14,938,078)	(13,034,278)
Generic allowance (3)	(7,597,679)	(7,106,906)
Additional allowance (4)	(10,985,184)	(6,330,261)

(1)	The allowance for loan losses related to the lease portfolio amounts to: R$ (178,183) (R$ (314,220) at 12/31/2014).
(2)	Operations with overdue installments for more than 14 days or under responsibility of administrators or companies in the process of filing for bankruptcy.
(3)	For operations not covered in the previous item due to the classification of the client or operation.
(4)	Refers to the provision in excess of the minimum required percentage by CMN Resolution No. 2,682 of December 21, 1999.

At December 31, 2015, the balance of the allowance in relation to the loan portfolio is equivalent to 7.1% (5.9% at 12/31/2014).

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.36

d)	Recovery and renegotiation of credits

I - Composition of the result of allowance for loan losses

	01/01 to 12/31/2015	01/01 to 12/31/2014
Expenses for allowance for loan losses	(26,585,653)	(18,735,271)
Income from recovery of credits written off as loss	4,661,110	4,922,882
Result of allowance for loan losses (*)	(21,924,543)	(13,812,389)

(*) The amounts related to the lease portfolio from 01/01 to 12/31/2015 are: Expenses for allowance for loan losses R$ (138,568) (R$ (214,041) from January 1 to December 31,2014) and Income from recovery of credits written off as losses amounting to R$ 129,772 (R$ 226,384 from January 1 to December 31, 2014).

II - Renegotiated loan operations

	12/31/2015			12/31/2014
	Portfolio (1)	Allowance for Loan Losses	%	Portfolio (1)	Allowance for Loan Losses	%
Amended Credit Agreements	22,620,336	(7,706,360)	34.1%	16,329,017	(6,744,493)	41.3%
(-) Amended Operations non-overdue (2)	(7,873,723)	1,414,100	18.0%	(4,912,822)	971,538	19.8%
Renegotiated loan operations	14,746,613	(6,292,260)	42.7%	11,416,195	(5,772,955)	50.6%

(1) The amounts related to the lease portfolio are R$ 108,361 (R$ 245,216 at 12/31/2014).

(2) Resulting from non-overdue transations or with a delay of less than 30 days, reflex of changes in the original contractual terms.

e)	Restricted operations on assets

See below the information related to the restricted operations on assets, in accordance with CMN Resolution No. 2,921, of January 17, 2002.

	12/31/2015					01/01 to 12/31/2015	12/31/2014	01/01 to 12/31/2014
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	Income (expenses)	Total	Income (expenses)
Restricted operations on assets
Loan operations	-	-	204,995	240,640	445,635	100,162	204,793	36,545
Liabilities - restricted operations on assets
Foreign borrowing through securities	-	2,713	6,406	442,596	451,715	(96,515)	204,292	(36,332)
Net revenue from restricted operations						3,647		213

At December 31, 2015 and 2014 there were no balances in default.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.37

f)	Operations of sale or transfers and acquisitions of financial assets

I -	Credit assignments (transfers of receivables) carried out through December 2011 were recorded in accordance with current regulation together with income recognition at the time of the assignment, regardless of the risks and benefits being retained or not.

In compliance with CMN Resolution No. 3,809, of October 28, 2009, the amount of operations assigned with joint obligation, at December 31, 2015 where the entity significantly retained the related risks and benefits is R$ 170,958 (R$ 222,497 at 12/31/2014), composed of real estate financing of R$ 159,083 (R$ 208,897 at 12/31/2014) and farming financing of R$ 11,875 (R$ 13,600 at 12/31/2014).

II-	Beginning January 2012, as provided for by CMN Resolution No. 3,533, of January 31, 2008 and supplementary regulation, accounting records take into consideration the retention or non-retention of risks and benefits on sale or transfers of financial assets.

ITAÚ UNIBANCO HOLDING PRUDENTIAL carried out operations involving the sale or transfer of financial assets where there was retention of credit risks of financial assets transferred. Therefore, such credits continue to be recorded as credit operations totaling R$ 5,496,609 at December 31, 2015. The operations are composed of: real estate financing with an amount recorded as assets of R$ 2,647,276 and a fair value of R$ 2,624,626 and an amount recorded as liabilities in the line Other sundry liabilities of R$ 2,646,088 and a fair value of R$ 2,623,438 and working capital operations, with an amount recorded in assets is R$ 2,849,333 with fair value of R$ 2,849,333, and the amount recorded in liabilities under Other Liabilities – Sundry of R$ 2,849,273 with a fair value of R$ 2,849,273.

Sales or transfers of financial assets without risk and benefit retention totaling R$ 1,644,097 with effect on results of R$ 154,469, net of Allowance for Loan Losses.

On June 30, 2015 and December 31, the transfer of financial assets with no retention of risks and benefits between related companies, related to the operations which recovery expectation is considered by Management as remote, was carried out.

The portfolio transferred on June 30, 2015, amounting to R$ 1,080.021, fully provided for, was carried out for R$ 52,124, in accordance with the appraisal report. The operation did not give rise to any impact in the consolidated result.

The portfolio transferred on December 31, 2015, amounting to R$ 1,248,904, with average provision of 75%, was carried out for R$ 301,183, in accordance with the appraisal report. The operation gave rise to an impact in the consolidated result amounting to (R$ 15,014).

Acquisitions of loan portfolios with the retention of assignor’s risks from 01/01 up to 12/31/2015 total R$ 2,241,224.

Acquisitions of loan portfolios with the retention of assignor’s risks the amount is R$ 314,493 at 12/31/2015.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.38

Note 9 - Foreign exchange portfolio

	12/31/2015	12/31/2014
Assets - other receivables	69,600,247	42,866,091
Exchange purchase pending settlement – foreign currency	35,657,934	24,416,587
Bills of exchange and term documents – foreign currency	12,387	-
Exchange sale rights – local currency	34,184,352	19,093,822
(Advances received) – local currency	(254,426)	(644,318)
Liabilities – other liabilities (Note 2a)	69,144,042	43,658,694
Exchange sales pending settlement – foreign currency	33,397,229	18,753,401
Liabilities from purchase of foreign currency – local currency	35,531,124	24,749,218
Other	215,689	156,075
Memorandum accounts	2,287,745	1,245,537
Outstanding import credits – foreign currency	1,314,109	1,198,924
Confirmed export credits – foreign currency	973,636	46,613

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.39

Note 10 – Funding, borrowing and onlending

a)	Summary

	12/31/2015						12/31/2014
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Deposits	195,467,236	28,523,624	14,302,634	60,025,397	298,318,891	33.2	310,261,712	37.4
Deposits received under securities repurchase agreements	159,327,160	15,184,947	21,262,636	157,911,896	353,686,639	39.4	326,999,507	39.4
Funds from acceptance and issuance of securities	4,127,554	16,509,670	8,096,081	46,862,735	75,596,040	8.4	47,757,528	5.8
Borrowing and onlending	4,419,173	29,333,803	23,983,995	46,852,304	104,589,275	11.6	88,766,429	10.7
Subordinated debt (*)	4,722,346	1,810,142	3,675,637	55,576,439	65,784,564	7.3	55,617,390	6.7
Total	368,063,469	91,362,186	71,320,983	367,228,771	897,975,409		829,402,566
% per maturity term	41.0	10.2	7.9	40.9
Total - 12/31/2014	369,548,192	82,230,681	57,567,566	320,056,127	829,402,566
% per maturity term	44.6	9.9	6.9	38.6

(*) At 12/31/2014 includes R$ 1,048,455 of Redeemable Preferred Shares classified under non-controlling interests in Balance Sheet.

b)	Deposits

	12/31/2015						12/31/2014
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Demand deposits	65,842,651	-	-	-	65,842,651	22.1	63,424,621	20.4
Savings accounts	111,318,801	-	-	-	111,318,801	37.3	118,449,430	38.2
Interbank	4,475,544	8,726,701	1,011,608	754,733	14,968,586	5.0	19,145,498	6.2
Time deposits	13,830,240	19,796,923	13,291,026	59,270,664	106,188,853	35.6	109,242,163	35.2
Total	195,467,236	28,523,624	14,302,634	60,025,397	298,318,891		310,261,712
% per maturity term	65.5	9.6	4.8	20.1
Total – 12/31/2014	198,428,558	37,193,405	8,806,230	65,833,519	310,261,712
% per maturity term	64.0	12.0	2.8	21.2

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.40

c)	Deposits received under securities repurchase agreements

	12/31/2015						12/31/2014
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	%	Total	%
Own portfolio	13,091,281	10,836,412	17,637,691	123,637,606	165,202,990	46.7	190,218,863	58.2
Government securities	9,828,154	206,244	13,408	3,582	10,051,388	2.8	43,459,972	13.3
Own issue	2,861,937	10,562,047	17,624,283	123,634,024	154,682,291	43.7	141,652,333	43.3
Foreign	401,190	68,121	-	-	469,311	0.1	5,106,558	1.6
Third-party portfolio	129,578,895	-	-	-	129,578,895	36.6	111,073,492	34.0
Free portfolio	16,656,984	4,348,535	3,624,945	34,274,290	58,904,754	16.7	25,707,152	7.8
Total	159,327,160	15,184,947	21,262,636	157,911,896	353,686,639		326,999,507
% per maturity term	45.0	4.3	6.0	44.6
Total – 12/31/2014	162,200,864	11,316,358	15,150,192	138,332,093	326,999,507
% per maturity term	49.6	3.5	4.6	42.3

d)	Funds from acceptance and issuance of securities

	12/31/2015						12/31/2014
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Funds from bills:	3,855,648	13,190,978	5,981,991	23,834,408	46,863,025	62.0	29,431,676	61.6
Financial	246,020	2,797,375	816,809	14,635,689	18,495,893	24.5	10,644,873	22.3
Real estate	2,478,190	8,079,966	1,884,011	2,011,342	14,453,509	19.1	10,832,183	22.7
Bill of credit related to agribusiness	1,124,107	2,304,821	3,266,401	7,079,657	13,774,986	18.2	7,810,374	16.4
Mortgage notes	7,331	8,816	14,770	107,720	138,637	0.2	144,246	0.3
Foreign securities	99,033	2,842,609	1,869,783	19,976,616	24,788,041	32.8	16,092,734	33.7
Brazil risk note programme	30,586	61,412	261,557	5,531,070	5,884,625	7.8	3,061,964	6.4
Structure note issued	56,047	1,318,917	808,796	6,490,414	8,674,174	11.5	6,394,235	13.4
Bonds	10,710	120,611	133,860	7,324,977	7,590,158	10.1	4,019,036	8.4
Fixed rate notes	-	1,175,772	663,816	305,054	2,144,642	2.8	1,673,953	3.5
Eurobonds	1,690	8,023	1,754	149,397	160,864	0.2	657,524	1.4
Other	-	157,874	-	175,704	333,578	0.4	286,022	0.6
Structured Operations Certificates (*)	172,873	476,083	244,307	3,051,711	3,944,974	5.2	2,233,118	4.7
Total	4,127,554	16,509,670	8,096,081	46,862,735	75,596,040		47,757,528
% per maturity term	5.5	21.8	10.7	62.0
Total – 12/31/2014	3,959,451	13,833,959	8,611,575	21,352,543	47,757,528
% per maturity term	8.3	29.0	18.0	44.7

(*) As of December 31, 2015, the market value of the funding from Structured Operations Certificates issued is R$ 4,510,947 (R$ 2,525,830 at 12/31/2014) according to BACEN Circular Letter No. 3,623.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.41

e)	Borrowing and onlending

	12/31/2015						12/31/2014
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Borrowing	3,832,472	23,270,316	18,750,228	19,932,743	65,785,759	62.9	43,536,190	49.0
Domestic	906,293	70,061	73,947	43,773	1,094,074	1.0	878,607	1.0
Foreign (*)	2,926,179	23,200,255	18,676,281	19,888,970	64,691,685	61.9	42,657,583	48.1
Onlending	586,701	6,063,487	5,233,767	26,919,561	38,803,516	37.1	45,230,239	51.0
Domestic – official institutions	586,701	6,063,484	5,232,204	26,919,561	38,801,950	37.1	45,228,106	51.0
BNDES	211,173	3,103,003	3,132,461	8,883,265	15,329,902	14.7	17,532,677	19.8
FINAME	375,422	2,957,389	2,090,482	17,382,227	22,805,520	21.8	27,163,046	30.6
Other	106	3,092	9,261	654,069	666,528	0.6	532,383	0.6
Foreign	-	3	1,563	-	1,566	0.0	2,133	0.0
Total	4,419,173	29,333,803	23,983,995	46,852,304	104,589,275		88,766,429
% per maturity term	4.2	28.0	22.9	44.8
Total – 12/31/2014	4,785,356	19,194,244	23,033,385	41,753,444	88,766,429
% per maturity term	5.4	21.6	25.9	47.0

(*) Foreign borrowing are basically represented by foreign exchange transactions related to export pre-financing and import financing.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.42

f)	Subordinated debt

	12/31/2015						12/31/2014
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
CDB	4,502,839	1,022,040	1,235,297	806,699	7,566,875	11.5	7,458,744	13.4
Financial treasury bills	88,875	472,586	2,423,699	23,927,896	26,913,056	40.9	25,765,817	46.4
Euronotes	125,323	303,668	-	30,431,666	30,860,657	46.9	20,991,270	37.7
Bonds	5,309	11,848	16,641	493,628	527,426	0.8	413,624	0.7
(-) Transaction costs incurred (Note 4b)	-	-	-	(83,450)	(83,450)	(0.1)	(60,520)	(0.1)
Total Other Liabilities	4,722,346	1,810,142	3,675,637	55,576,439	65,784,564		54,568,935
Redeemable preferred shares	-	-	-	-	-	-	1,048,455	1.9
Grand total (*)	4,722,346	1,810,142	3,675,637	55,576,439	65,784,564		55,617,390
% per maturity term	7.1	2.8	5.6	84.5
Total – 12/31/2014	173,963	692,715	1,966,184	52,784,528	55,617,390
% per maturity term	0.4	1.2	3.5	94.9

(*) According to current legislation, the accounting balance of subordinated debt as of December 2015 was used for the calculation of reference equity as of December, 2012, totaling R$ 51,134,447.

Description
Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	Account balance
Subordinated CDB - BRL
	465,835	2006	2016	100% of CDI + 0.7% (*)	1,235,297
	2,719,268	2010	2016	110% to 114% of CDI	5,257,266
	122,500			IPCA + 7.21% to 7.33%	267,613
	366,830	2010	2017	IPCA + 7.21% to 7.33%	806,699
				Total	7,566,875

Subordinated financial bills - BRL	365,000	2010	2016	100% of CDI + 1.35% a 1.36%	384,821
	1,874,000			112% to 112.5% of CDI	1,973,116
	30,000			IPCA + 7%	59,390
	206,000	2010	2017	IPCA + 6.95% to 7.2%	312,164
	3,223,500	2011	2017	108% to 112% of CDI	3,494,200
	352,400			IPCA + 6.15% to 7.8%	578,184
	138,000			IGPM + 6.55% to 7.6%	240,906
	3,650,000			100% of CDI + 1.29% to 1.52%	3,789,816
	500,000	2012	2017	100% of CDI + 1.12%	506,275
	42,000	2011	2018	IGPM + 7%	60,345
	30,000			IPCA + 7.53% to 7.7%	44,433
	460,645	2012	2018	IPCA + 4.4% to 6.58%	689,817
	3,782,100			100% of CDI + 1.01% to 1.32%	3,900,015
	6,373,127			108% to 113% of CDI	7,028,255
	112,000			9.95% to 11.95%	157,938
	2,000	2011	2019	109% to 109.7% of CDI	3,110
	12,000	2012	2019	11.96%	18,591
	100,500			IPCA + 4,7% a 6,3%	147,928
	1,000			110% of CDI	1,526
	20,000	2012	2020	IPCA + 6% to 6.17%	32,592
	1,000			111% of CDI	1,532
	6,000	2011	2021	109.25% to 110.5% of CDI	9,573
	2,306,500	2012	2022	IPCA + 5.15% to 5.83%	3,453,716
	20,000			IGPM + 4.63%	24,813
				Total	26,913,056

Subordinated euronotes - USD
	1,000,000	2010	2020	6.2%	3,947,729
	1,000,000	2010	2021	5.75%	3,890,497
	750,000	2011	2021	5.75% to 6.2%	3,075,838
	550,000	2012	2021	6.2%	2,147,640
	2,625,000	2012	2022	5.5% to 5.65%	10,363,629
	1,870,000	2012	2023	5.13%	7,351,874
				Total	30,777,207

Subordinated bonds - CLP	41,528,200	2008	2033	3.5% to 4.5%	240,924
	47,831,440	2014	2034	3.8%	286,502
				Total	527,426

Total					65,784,564

(*) Subordinated CDBs may be redeemed as from November 2011.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.43

Note 11 – Contingent assets and liabilities and legal liabilities – tax and social security

In the ordinary course of its businesses, ITAÚ UNIBANCO HOLDING PRUDENTIAL is involved in contingencies that may be classified as follows.

a) Contingent Assets: there are no contingent assets recorded.

b) Provisions and contingencies: The criteria to quantify contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks.

-	Civil lawsuits:

Collective lawsuits (related to claims of a similar nature and with individual amounts not considered significant): contingencies are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the type of lawsuit and the characteristics of the court (Small Claims Court or Regular Court).

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): calculation is carried out on a periodical basis, as from the calculation of the claimed amount which, in turn, is estimated based on the de jure or de facto characteristics related to that lawsuit. The amounts considered as probable losses are recorded as provisions.

In general, contingencies arise from revision of contracts and compensation for damages and pain and suffering. ITAÚ UNIBANCO HOLDING PRUDENTIAL is also a party to specific lawsuits related to the collection of understated inflation adjustments to savings accounts resulting from economic plans.

From 1986 to 1994, the Brazilian federal government implemented several consecutive monetary stabilization plans (MSP) to combat hyperinflation. In order to implement these plans, the Brazilian federal government enacted several laws based on its power to regulate the monetary and financial systems, as granted by the Brazilian federal constitution.

Savings account holders at the time when these MSPs were implemented challenged the constitutionality of the laws in connection with such plans, claiming, from the banks in which they held savings accounts, additional interest based on the inflation rates applied to the deposit accounts based on the MSPs.

We are defendants in numerous standardized lawsuits filed by individuals in respect of the MSP, and we record provisions for such claims upon service of process for a claim. In addition, we are defendants in class actions, similar to the lawsuits by individuals, filed by either (i) consumer protection associations or (ii) the Public Prosecution Office on behalf of savings account holders. Holders of savings accounts may claim any amount due based on such a decision. We record provisions when individual plaintiffs apply to enforce such decisions, using the same criteria adopted to determine provisions for individual lawsuits.

The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but has not issued a final ruling with respect to the constitutionality of the MSPs as applicable to savings accounts. In relation to a similar dispute with respect to the constitutionality of the MSPs as applicable to time deposits and other private agreements, the STF has decided that the bills were constitutional. As a response to this discrepancy, the National Confederation of the Financial System (CONSIF) an association of Brazilian financial institutions, filed a special proceeding with the STF (Action against the violation of a constitutional fundamental right - “ADPF” No. 165), in which the Central Bank filed an amicus brief, arguing that savings account holders did not incur actual damages and that the MSPs as applicable to savings accounts were in accordance with the federal constitution. Accordingly, the STF suspended the ruling of all appeals involving this matter until it pronounces a final decision. However, there is no estimate when the judgment by STF will occur, since, due to the disqualification of certain ministers, there is no sufficient quorum at this time to resolve on the issue.

The most important rulings will address the following issues: (i) the accrual of compensatory interest on the amount due to the plaintiff, in filings that carry no specific claim to such interest; (ii) the initial date of default interest, in regard to class actions; and (iii) the possibility of compensating the negative difference arising in the month of the MSP implementation, between the interests actually paid on saving accounts and the inflation rate of the same period, with the positive difference arising in the months subsequent to the MSP implementation, between the interests actually paid on saving accounts and the inflation rate of the same period. In relevant sentences in 2015, the STJ decided that: (i) the inclusion of interest in the calculation of execution is not applicable if there is no express sentence for this; and (ii) there shall be no payment of interest to holders of savings accounts after the proven closing date of those accounts. The thesis that understated inflation of plans subsequent to those challenged in the lawsuit can be included as full monetary correction of the debt, even with no express claim by the holder of savings account, has been reaffirmed. Additionally, STJ reaffirmed that the term for filling collection lawsuits expired within five years counted from the implementation date of the monetary stabilization plan (MSP). Accordingly, various collective lawsuits continue being extinguished by the Judiciary Branch as a result of this decision.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.44

No amount is recorded as a provision in relation to Civil lawsuits which likelihood of loss is considered possible, which total estimated risk is R$ 2,186,113 (R$ 1,584,427 at 12/31/2014) and the main nature of which refers to claims form compensation or collections, the individual amounts of which are not significant.

-	Labor claims

Collective lawsuits (related to claims considered similar and which each individual amount is not considered significant): The expected amount of loss is determined and accrued monthly according to the statistical share pricing model and is reassessed taking into account court rulings. These are adjusted to the amounts deposited as guarantee for their execution when realized.

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined from time to time, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the de facto and de jure characteristics related to such lawsuit. The amounts of losses which likelihood of loss is considered probable are accrued.

Contingencies are related to lawsuits in which alleged labor rights based on labor legislation specific to the related profession, such as overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement and other, are discussed.

No amount is recorded as a provision for labor claims for which the likelihood of loss is considered possible, and for which the total estimated risk is R$ 791,912 (R$ 401,743 at 12/31/2014).

-	Other Risks

These are quantified and accrued mainly based on the evaluation of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposits balances:

	01/01 to 12/31/2015				01/01 to 12/31/2014
	Civil	Labor	Other	Total	Total
Opening balance	4,561,724	5,106,949	155,002	9,823,675	9,081,758
Balance arising from the aquisition of companies	-	-	-	-	227,834
(-) Contingencies guaranteed by indemnity clauses (Note 4m I)	(132,264)	(954,416)	-	(1,086,680)	(888,087)
Subtotal	4,429,460	4,152,533	155,002	8,736,995	8,421,505
Monetary restatement/charges	317,557	504,342	-	821,899	464,750
Changes in the period reflected in results (Notes 12f and 12i)	1,646,818	1,557,582	(22,334)	3,182,066	2,333,138
Increase (*)	2,586,063	1,700,426	(19,509)	4,266,980	3,292,940
Reversal	(939,245)	(142,844)	(2,825)	(1,084,914)	(959,802)
Payment	(1,510,589)	(1,528,235)	-	(3,038,824)	(2,482,398)
Subtotal	4,883,246	4,686,222	132,668	9,702,136	8,736,995
(+) Contingencies guaranteed by indemnity clauses (Note 4m I)	236,000	983,585	-	1,219,585	1,086,680
Closing balance	5,119,246	5,669,807	132,668	10,921,721	9,823,675
Closing balance at 12/31/2014	4,561,724	5,106,949	155,002	9,823,675
Escrow deposits at 12/31/2015	1,689,282	2,025,134	-	3,714,416
Escrow deposits at 12/31/2014	1,970,984	2,313,517	-	4,284,501

(*) Civil provisions include the provision for economic plans amounting to R$ 232,966 (R$ 209,849 from January 1 to December 31, 2014) (Note 21k).

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.45

-	Tax and social security lawsuits

Contingencies are equivalent to the principal amount of taxes involved in tax, administrative or judicial challenges, subject to tax assessment notices, plus interest and, when applicable, fines and charges. The amount is accrued when it involves legal obligation, regardless of the likelihood of loss, that is, a favorable outcome to the institution is dependent upon the recognition of the unconstitutionality of the applicable law in force. In other cases, the Bank recognizes a provision whenever the likelihood of loss is probable.

The table below shows the changes in the provisions and respective escrow deposits for Tax and Social Security lawsuits:

	01/01 to 12/31/2015			01/01 to 12/31/2014
Provisions	Legal obligation	Contingencies	Total	Total
Opening balance	2,912,015	2,728,492	5,640,507	7,885,856
Effect of change in consolidation criteria	-	-	-	644
Reclassification of Contingent Liabilities (*)	311,864	(311,864)	-	-
(-) Contingencies guaranteed by indemnity clauses (Note 4m II)	-	(55,255)	(55,255)	(51,989)
Subtotal	3,223,879	2,361,373	5,585,252	7,834,511
Monetary restatement/charges	213,584	348,587	562,171	433,358
Changes in the period reflected in results	71,968	586,222	658,190	826,037
Increase	73,588	1,057,443	1,131,031	1,157,787
Reversal	(1,620)	(471,221)	(472,841)	(331,750)
Payment	(86,441)	(224,641)	(311,082)	(3,508,654)
Subtotal	3,422,990	3,071,541	6,494,531	5,585,252
(+) Contingencies guaranteed by indemnity clauses (Note 4m II)	-	59,157	59,157	55,255
Closing balance	3,422,990	3,130,698	6,553,688	5,640,507
Closing balance at 12/31/2014	2,912,015	2,728,492	5,640,507

(*) At June 30, 2015, lawsuits from Contingent Liabilities were reclassified to Legal Liabilities.

	01/01 to 12/31/2015			01/01 to 12/31/2014
Escrow deposits	Legal obligation	Contingencies	Total	Total
Opening balance	3,547,134	403,401	3,950,535	4,703,729
Effect of change in consolidation criteria	-	-	-	228
Reclassification of Deposits (*)	339,953	(339,953)	-	-
Appropriation of income	181,168	56,320	237,488	329,770
Changes in the period	(632,960)	328,951	(304,009)	(1,083,081)
Deposited	20,807	330,115	350,922	355,202
Withdrawals	(569,249)	(794)	(570,043)	(23,092)
Reversals to income	(84,518)	(370)	(84,888)	(1,415,191)
Closing balance	3,435,295	448,719	3,884,014	3,950,646
Relocated to assets pledged in guarantee of contingencies (Note 11d)	-	162	162	(110)
Closing balance after relocated	3,435,295	448,881	3,884,176	3,950,535
Closing balance at 12/31/2014	3,547,134	403,401	3,950,535

(*) At June 30, 2015, lawsuits from Contingent Liabilities were reclassified to Legal Liabilities. Accordingly, the same treatment was applied to guarantees.

The main discussions related to the provisions recognized for Tax and Social Securities Lawsuits are described as follows:

•	CSLL – Isonomy – R$ 1,069,781: as the law increased the CSLL rate for financial and insurance companies to 15%, the company is discussing the lack of constitutional support for this measure and, due to the principle of isonomy, the company is defending the levying of CSLL at the regular rate of 9%. The corresponding escrow deposit balance totals R$ 1,054,583;

•	INSS – Accident Prevention Factor (FAP) – R$ 828,366: it challenges the legality of FAP and inconsistent calculation by the INSS. The corresponding escrow deposit balance totals R$ 94,784;

•	PIS and COFINS – Calculation basis – R$ 551,752: the company is defending the levying of contributions on revenue, understood as revenue from the sales of assets and services. The corresponding escrow deposit balance totals R$ 538,195.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.46

Off-balance sheet contingencies – The estimated amounts at risk in the main tax and social security lawsuits with a likelihood of loss deemed possible, which total R$ 14,682,183, are described below:

•	INSS – Non-compensatory amounts – R$ 4,309,257: we defend the non-taxation of these amounts, mainly profit sharing, stock options, transportation vouchers and sole bonuses;

•	IRPJ and CSLL – Goodwill – Deduction – R$ 2,867,449: the deductibility of goodwill on acquisition of investments with future expected profitability, and R$ 611,833 of this amount is guaranteed in company purchase agreements;

•	IRPJ and CSLL – Interest on capital – R$ 1,269,068: the company is defending the deductibility of interest on capital declared to stockholders based on the Brazilian long term interest rate (TJLP) on the stockholders’ equity for the year and for prior years;

•	IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed – R$ 1,094,621: cases in which the liquidity and the ability to offset credit are discussed;

•	ISS – Banking Institutions – R$ 932,431: these are banking operations, revenue from which may not be interpreted as prices for services rendered, and/or which arises from activities not listed under Supplementary Law No. 116/03 or Law No. 406/68.

c)	Receivables - reimbursement of contingencies

The receivables balance arising from reimbursements of contingencies totals R$ 1,047,282 (R$ 691,309 at 12/31/2014) (Note 13a), basically represented by the guarantee for the Banco Banerj S.A. privatization process which occurred in 1997, where the State of Rio de Janeiro created a fund to guarantee civil, labor and tax contingencies.

d)	Assets pledged as contingencies

Assets pledged in guarantee for contingencies are related to liability contingencies and restricted or deposited as presented below:

	12/31/2015	12/31/2014
Securities (basically financial treasury bills – Note 7b)	774,938	804,332
Deposits in guarantee	3,964,441	3,845,204

Escrow deposits are generally required to be made with the court in connection with lawsuits in Brazil, and they are held by the respective court until a decision is made. In case of a decision against ITAÚ UNIBANCO HOLDING PRUDENTIAL, the deposited amount is released from escrow and transferred to the counterparty to the lawsuit. In the case of a decision in favor of ITAÚ UNIBANCO HOLDING PRUDENTIAL, the deposited amount is released at the full deposited and updated amount.

In general, provisions related to lawsuits of ITAÚ UNIBANCO HOLDING PRUDENTIAL are long term, considering the time required for the termination of these lawsuits in the Brazilian judicial system, which is the reason why no estimate of the specific year in which these lawsuits will be terminated has been disclosed.

According to the opinion of its legal advisors, ITAÚ UNIBANCO HOLDING PRUDENTIAL and its subsidiaries are not involved in any other administrative or judicial proceedings that may significantly impact the results of their operations. The combined evaluation of all existing provisions for all contingent liabilities and legal obligations, which are recognized based on statistical models for claims involving small amounts and on individual evaluations by internal and external legal advisors of other cases, showed that the accrued amounts are sufficient, in the terms of CMN Resolution No. 3,823, of December 16, 2009, and BACEN Circular Letter No. 3,429, of February 11, 2010.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.47

e)	Program for Cash or Installment Payment of Taxes

ITAÚ UNIBANCO HOLDING PRUDENCIAL adhered to the Program for Cash or Installment Payment of Taxes, substantially related to the Federal area, established by Law No. 13,097, of January 19, 2015 and Law No. 13,043/2014. The program included debits managed by the Federal Reserve Service of Brazil and was established in accordance with the following main articles:

•	Refis of Capital Gain Earned in the Merger of Shares from Nova Bolsa - Law 13,097/15 article 145 – Arising from capital gain earned until December 31, 2008 due to the sale of shares resulting from the conversion of equity securities from nonprofit associations.

The net effect of the program in the result was R$ 27,309, and it is reflected in Other Operating Income, Income Tax and Social Contribution.

f)	Programs for Cash or Installment Payment of Municipal Taxes

ITAÚ UNIBANCO HOLDING and its subsidiaries adhered to the Programs for Incentivized Installment Payment substantially related to the municipal level, established by Laws: São Paulo (Law No. 16,097, of 12/29/2014); (Law No. 55,828, of 01/07/2015); Rio de Janeiro (Law No. 5,854, of 04/27/2015). The programs included debts managed by said municipalities and can be defined as follows:

•	PPI – Incentivized Installment Payment – the programs promote the regularization of debts mentioned in these laws, arising from tax and non-tax credits, either recognized or not, including those that are part of the Enforceable Debt, either filed or to be filed in court.

The net effect of the programs in result was R$ 9,657, and it is recorded in Other Operating Income, Income Tax and Social Contribution.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.48

Note 12 - Breakdown of accounts

a)	Other sundry receivables

	12/31/2015	12/31/2014
Social contribution for offset (Note 13b I)	644,700	644,337
Taxes and contributions for offsetting	4,150,812	3,512,428
Escrow deposits for foreign fund raising program	362,524	619,096
Receivables from reimbursement of contingent liabilities (Note 11c)	1,047,282	691,309
Receivables from reimbursement of contingent liabilities	2,053,550	1,474,742
(Allowance for loan losses)	(1,006,268)	(783,433)
Rights receivable from financial assets sold or transferred	-	5,894,183
Sundry domestic debtors	629,762	1,700,890
Premiums from loan operations	1,663,655	2,370,909
Sundry foreign debtors	2,066,025	2,169,897
Retirement plan assets (Note 18)	2,180,857	2,455,329
Recoverable payments	136,722	42,691
Salary advances	57,266	60,200
Amounts receivable from related companies	124,596	119,004
Operations without credit granting characteristics	1,591,751	305,159
Securities and credits receivable	1,917,364	909,545
(Allowance for loan losses)	(325,613)	(604,386)
Other	514,239	467,396
Total	15,170,191	21,052,827

b)	Prepaid expenses

	12/31/2015	12/31/2014
Commissions (*)	1,237,907	1,589,585
Related to vehicle financing	144,370	282,392
Linked to Payroll Advance Loans	929,526	1,136,665
Other	164,011	170,528
Advertising	474,376	515,292
Other	729,583	737,610
Total	2,441,866	2,842,487

(*) In the second semester of 2015, the impact on income from commissions from local correspondents, as described in Note 4g, was R$ 99,536.

c)	Other sundry liabilities

	12/31/2015	12/31/2014
Provisions for sundry payments	2,071,022	2,327,449
Personnel provision	1,362,594	1,357,248
Sundry creditors - local	1,622,506	1,662,308
Sundry creditors - foreign	2,994,033	2,667,729
Liabilities for official agreements and rendering of payment services	808,351	932,597
Creditors of funds to be released	1,110,193	1,274,407
Funds from consortia participants	81,841	62,735
Provision for Retirement Plan Benefits (Note 18)	490,251	517,097
Expenses for lease interests (*)	-	804,248
Liabilities from transactions related to credit assignments (Note 8f)	5,495,361	4,335,974
Liabilities from sales operations or transfer of financial assets	37,962	3,509,711
Minority interest of investment funds	3,938,351	661,864
Other	238,435	860,304
Total	20,250,900	20,973,671

(*) Change in the Accounting Treatment of Financial Lease (Notes 4i and 21k).

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.49

d)	Banking service fees

	01/01 to 12/31/2015	01/01 to 12/31/2014
Asset management	3,364,962	2,566,403
Funds management fees	2,681,231	1,956,088
Consortia management fees	683,731	610,315
Current account services	797,058	775,206
Credit cards - Relationship with stores	9,577,103	8,751,101
Sureties and credits granted	2,297,627	2,003,728
Loan operations	1,008,397	876,976
Guarantees provided	1,289,230	1,126,752
Receipt services	1,562,859	1,572,623
Collection fees	1,296,848	1,323,491
Collection services	266,011	249,132
Other	2,758,650	2,336,414
Custody services and management of portfolio	304,527	280,085
Economic and financial advisory	666,947	627,883
Foreign exchange services	87,274	81,970
Other services	1,699,902	1,346,476
Total	20,358,259	18,005,475

e)	Income from bank charges

	01/01 to 12/31/2015	01/01 to 12/31/2014
Loan operations/registration	966,024	1,090,600
Credit cards – annual fees and other services	2,997,044	2,698,742
Deposit account	118,065	116,336
Transfer of funds	199,725	185,402
Income from securities brokerage	373,724	384,992
Service package fees	4,924,367	3,920,544
Total	9,578,949	8,396,616

f)	Personnel expenses

	01/01 to 12/31/2015	01/01 to 12/31/2014
Compensation	(6,721,823)	(5,791,343)
Charges	(2,498,605)	(2,284,904)
Welfare benefits (Note 18)	(2,605,658)	(2,029,269)
Training	(199,950)	(181,520)
Labor claims and termination of employees (Note 11b)	(1,901,847)	(1,310,304)
Stock Option Plan	(213,830)	(230,696)
Total	(14,141,713)	(11,828,036)
Employees’ profit sharing	(3,014,375)	(2,905,201)
Total including employees’ profit sharing	(17,156,088)	(14,733,237)

g)	Other administrative expenses

	01/01 to 12/31/2015	01/01 to 12/31/2014
Data processing and telecommunications	(4,002,076)	(3,820,615)
Depreciation and amortization	(1,976,104)	(2,044,234)
Installations	(2,928,611)	(2,608,776)
Third-party services	(3,878,541)	(4,328,279)
Financial system services	(565,739)	(498,305)
Advertising, promotions and publication	(1,007,036)	(911,768)
Transportation	(407,849)	(423,252)
Materials	(368,931)	(339,657)
Security	(674,192)	(625,624)
Travel expenses	(203,531)	(186,705)
Other	(833,611)	(529,948)
Total	(16,846,221)	(16,317,163)

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.50

h)	Other operating revenue

	01/01 to 12/31/2015	01/01 to 12/31/2014
Reversal of operating provisions	261,728	8,618
Recovery of charges and expenses	74,019	52,557
Program for Settlement or Installment Payment of Federal (Note 11e)	62,822	-
Other	465,573	381,774
Total	864,142	442,949

i)	Other operating expenses

	01/01 to 12/31/2015	01/01 to 12/31/2014
Provision for contingencies (Note 11b)	(2,411,766)	(1,727,177)
Civil lawsuits	(1,646,818)	(1,445,859)
Tax and social security contributions	(787,282)	(346,036)
Other	22,334	64,718
Selling - credit cards	(3,077,162)	(2,444,206)
Claims	(258,688)	(297,006)
Refund of interbank costs	(283,604)	(249,506)
Amortization of goodwill on investments and acquisition	(2,163,985)	(2,160,846)
Other	(1,435,170)	(1,229,013)
Total	(9,630,375)	(8,107,754)

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.51

Note 13 - Taxes

a)	Composition of expenses for taxes and contributions

I - Statement of calculation of income tax and social contribution:

Due on operations for the period	01/01 to 12/31/2015	01/01 to 12/31/2014
Income before income tax and social contribution	7,949,917	21,650,923
Charges (income tax and social contribution) at the rates in effect (Note 4n)	(3,312,730)	(8,660,369)
Increase/decrease to income tax and social contribution charges arising from:
Investments in affiliates	4,101,322	1,962,353
Foreign exchange variation on investments abroad	6,306,593	654,469
Interest on capital	2,563,552	1,753,359
Dividends and interest on external debt bonds	258,959	271,275
Other nondeductible expenses net of non taxable income (*)	(13,565,256)	(522,053)
Income tax and social contribution expenses	(3,647,560)	(4,540,966)
Related to temporary differences
Increase (reversal) for the period	13,951,038	3,314,725
Increase (reversal) of prior periods	(96,735)	(1,744,182)
Increase in the social contribution tax rate (Note 13b IV)	3,920,562	-
(Expenses)/Income from deferred taxes	17,774,865	1,570,543
Total income tax and social contribution expenses	14,127,305	(2,970,423)

(*) Includes temporary (additions) and exclusions.

II - Composition of tax expenses:

	01/01 a 12/31/2015	01/01 a 12/31/2014
PIS and COFINS	(3,099,504)	(3,157,452)
ISS	(911,654)	(811,664)
Other	(529,990)	(467,442)
Total (Note 4n)	(4,541,148)	(4,436,558)

III-	Tax effects on foreign exchange management of investments abroad

In order to minimize the effects on income in connection with the foreign exchange variation on investments abroad, net of respective tax effects, ITAÚ UNIBANCO HOLDING PRUDENTIAL carries out derivative transactions in foreign currency (hedge), as mentioned in Note 21b.

The results of these transactions are considered in the calculation base of income tax and social contribution, in accordance with their nature, while the foreign exchange variations on investments abroad are not included therein, pursuant to the tax legislation in force.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.52

b)	Deferred taxes

I - The deferred tax asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows:

	Provisions		Deferred Tax Assets
	12/31/2014	12/31/2015	12/31/2014	Realization / Reversal	Increase	12/31/2015
Reflected in income and expense accounts			33,817,556	(6,347,132)	24,311,351	51,781,775
Related to income tax and social contribution loss carryforwards			5,028,955	(135,038)	498,308	5,392,225
Related to disbursed provisions			19,353,452	(3,243,993)	15,868,990	31,978,449
Allowance for loan losses			17,930,928	(2,601,971)	9,927,283	25,256,240
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)			195,553	(195,553)	5,671,489	5,671,489
Allowance for real estate			238,225	(81,803)	23,435	179,857
Goodwill on purchase of investments			894,825	(361,509)	-	533,316
Other			93,921	(3,157)	246,783	337,547
Related to non-disbursed provisions (1)	25,450,007	37,675,250	9,435,149	(2,968,101)	7,944,053	14,411,101
Related to the operation	19,119,746	26,690,066	6,903,045	(2,968,101)	6,082,083	10,017,027
Provision for contingent liabilities	10,388,583	13,853,381	4,144,219	(961,143)	1,862,070	5,045,146
Civil lawsuits	4,373,220	5,119,246	1,792,713	(456,043)	772,439	2,109,109
Labor claims	3,513,659	5,669,807	1,351,602	(234,951)	594,095	1,710,746
Tax and social security contributions	2,472,421	3,052,425	988,968	(263,534)	495,536	1,220,970
Other	29,283	11,903	10,936	(6,615)	-	4,321
Adjustments of operations carried out on the futures settlement market	7,991	3,317,697	3,196	(4,415)	1,383,409	1,382,190
Legal obligation - tax and social security contributions	1,583,184	2,051,863	253,845	(287,089)	543,963	510,719
Other non-deductible provisions	7,139,988	7,467,125	2,501,785	(1,715,454)	2,292,641	3,078,972
Related to provisions exceeding the minimum required not disbursed – allowance for loan losses	6,330,261	10,985,184	2,532,104	-	1,861,970	4,394,074

Reflected in stockholders’ equity accounts - Adjustment to market value of available-for-sale securities	1,399,814	3,741,183	559,926	(1,445)	1,125,053	1,683,534
Total (2)	26,849,821	41,416,433	34,377,482	(6,348,577)	25,436,404	53,465,309
Social contribution for offset arising from Option established in article 8 of Provisional Measure No. 2,158-35 of August 24, 2001			644,337	-	363	644,700

(1) From a financial point of view, rather than recording the provision of R$ 37,675,250 (R$ 25,450,007 at 12/31/2014) and deferred tax assets of R$ 14,411,101 (R$ 9,435,149 at 12/31/2014), only the net provisions of the corresponding tax effects should be considered, which would reduce the total deferred tax assets from R$ 53,465,309 (R$ 34,377,482 at 12/31/2014) to R$ 39,054,208 (R$ 24,942,333 at 12/31/2014).

(2) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole. For the subsidiaries, Itaú Unibanco S.A. and Banco Itaucard S.A., due to their specific tax status, a petition has been sent to Central Bank of Brazil, in compliance with paragraph 7 of article 1 of Resolution No. 4,441/15 and pursuant to Circular 3,776/15, to maintain the respective deferred tax assets.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.53

II -	Provision for Deferred Income Tax and Social Contribution balance and its changes are shown as follows:

	12/31/2014	Realization / Reversal	Increase	12/31/2015
Reflected in income and expense accounts	3,972,404	(1,167,036)	582,026	3,387,394
Depreciation in excess – leasing	2,507,980	(1,020,701)	-	1,487,279
Restatement of escrow deposits and contingent liabilities	913,642	(135,374)	266,487	1,044,755
Provision for pension plan benefits	235,881	-	54,526	290,407
Adjustment to market value of securities and derivative financial instruments	5,621	(5,621)	190,460	190,460
Adjustments of operations carried out on the futures settlement market	5,907	-	53,761	59,668
Taxation of results abroad – capital gains	155,589	-	540	156,129
Other	147,784	(5,340)	16,252	158,696
Reflected in stockholders’ equity accounts	916,261	(128,415)	1,060,235	1,848,081
Adjustment to market value of available-for-sale securities	101,208	(66,250)	-	34,958
Cash flow hedge	373,592	-	1,060,235	1,433,827
Provision for pension plan benefits (*)	441,461	(62,165)	-	379,296
Total	4,888,665	(1,295,451)	1,642,261	5,235,475

(*) Reflected in stockholders' equity, pursuant to CVM Resolution nº 695/12 (Note 18).

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.54

III -	The estimate of realization and present value of deferred tax assets and social contribution for offset, arising from Provisional Measure No. 2,158-35 of August 24, 2001 and from the Provision for Deferred Income Tax and Social Contribution existing at December 31, 2015, are:

	Deferred tax assets								Provision for deferred
	Temporary differences	%	Tax loss/social contribution loss carryforwards	%	Total	%	Social contribution for offset	%	income tax and social contribution	%	Net deferred taxes	%
2016	15,437,954	32%	94,974	2%	15,532,928	29%	26,473	4%	(652,134)	12%	14,907,267	31%
2017	6,998,675	14%	246,275	4%	7,244,950	13%	46,138	7%	(925,360)	18%	6,365,728	13%
2018	7,075,831	15%	418,460	8%	7,494,291	14%	11,193	2%	(1,244,422)	24%	6,261,062	13%
2019	7,799,777	16%	201,014	4%	8,000,791	15%	32,713	5%	(398,935)	8%	7,634,569	15%
2020	2,234,892	5%	2,423,929	45%	4,658,821	9%	528,183	82%	(440,579)	8%	4,746,425	10%
after 2020	8,525,955	18%	2,007,573	37%	10,533,528	20%	-	0%	(1,574,044)	30%	8,959,484	18%
Total	48,073,084	100%	5,392,225	100%	53,465,309	100%	644,700	100%	(5,235,475)	100%	48,874,534	100%
Present value (*)	42,130,731		4,195,612		46,326,343		538,218		(4,403,107)		42,461,454

(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and service fees and others, which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between the accounting criteria and tax legislation, in addition to corporate aspects. Accordingly, we recommend that the trends for the realization of deferred tax assets arising from temporary differences, income tax and social contribution loss carry forwards are not used as an indication of future net income.

IV-	Considering the temporary effects of Law 13,169/15, which increases the Social Contribution tax rate to 20% until December 31, 2018, tax credits were accounted for based on their expected realization. The effect on the consolidated statement of income was R$ 3,920,562. There are no unrecorded deferred tax assets at 12/31/2015 and 12/31/2014.

c)	Tax and social security contributions

	12/31/2015	12/31/2014
Legal liabilities – tax and social security (Note 11b)	3,422,990	2,912,015
Provision for deferred income tax and social contribution (Note 13b II)	5,235,475	4,888,665
Taxes and contributions on income payable	1,964,154	2,422,623
Taxes and contributions payable	1,898,321	1,240,013
Total	12,520,940	11,463,316

d)	Taxes paid or provided for and withheld from third parties

The amount of taxes paid or provided for mainly arises from those levied on income, revenue and payroll. In relation to the amounts withheld and collected from third parties, the company takes into consideration the interest on capital and on the provision of service, in addition to that levied on financial operation.

	12/31/2015	12/31/2014
Taxes paid or provided for	11,646,436	13,565,911
Taxes withheld and collected from third parties	14,755,043	13,110,611
Total	26,401,479	26,676,522

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.55

Note 14 – Permanent Assets

a)	Investments

I)	Composition of investments

	Number of shares held				12/31/2015				12/31/2014
	Common	Preferred	Quotas	% Participation at 12/31/2015	Stockholders’ equity	Net income	Investment (1)	Equity in earnings (1)	Investment (1)	Equity in earnings (1)
Domestic							14,495,997	10,026,774	14,598,475	5,028,325
BSF Holding S.A (2)	408,723,700	-	-	49.00%	1,561,489	447,053	1,064,156	219,056	982,044	202,367
Cia Itaú Capitalização	318,709	-	-	47.50%	678,970	354,421	322,512	168,299	442,572	217,269
Credicard Promotora de Vendas Ltda. (3)	145,116,740	-	-	100.00%	992,021	54,240	1,026,985	54,285	194,807	44,877
Facilita Promotora Ltda.	-	-	2,150,506,330	100.00%	481,929	32,990	481,928	32,990	17,805	(6,545)
Intrag Part Administração e Participações Ltda.	-	-	61,432,688	73.75%	944,302	258,448	696,413	190,603	927,611	64,031
Itaú BBA Participações S.A.	548,954	1,097,907	-	100.00%	1,538,767	180,204	1,358,773	154,354	329,869	(3,015)
Itaú Vida e Previdência S. A.	304,663,062	-	-	34.33%	3,768,522	1,254,488	831,546	376,281	1,197,220	431,814
Itauseg Participações S.A.	5,071,251,017	-	-	100.00%	6,655,416	2,179,122	5,764,077	2,077,143	2,758,155	2,795,916
ITB Holding Brasil Participações Ltda. (4)	-	-	3,976,472,348	100.00%	17,406,065	6,414,084	-	6,097,263	5,609,954	913,694
Marcep Corretagem de Seguros S.A. (5)	151,575,196	11,397,744	-	48.13%	467,254	293,865	224,873	232,462	450,638	248,168
Trishop Promoção e Serviços Ltda.	-	-	3,432,025,110	100.00%	367,108	25,065	367,108	25,065	10,699	(8,676)
Unibanco Negócios Imobiliários Ltda	-	-	3,175,323,941	99.94%	1,158,557	101,349	463,017	47,226	426,443	(83,237)
Other (6)							1,894,609	351,747	1,250,658	211,662
Foreign							6,407,992	1,550,262	12,413,450	1,690,606
BICSA Holdings Ltd. (7a)	-	-	330,860,746	100.00%	2,019,985	187,595	1,977,097	468,181	-	-
Itaú Chile Administradora General de Fondos S.A.	9,999	-	-	99.99%	194,111	33,218	194,091	33,215	126,033	20,999
Itaú Chile Corredora de Seguros Ltda.	-	-	99	99.90%	281,652	41,143	281,370	41,101	188,941	32,428
Itaú Chile Holding, INC. (7b)	100	-	-	100.00%	181,190	(378,001)	181,190	241,163	1,447,879	408,345
ITB Holding Ltd. (8)	-	-	-		-	-	-	-	8,014,277	1,076,656
Jasper International Investiment LLC	42,487,620	-	-	100.00%	3,130,417	21,063	3,130,417	21,063	2,111,784	(30,197)
Other							643,827	745,539	524,536	182,375
Total							20,903,989	11,577,036	27,011,925	6,718,931

(1)	Investment amounts and net result of consolidated entities’ equity in earnings, in compliance with the provisions of BACEN Circular No. 3,701, of March 13, 2014.
(2)	Includes goodwill in the amount of R$ 299,027 at 12/31/2015 (R$ 378,298 at 12/31/2014).
(3)	Includes goodwill in the amount of R$ 34,964 at 12/31/2015 (R$ 34,964 at 12/31/2014).
(4)	As a result of the inclusion of ITB Holding Ltd. in the Consolidated, the interest of ITB Holding Brasil Participações Ltda. was indirectly eliminated as a whole.
(5)	Equity in earnings and investment reflect the differentiated interest of preferred shares, profit sharing and dividends.
(6)	Includes share of income not arising from net income.
(7)	Includes foreign exchange variation of: a) R$ 363,535 and b) R$ 829,180.
(8)	Company included in consolidated as from June 30, 2015, in compliance with Article 8 of BACEN Resolution No. 4.280.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.56

II)	Other investments

	12/31/2015	12/31/2014
Other investments	586,461	574,232
Shares and quotas	50,691	50,829
Investments through tax incentives	142,718	142,718
Equity securities	11,809	14,915
Other	381,243	365,770
(Allowance for loan losses)	(149,494)	(149,481)
Total	436,967	424,751
Equity - Other investments	13,188	21,422

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.57

b) Fixed assets, goodwill and intangible assets

I) Fixed assets

		Real Estate in Use (2) (3)		Other Fixed Assets
Real estate in use (1)	Fixed assets under construction	Land	Buildings	Improvements	Installations	Furniture and equipment	EDP Systems	Other (communication, security and transportation)	Total
Annual depreciation rates			4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%

Cost
Balance at 12/31/2014	2,274,086	555,464	1,572,719	1,445,034	1,057,218	888,092	6,287,327	766,695	14,846,635
Acquisitions	197,254	-	5,867	138,652	74,046	139,430	522,565	83,433	1,161,247
Disposals	(2)	-	(1,541)	(99,503)	182,455	(64,951)	(530,387)	(2,902)	(516,831)
Exchange variation	680	2,457	28,345	80,506	4,399	9,593	6,052	6,011	138,043
Transfers	(1,680,983)	-	777,174	68,187	417,759	-	417,863	-	-
Other (4)	(503)	(37)	465	32,105	-	(23,165)	(812,825)	588	(803,372)
Balance at 12/31/2015	790,532	557,884	2,383,029	1,664,981	1,735,877	948,999	5,890,595	853,825	14,825,722

Depreciation
Balance at 12/31/2014	-	-	(1,209,100)	(744,860)	(490,007)	(483,056)	(4,497,239)	(475,036)	(7,899,298)
Depreciation expenses	-	-	(54,651)	(251,206)	(124,497)	(90,071)	(837,708)	(78,094)	(1,436,227)
Disposals	-	-	1,539	99,503	(183,062)	11,007	487,981	2,372	419,340
Exchange variation	-	-	(5,810)	(28,754)	(1,592)	(2,748)	(6,535)	(3,163)	(48,602)
Other (4)	-	-	2,132	(418)	(4,243)	2,886	618,863	312	619,532
Balance at 12/31/2015	-	-	(1,265,890)	(925,735)	(803,401)	(561,982)	(4,234,638)	(553,609)	(8,345,255)

Impairment
Balance at 12/31/2014	-	-	-	-	-	-	-	-	-
Additions/ assumptions	-	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	-	-	-	-	-
Balance at 12/31/2015	-	-	-	-	-	-	-	-	-

Book value
Balance at 12/31/2015	790,532	557,884	1,117,139	739,246	932,476	387,017	1,655,957	300,216	6,480,467
Balance at 12/31/2014	2,274,086	555,464	363,619	700,174	567,211	405,036	1,790,088	291,659	6,947,337

(1) The contractual commitments for the purchase of the fixed assets totaled R$ 59,297, achievable by 2016.

(2) Includes amounts pledged in guarantee of voluntary deposits (Note 11d).

(3) Includes the amount of R$ 4,329 (R$ 3,686 at 12/31/2014) related to attached real estate.

(4) Change in the Accounting Treatment of Financial Lease (Notes 4i and 21k).

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.58

II) Goodwill

			Changes
	Amortization period	Balance at 12/31/2014	Acquisitions	Impairment	Disposals	Balance at 12/31/2015
Goodwill (Notes 2b and 4j)	10 years	12,133	500	-	(12,133)	500

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.59

III) Intangible assets

		Other intangible assets
Intangible (1)	Rights for acquisition of payroll (2)	Association for the promotion and offer of financial products and services	Acquisition of software	Development of software	Goodwill on Acquisition (Note 4k)	Other Intangible Assets	Total
Annual amortization rates	20%	8%	20%	20%	20%	10% to 20%

Cost
Balance at 12/31/2014	1,066,922	1,403,190	1,880,782	2,826,867	12,859,934	1,829,731	21,867,426
Acquisitions	108,900	35,000	409,534	488,458	15,167	-	1,057,059
Disposals	(168,943)	(154,927)	(105,951)	(14,530)	-	(445)	(444,796)
Exchange variation	-	449	105,518	-	3,731	151,796	261,494
Other (3)	(2,430)	2,772	(5,834)	-	(41,374)	(1,118,535)	(1,165,401)
Balance at 12/31/2015	1,004,449	1,286,484	2,284,049	3,300,795	12,837,458	862,547	21,575,782

Amortization
Balance at 12/31/2014	(555,311)	(295,732)	(878,284)	(106,548)	(3,822,914)	(319,054)	(5,977,843)
Amortization expenses (4)	(213,245)	(126,484)	(353,605)	(140,506)	(2,083,089)	(45,765)	(2,962,694)
Disposals	168,922	125,363	105,950	-	-	445	400,680
Exchange variation	-	399	(49,144)	-	(1,597)	(123,970)	(174,312)
Other (3)	-	-	(250)	-	45,148	3,502	48,400
Balance at 12/31/2015	(599,634)	(296,454)	(1,175,333)	(247,054)	(5,862,452)	(484,842)	(8,665,769)

Impairment (5)
Balance at 12/31/2014	(18,251)	(1,792)	-	(8,759)	-	-	(28,802)
Additions/ assumptions	-	-	-	(3,942)	-	-	(3,942)
Disposals	-	-	-	-	-	-	-
Balance at 12/31/2015	(18,251)	(1,792)	-	(12,701)	-	-	(32,744)

Book value
Balance at 12/31/2015	386,564	988,238	1,108,716	3,041,040	6,975,006	377,705	12,877,269
Balance at 12/31/2014	493,360	1,105,666	1,002,498	2,711,560	9,037,020	1,510,677	15,860,781

(1) The contractual commitments for the purchase of the new intangible assets totaled R$ 280,958, achievable by 2016.

(2) Represents the recording of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.

(3) Change in the Accounting Treatment of Financial Lease (Notes 4i and 21k).

(4) Amortization expenses of the rights for acquisition of payrolls and associations are disclosed in the expenses on financial operations.

(5) Pursuant to BACEN Resolution No. 3,566, of May 29, 2001 (Note 12i).

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.60

Note 15 – Stockholders' equity

a)	Shares

The Extraordinary Stockholders’ Meeting held on April 29, 2015 approved an increase in subscribed and paid-up capital by R$ 10,148,000, with the capitalization of the amounts recorded in Revenue Reserve – Statutory Reserve, with a 10% bonus share. Bonus shares started being traded on July 17,2015 and the process was approved by the Central Bank on June 25,2015. Accordingly, capital stock was increased by 553,083,268 shares.

Capital comprises 6,083,915,949 book-entry shares with no par value, of which 3,047,040,198 are common and 3,036,875,751 are preferred shares without voting rights, but with tag-along rights, in the event of the public offer of common shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock amounts to R$ 85,148,000 (R$ 75,000,000 at 12/31/2014), of which R$ 58,283,710 (R$ 51,563,010 at 12/31/2014) refers to stockholders domiciled in the country and R$ 26,864,290 (R$ 23,436,990 at 12/31/2014) refers to stockholders domiciled abroad.

The table below shows the change in shares of capital stock and treasury shares during the period:

	Number
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2014	2,758,685,730	1,043,799,342	3,802,485,072
Residents abroad at 12/31/2014	11,350,814	1,716,996,795	1,728,347,609
Shares of capital stock at 12/31/2014	2,770,036,544	2,760,796,137	5,530,832,681
Bonus Shares - ESM of 04/29/2015 - Carried out at 06/25/2015	277,003,654	276,079,614	553,083,268
Shares of capital stock at 12/31/2015	3,047,040,198	3,036,875,751	6,083,915,949
Residents in Brazil at 12/31/2015	3,033,657,386	1,130,776,196	4,164,433,582
Residents abroad at 12/31/2015	13,382,812	1,906,099,555	1,919,482,367
Treasury shares at 12/31/2014	2,541	53,828,551	53,831,092	(1,327,880)
Purchase of treasury shares	-	111,524,800	111,524,800	(3,324,436)
Exercised – granting of stock options	-	(5,873,741)	(5,873,741)	3,682
Disposals – stock option plan	-	(5,342,874)	(5,342,874)	295,254
Bonus Shares - ESM of 04/29/2015	254	8,425,914	8,426,168	-
Treasury shares at 12/31/2015 (1)	2,795	162,562,650	162,565,445	(4,353,380)
Outstanding shares at 12/31/2015	3,047,037,403	2,874,313,101	5,921,350,504
Outstanding shares at 12/31/2014 (2)	3,047,037,403	2,977,664,345	6,024,701,748

(1)	Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market.
(2)	For better comparability, outstanding shares for the period ending December 31, 2014 were adjusted to reflect the bonuses of June 25, 2015.

We detail below of the cost of shares purchased in the period, as well the average cost of treasury shares and their market price (in Brazilian reais per share) at 12/31/2015:

Cost / Market value	Common	Preferred
Minimum	-	24.96
Weighted average	-	28.80
Maximum	-	31.86
Treasury shares
Average cost	7.25	26.78
Market value	24.58	26.33

b)	Dividends

Stockholders are entitled to a mandatory dividend of not less than 25% of annual net income, which is adjusted according to the rules set forth in the Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share (non-cumulative) to be paid to preferred shares.

The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month, amounting to R$ 0.015 per share.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.61

I - Calculation

Net income - Itaú Unibanco Holding Individual (BR GAAP)	21,083,796
Adjustments:
(-) Legal reserve	(1,054,190)
Dividend calculation basis	20,029,606
Mandatory dividend	5,007,402
Dividend – paid/provided for	7,304,529	36.5%

II – Payments / provision of interest on capital and dividends

	Gross	WTS	Net
Paid / Prepaid	3,001,912	(310,510)	2,691,402
Dividends - 11 monthly installments of R$ 0.015 per share paid in February to December 2015	931,847	-	931,847
Interest on capital - R$ 0.3460 per share, paid on 08/25/2015	2,070,065	(310,510)	1,759,555

Declared (recorded in other liabilities – Social and Statutory)	2,502,050	(186,051)	2,315,999
Dividends - 1 monthly installment of R$ 0.015 per share paid on 01/04/2015	89,123	-	89,123
Dividends declared - R$ 0.1980 per share	1,172,586	-	1,172,586
Interest on capital - R$ 0.2090 per share, credited on December 30, 2015 to be paid until April 30, 2016	1,240,341	(186,051)	1,054,290

Declared after December 31, 2015 (Recorded in Revenue Reserves – Unrealized profits)	2,702,504	(405,376)	2,297,128
Interest on capital - R$ 0.4564 per share	2,702,504	(405,376)	2,297,128

Total from 01/01 to 12/31/2015 - R$ 1.2376 net per share	8,206,466	(901,937)	7,304,529
Total from 01/01 to 12/31/2014 - R$ 1.2204 net per share	7,344,187	(709,059)	6,635,128

c)	Capital and revenue reserves

	12/31/2015	12/31/2014
Capital reserves	1,537,219	1,315,744
Premium on subscription of shares	283,512	283,512
Granted options recognized – Law No. 11,638, Share-based instruments and Share-based payment	1,252,602	1,031,127
Reserves from tax incentives and restatement of equity securities and other	1,105	1,105
Revenue reserves	29,189,479	26,080,711
Legal	6,868,069	5,783,469
Statutory:	19,618,906	17,350,615
Dividends equalization (1)	7,982,068	5,868,732
Working capital increase (2)	5,155,715	5,086,617
Increase in capital of investees (3)	6,481,123	6,395,266
Unrealized profits (4)	2,702,504	2,946,627
(1)	Reserve for Dividends Equalization – its purpose is to guarantee funds for the payment of advances of dividends, including interest on capital, to maintain the flow of the stockholders’ compensation.
(2)	Reserve for Working Capital Increase – its purpose is to guarantee funds for the company’s operations.
(3)	Reserve for Increase in Capital of Investees – its purpose is to guarantee the preferred subscription right in the capital increases of investees.
(4)	Refers to Interest on Capital declared after December 31, in compliance with BACEN Circular Letter nº 3,516, of July 21, 2011.

d)	Conciliation of net income and stockholders’ equity (Note 2b)

	Net income		Stockholders’ equity
	01/01 to 12/31/2015	01/01 to 12/31/2014	12/31/2015	12/31/2014
ITAÚ UNIBANCO HOLDING	21,083,796	17,391,557	110,680,842	101,889,836
Amortization of goodwill	608,210	941,819	(535,410)	(1,143,620)
ITAÚ UNIBANCO HOLDING PRUDENTIAL	21,692,006	18,333,376	110,145,432	100,746,216

e)	Asset valuation adjustments - ITAÚ UNIBANCO HOLDING CONSOLIDADO

	12/31/2015	12/31/2014
Available-for-sale securities	(2,934,270)	(697,486)
Hedge cash flow	1,782,581	551,407
Remeasurements in liabilities of post-employment benefits	(224,197)	(176,280)
Asset valuation adjustments	(1,375,886)	(322,359)

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.62

f)	Non-controlling interests

	Stockholders’ equity		Net Income
	12/31/2015	12/31/2014	01/01 to 12/31/2015	01/01 to 12/31/2014
Itau Bank, Ltd. (*)	-	1,048,455	-	-
Banco Itaú BMG Consignado S.A. (Note 2cII)	915,958	539,436	(150,425)	(89,920)
Other	29	39	(1)	(9)
Total	915,987	1,587,930	(150,426)	(89,929)

(*) Represented by Preferred Shares issued on December 31, 2002 and redeemed on March 31, 2015 by Itau Bank Ltd., in the amount of US$ 393,072 thousand, with dividends calculated based on LIBOR plus 1.25% p.a., payable on a monthly basis.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.63

g)	Share-based payment

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment programs aimed at involving its management members and employees in the medium and long term corporate development process.

These payments are only made in years where there are sufficient profits to enable the distribution of mandatory dividends, in order to limit the maximum dilutive effect to which stockholders are subject, and at a quantity that does not exceed the limit of 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date.

These programs are settled through the delivery of ITUB4 treasury shares to stockholders.

From 01/01 to 12/31/2015, the accounting effect of the share-based payment in income was R$ (734,191) (R$ (441,065) from 01/01 to 12/31/2014).

I – Stock Option Plan (Simple Options)

ITAÚ UNIBANCO HOLDING has a Stock Option Plan (“Simple Options”) aimed at involving management members and employees in the medium and long term corporate development program of ITAÚ UNIBANCO HOLDING and its subsidiaries, offering them the opportunity to benefit from the appreciation that their work and dedication bring to the shares.

In addition to the grants provided under the Plan, ITAÚ UNIBANCO HOLDING also maintains control over the rights and obligations in connection with the options granted under the plans approved at the Extraordinary Stockholders’ Meetings held on April 24, 2009 and April 19, 2013 related to the Unibanco – União de Bancos Brasileiros S.A., Unibanco Holdings S.A. and Redecard S.A. stock option plans, respectively. Accordingly, the exchange of shares for ITUB4 did not have a relevant financial impact.

Simple options have the following characteristics:

a)	Exercise price: calculated based on the average prices of shares in the three months of the year prior to the grant date. The prices determined will be restated to the last business day of the month prior to the option exercise date based on IGP-M or, in its absence, on an index to be determined internally, and should be paid within the period in force for the settlement of operations on BM&FBOVESPA.

b)	Vesting period: determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally determined at five years.

c)	Fair value and economic assumptions for cost recognition: the fair value of Simple Options is calculated on the grant date based on the Binominal model. Economic assumptions used are as follows:

(i)	Exercise price: exercise price previously agreed upon the option issue, adjusted by the IGP-M variation;

(ii)	Price of the underlying asset (ITUB4 shares): closing price on BM&FBOVESPA on the calculation base date.

(iii)	Expected dividends: the average annual return rate for the last three years of dividends paid plus interest on capital of the ITUB4 share;

(iv)	Risk-free interest rate: IGP-M coupon rate at the expiration date of the Simple Option;

(v)	Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of the ITUB4 share closing prices, disclosed by BM&FBOVESPA, adjusted by the IGP-M variation.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.64

	Simple options
	Quantity	Weighted average Exercise price	Weighted average Market value
Opening balance at 12/31/2014	55,162,112	32.43
Options exercisable at the end of the period	28,872,290	32.15
Options outstanding but not exercisable	26,289,822	32.73
Options:
Granted	-	-
Canceled / Forfeited (*)	(9,062,437)	40.08
Exercised	(151,358)	24.32	34.36
Closing balance at 12/31/2015	45,948,317	35.08
Options exercisable at the end of the period	32,407,235	36.74
Options outstanding but not exercisable	13,541,082	31.12
Range of exercise prices
Granting 2008-2009		26.34 - 40.28
Granting 2010-2012		23.88 - 42.79
Weighted average of the remaining contractual life (in years)	2.60

(*) Refers to non-exercise based on the beneficiary’s decision.

	Simple options
	Quantity	Weighted average Exercise price	Weighted average Market value
Opening balance at 12/31/2013	71,848,530	29.86
Options exercisable at the end of the period	36,008,273	27.65
Options outstanding but not exercisable	35,840,257	32.95
Options:
Granted	-	-
Canceled / Forfeited (*)	(1,531,443)	31.80
Exercised	(15,154,975)	27.28	33.39
Closing balance at 12/31/2014	55,162,112	32.43
Options exercisable at the end of the period	28,872,290	32.15
Options outstanding but not exercisable	26,289,822	32.73
Range of exercise prices
Granting 2006-2009		23.80 - 39.87
Granting 2010-2012		23.88 - 38.66
Weighted average of the remaining contractual life (in years)	2.56

(*) Refers to non-exercise based on the beneficiary’s decision.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.65

ll – Partner Plan

The employees and management members of ITAÚ UNIBANCO HOLDING and its subsidiaries may be selected to participate in the program investing a percentage of their bonus to acquire ITUB4 shares and share-based instruments. Accordingly, the ownership of these shares should be held by the beneficiaries for a period from three to five years, counted from the initial investment, and are thus subject to market price variation. After complying with the suspensive conditions set forth in the program, beneficiaries will be entitled to receive ITUB4 as consideration, in accordance with the numbers of shares provided for in the program regulation.

The acquisition prices of own shares and Share-Based Instruments are established every six months and is equivalent to the average of the ITUB4 quotation in the 30 days prior to the determination of the acquisition price.

The fair value of the ITUB4 as consideration is the market price at the grant date, less expected dividends.

The weighted average of the fair value of the ITUB4 shares as consideration was estimated at R$ 29.22 per share at 12/31/2015 (R$ 29.65 per share at 12/31/2014).

Law No. 12,973/14, which adjusted the tax legislation to the international accounting standards and terminated the Transitional Tax Regime (RTT), set up a new legal framework for payments made in shares. We made changes to the Partner Plan, and adjusted its tax effects, with conform with this new legislation.

Changes in the Partner Program

Quantity
Balance at 12/31/2014	26,734,428
New granted	10,402,541
Cancelled	(808,809)
Exercised	(5,722,383)
Balance at 12/31/2015	30,605,777
Weighted average of remaining contractual life (years)	2.02

Quantity
Balance at 12/31/2013	20,187,002
New granted	12,107,909
Cancelled	(1,712,039)
Exercised	(3,848,444)
Balance at 12/31/2014	26,734,428
Weighted average of remaining contractual life (years)	2.05

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.66

III-	Variable Compensation

The policy established in compliance with CMN Resolution No. 3,921/10 sets forth that fifty percent (50%) of the management’s variable compensation should be paid in cash and fifty percent (50%) should be paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third (1/3) per year, will be contingent upon the executive’s remaining with the institution. The deferred unpaid portions may be reversed proportionally to the significant reduction of the recurring income realized or the negative income for the period.

The fair value of the ITUB4 share is the market price at its grant date.

The weighted average of the fair value of ITUB4 shares was estimated at R$ 31.24 per share at 12/31/2015 (R$ 25.33 per share at 12/31/2014).

Change in variable compensation in shares	2015
Quantity
Balance at 12/31/2014	15,901,823
New	12,538,652
Delivered	(7,551,031)
Cancelled	(593,468)
Balance at 12/31/2015	20,295,976

Change in variable compensation in shares	2014
Quantity
Balance at 12/31/2013	8,290,751
New	11,002,630
Delivered	(2,954,758)
Cancelled	(436,800)
Balance at 12/31/2014	15,901,823

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.67

Note 16 – Related parties

a)	Transactions between related parties are disclosed in compliance with CVM Resolution n° 642, of October 7, 2010, and CMN Resolution n° 3,750 of June 30, 2009. These transactions are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and the lack of risk is taken into consideration.

The unconsolidated related parties are the following:

•	Itaú Unibanco Participações S.A. (IUPAR), the Companhia E.Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING;

•	The non-financial subsidiaries of ITAÚSA, specially: Itautec S.A., Duratex S.A., Elekeiroz S.A., ITH Zux Cayman Company Ltd and Itaúsa Empreendimentos S.A.;

•	Fundação Itaú Unibanco - Previdência Complementar, FUNBEP – Fundo de Pensão Multipatrocinado, Fundação Bemgeprev, UBB Prev - Previdência Complementar and Fundação Banorte Manuel Baptista da Silva de Seguridade Social, closed-end supplementary pension entities that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING and / or its subsidiaries;

•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema and Associação Itaú Viver Mais, entities sponsored by ITAÚ UNIBANCO and subsidiaries to act in their respective areas of interest, as described in Notes 21d and 21i; and

•	Domestic investments, specially: Itauseg Participações S.A., ITB Holding Brasil Participações, Intrag-Part Administração e Participações Ltda., Unibanco Negócios Imobiliários, Itaú Vida e Previdência, Cia. Itaú de Capitalização, BSF Holding S.A., Marcep Corretagem de Seguros S.A., Itaú Unibanco Servs. e Proc, de Inf. Comerciais Ltda. and Fináustria Ass., Adm., Serv. Crédito e Participações Ltda., and foreign investments ITB Holding Ltd., Jasper International Investment LLC and Itaú Chile Holding, INC.
Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.68

The transactions with these related parties are basically characterized by:

	ITAÚ UNIBANCO HOLDING PRUDENTIAL
	Assets / (liabilities)		Revenue / (expense)
	12/31/2015	12/31/2014	01/01 to 12/31/2015	01/01 to 12/31/2014
Money market	-	400,479	98	749
Jasper International Investment LLC	-	400,479	98	749
Negotiation and intermediation of securities - assets	-	447,981	-	-
BICSA Holdings Ltd	-	5,765	-	-
Jasper International Investment LLC	-	442,216	-	-
Securities and derivative financial instruments - assets	-	97,149	610,591	1,590,664
Jasper International Investment LLC	-	46,472	43,469	1,256,785
BICSA Holdings Ltd	-	50,677	567,122	333,879
Foreign exchange portfolio - assets	690,905	-	12,811	-
Itaú Europa Luxembourg S.A.	690,905	-	12,811	-
Deposits received under securities repurchase agreements	(2,982,236)	(2,141,278)	(265,685)	(439,147)
Itauseg Participações S.A.	(226,412)	(85)	(6,164)	(169,689)
ITB Holding Brasil Participações Ltda.	(608,991)	(488,040)	(24,704)	(16,076)
Itaú Unibanco Serviços e Processamento de Informações Comerciais	(106,681)	(101,797)	(13,063)	(21,156)
Duratex S.A.	(41,275)	(100,152)	(8,956)	(10,284)
Itaú Chile Corredora de Seguros Limitada	(264,967)	(172,302)	(6,934)	(5,545)
Itaú Rent Administração e Participações Ltda.	(159,627)	(124,039)	(17,913)	(16,061)
Marcep Corretagem de Seguros S.A.	(43,349)	(186,198)	(25,345)	(23,617)
Intrag-Part Administração e Participações Ltda.	(368,450)	(175,110)	(29,435)	(74,309)
Itaú-BBA Participações S.A.	(211,101)	(114,906)	(41,488)	(1,519)
Credicard Promotora de Vendas Ltda.	(157,541)	(164,911)	(19,916)	(17,820)
Other (*)	(793,842)	(513,738)	(71,767)	(83,071)
Time deposits	(943,249)	(678,282)	(39,953)	(23,228)
Itauseg Participações S.A.	-	(252,905)	(25,992)	(15,724)
Itaú Chile Compañia de Seguros de Vida S.A.	(129,069)	(85,941)	(4,014)	(2,188)
IPI - Itaúsa Portugal Investimentos, SGPS Lda.	(201,948)	(153,052)	(678)	(397)
Afinco Americas Madeira, SGPS, Soc. Unipessoal Ltda.	(180,429)	(136,810)	(691)	(470)
Itaú Europa Luxembourg S.A.	(210,953)	-	(750)	-
Other	(220,850)	(49,574)	(7,828)	(4,449)
Derivative financial instruments - liabilities	-	68,768	(838,918)	(1,203,467)
BICSA Holdings Ltd	-	-	(809,525)	(681,767)
Jasper International Investment LLC	-	68,768	(29,393)	(521,700)
Foreign exchange portfolio - liabilities	(678,242)	-	(4,373)	-
Itaú Europa Luxembourg S.A.	(678,242)	-	(4,373)	-
Amounts receivable from (payable to) related companies / Banking service fees (expenses)	(149,698)	(920,882)	438,420	579,977
ITB Holding Ltd	-	(680,176)	-	21
Itaú Seguros S.A.	(11,090)	(20,287)	596,336	531,856
Itaú USA. Inc.	16,143	10,370	-	-
Fundação Itaú Unibanco - Previdência Complementar	(113,911)	(13,276)	38,723	34,886
Itaú Unibanco Serviços e Processamento de Informações Comerciais	(25,709)	(18,601)	-	-
Itaú Vida e Previdência S.A.	10,411	(88,717)	49,215	36,589
Fundação Banorte Manuel Baptista da Silva de Seguridade Social	-	(92,732)	-	292
Other	(25,542)	(17,463)	(245,854)	(23,667)
Negotiation and intermediation of securities - liabilities	(903)	(10,130)	-	-
BICSA Holdings Ltd	-	(9,658)	-	-
Jasper International Investment LLC	(903)	(472)	-	-
Rent revenues (expenses)	-	-	(262,918)	(253,556)
Itaú Rent Administração e Participações Ltda.	-	-	(147,475)	(139,031)
Fundação Itaú Unibanco - Previdência Complementar	-	-	(41,855)	(37,920)
Itaú Seguros S.A.	-	-	(31,494)	(28,986)
Other	-	-	(42,094)	(47,619)
Donation expenses	-	-	(84,435)	(78,300)
Instituto Itaú Cultural	-	-	(83,000)	(77,500)
Associação Itaú Viver Mais	-	-	(1,435)	(800)
Data processing expenses	-	-	(76,407)	(283,134)
Itaú Unibanco Serviços e Processamento de Informações Comerciais	-	-	(76,407)	-
Itautec S.A.	-	-	-	(283,134)

(*) Corresponds to related parties with 14 directly-controlled subsidiaries, not included in Prudential Consolidated.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.69

b)	Compensation of Management Key Personnel

The fees attributed in the period to ITAÚ UNIBANCO HOLDING PRUDENTIAL management members are as follows:

	01/01 to 12/31/2015	01/01 to 12/31/2014
Compensation	449,082	343,703
Board of Directors	26,572	14,469
Management members	422,510	329,234
Profit sharing	234,790	260,592
Board of Directors	962	11,956
Management members	233,828	248,636
Contributions to pension plans	9,513	6,592
Board of Directors	99	4
Management members	9,414	6,588
Stock option plan – Management members	199,520	233,754
Total	892,905	844,641

Information related to the granting of the stock option plan, benefits to employees and post-employment benefits is detailed in Notes 15f IV and 18, respectively.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.70

Note 17 - Market value

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ UNIBANCO HOLDING PRUDENTIAL.

The book value of each financial instrument, whether included or not in the balance sheet (comprises investments in affiliates and other investments), when compared to the value that might be obtained in an active market, or in the absence of such market, using the net present value of future cash flows adjusted based on the current market interest, is approximately equal to the market value, or does not have a market quotation available, except for the instruments in the table below:

					Effects (1)
	Book value		Market		Results		Stockholders’ equity
	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Interbank deposits	31,948,124	24,646,166	31,948,419	24,646,406	295	240	295	240
Securities and derivative financial instruments	207,230,929	185,642,205	203,774,851	185,403,342	(8,236,111)	(1,482,533)	(3,456,078)	(238,863)
Adjustment of available-for-sale securities					(4,082,768)	(571,802)	-	-
Adjustment of held-to-maturity securities					(4,153,343)	(910,731)	(3,456,078)	(238,863)
Loan, lease and other credit operations	436,035,069	420,977,800	435,417,705	423,482,691	(617,364)	2,504,891	(617,364)	2,504,891
Investments - BM&FBOVESPA	14,610	14,610	119,373	107,973	104,763	93,363	104,763	93,363
Funding and borrowing (2)	262,539,238	219,681,379	263,643,857	220,394,002	(1,104,619)	(712,623)	(1,104,619)	(712,623)
Subordinated debt (Note 10f)	65,784,564	55,617,390	63,684,418	56,174,412	2,100,146	(557,022)	2,100,146	(557,022)
Treasury shares	4,353,380	1,327,880	4,280,343	1,862,550	-	-	(73,037)	534,670

(1) This does not consider the corresponding tax effects.

(2) Funding is represented by interbank and time deposits, funds from acceptance and issuance of securities and borrowings.

Fair value is a measurement based, whenever possible, on information observable in the market. It is the price estimated at which a non-mandatory transaction to sell an asset or to transfer a liability would occur between market players, on the measurement date, under current market conditions. It does not represent unrealized results of ITAÚ UNIBANCO HOLDING PRUDENTIAL.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.71

To obtain the market values for these financial instruments, the following criteria were adopted:

•	Interbank investments were determined based on their nominal amounts, monetarily restated as at their maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities, achieved up to the closing of BM&FBOVESPA at the balance sheet date, for floating-rate securities;

•	Securities and derivative financial instruments, according to the rules established by Circulars No. 3,068 and 3,082 of November 8, 2001 and January 30, 2002, respectively, issued by BACEN, are recorded at their market values, except for those classified as Held to Maturity. Government securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Financial Market Institutions (ANBIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above;

•	Loans with maturities over 90 days, when available, were calculated based on the net present value of future cash flows discounted at market interest rates effective on the balance sheet date;

•	Investments - in companies BM&FBOVESPA and Porto Seguro at the share value quoted on stock exchanges.

•	Time and interbank deposits and funds from the acceptance and issuance of securities and foreign borrowing through securities, when available, were calculated based on their present value determined by future cash flows discounted at market rates obtained at the closing of BM&FBOVESPA on the balance sheet date;

•	Subordinated debt, based on the net present value of future fixed or floating cash flows in foreign currency, net of the market interest rates effective on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated from the interest curves of the indexation market places;

•	Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.72

Note 18 – Post-Employments Benefits

Pursuant to CVM Resolution No. 695, dated December 13, 2012, we present the policies adopted by ITAÚ UNIBANCO HOLDING PRUDENTIAL regarding benefits to employees, as well as the accounting procedures adopted.

The total amounts recognized in Income for the Period and Stockholders’ Equity – Asset valuation adjustment were as follows:

Total amounts recognized in Income for the period

	Defined benefit		Defined contribution		Other benefits		Total
	01/01 to 12/31/2015	01/01 to 12/31/2014	01/01 to 12/31/2015	01/01 to 12/31/2014	01/01 to 12/31/2015	01/01 to 12/31/2014	01/01 to 12/31/2015	01/01 to 12/31/2014
Cost of current service	(68,063)	(74,242)	-	-	-	-	(68,063)	(74,242)
Net interest	(6,271)	(32,593)	218,803	196,030	(16,990)	(14,284)	195,542	149,153
Effects on asset ceiling (*)	-	-	(380,209)	(132,580)	-	-	(380,209)	(132,580)
Benefits paid	-	-	-	-	12,906	8,877	12,906	8,877
Total Amounts Recognized	(74,334)	(106,835)	(161,406)	63,450	(4,084)	(5,407)	(239,824)	(48,792)

(*) In 2015, includes a provision to settle the surplus of social security fund, in the amount of R$ 236,266. In the period, contributions to the defined contributions plan, including PGBL, totaled R$ 207,171 (R$ 186,413 from 01/01 to 12/31/2014), of which R$ 143,943 (R$ 132,580 from 01/01 to 12/31/2014) arising from social security funds.

Total amounts recognized in Stockholders’ Equity – Asset valuation adjustment

	Defined benefit		Defined contribution		Other benefits		Total
	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014
At the beginning of the period	(75,206)	(354,467)	(221,058)	(285,691)	(8,434)	6,744	(304,698)	(633,414)
Effects on asset ceiling	(102,758)	(452,566)	(37,917)	76,952	-	-	(140,675)	(375,614)
Remeasurements	133,326	731,827	(56,687)	(12,319)	(15,180)	(15,178)	61,459	704,330
Total Amounts Recognized	(44,638)	(75,206)	(315,662)	(221,058)	(23,614)	(8,434)	(383,914)	(304,698)

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.73

a) Retirement plans

ITAÚ UNIBANCO HOLDING CONSOLIDATED and some of its subsidiaries sponsor defined benefit and variable contribution plans, whose basic purpose is to grant benefits that, in general, provide a life annuity benefit, and may be converted into survivorship annuities, according to the plan's regulations. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance at the eligibility date, according to the plan's regulations, which does not require actuarial calculation, except as described in Note 19c.

Employees hired prior to July 31, 2002, for those who came from Itaú, and prior to February 27, 2009 for those who came from Unibanco, are beneficiaries of the above-mentioned plans. As regards the employees hired after these dates, they have the option to voluntarily participate in a variable contribution plan (PGBL), managed by Itaú Vida e Previdência S.A.

Supplementary plans are managed by closed-end private pension entities with independent legal structures, as detailed below:

Entity	Benefit plan
Fundação Itaubanco - Previdência Complementar	Supplementary retirement plan – PAC (1)
Franprev benefit plan - PBF (1)
002 benefit plan - PB002 (1)
Itaulam basic plan - PBI (1)
Itaulam Supplementary Plan - PSI (2) Itaubanco Defined Contribution Plan (3)

Itaubank Retirement Plan (3)

Itaú Defined Benefit Plan (1)

Itaú Defined Contribution Plan (2)

Unibanco Pension Plan (3)

Prebeg benefit plan (1)

UBB PREV defined benefit plan (1)

Benefit Plan II (1)

Supplementary Retirement Plan – Flexible Premium Annuity (ACMV) (1)

REDECARD Basic Retirement Plan (1)

REDECARD Supplementary Retirement Plan (2)

REDECARD Pension Plan (3)

ITAUCARD Retirement Defined Benefit Plan (1)

ITAUCARD Supplementary Retirement Plan (2)

Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1)
Funbep II Benefit Plan (2)

(1) Defined benefit plan;

(2) Variable contribution plan;

(3) Defined contribution plan.

b) Governance

The closed-end private pension entities (EFPC) and benefit plans they manage are regulated in conformity with the related specific legislation. The EFPC are managed by the Executive Board, Advisory Council and Fiscal Council, with some members appointed by the sponsors and others appointed as representatives of active and other participants, pursuant to the respective Entity’s bylaws. The main purpose of the EFPC is to pay benefits to eligible participants, pursuant to the Plan Regulations, maintaining the plans assets invested separately and independently from ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.74

c) Defined benefit plan

I - Main assumptions used in actuarial valuation of Retirement Plans

	12/31/2015	12/31/2014
Discount rate (1)	11.28% a.a.	10.24% p.a.
Mortality table (2)	AT-2000	AT-2000
Turnover (3)	Itaú Experience 2008/2010	Itaú Experience 2008/2010
Future salary growth	7.12 % p.a.	7.12 % p.a.
Growth of the pension fund and social security benefits	4.00 % p.a.	4.00 % p.a.
Inflation	4.00 % p.a.	4.00 % p.a.
Actuarial method (4)	Projected Unit Credit	Projected Unit Credit

(1) The adoption of this assumption is based on interest rates obtained from the actual interest curve in IPCA, for medium term liabilities of retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED. At 12/31/2015 assumption were adopted consistently with the economic scenario at the balance sheet date rate, considering the volatility of the interest markets and the models adopted.

(2) The mortality tables adopted correspond to those disclosed by Society of Actuaries (SOA), the North-American Entity which corresponds to Brazilian Institute of Actuarial Science (IBA), which reflects a 10% increase in the probabilities of survival compared to the respective basic tables.

The life expectancy in years per the AT-2000 mortality table for participants aged 55 years is 27 and 31 years for men and women, respectively.

(3) The turnover assumption is based on the effective experience of ITAÚ UNIBANCO HOLDING CONSOLIDATED, resulting in the average of 2.4% p.a. based on the 2008/2010 experience.

(4) Using the Projected Unit Credit, the mathematical reserve is determined based on the current projected benefit amount multiplied by the ratio between the length of service in the company at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

Biometric/demographic assumptions adopted are consistent with the group of participants of each benefit plan, pursuant to the studies carried out by an independent external actuarial consulting company.

The main differences between the assumptions above and those adopted upon determination of the actuarial liability of defined benefit plans, for the purposes of recording in the balance sheet of the closed-end private pension entities (EFPCs) that manage them, are the discount rate and the actuarial method. Regarding the discount rate assumption, EFPCs adopt a rate consistent with the flow of receipts/payments, in accordance with the study conducted by an independent external consulting company. Regarding the actuarial method, the aggregate method is adopted, by which the mathematical reserve is defined based on the difference between the present value of the projected benefit and the present value of future contributions, subject to the methodology defined in the respective actuarial technical note.

II- Risk Exposure

Due to its defined benefit plans, ITAÚ UNIBANCO HOLDING CONSOLIDATED is exposed to a number of risks, the most significant ones are:

- Volatility of assets

The actuarial liability is calculated by adopting a discount rate defined based on the income related to securities issued by the Brazilian treasury (government securities). If the actual income related to plan investments is lower than expected, this may give rise to a deficit. The plans have a significant percentage of fixed-income securities pegged to the plan commitments, aimed at minimizing volatility and short and medium term risk.

- Changes in investment income

A decrease in income related to public securities will imply a decrease in the discount rate and, therefore, will increase the plan’s actuarial liability. The effect will be partially offset by the recognition of these securities at market value.

- Inflation risk

Most of the plan benefits are pegged to the inflation rates, and a higher inflation will lead to higher obligations. The effect will also be partially offset because a significant portion of the plan assets is pegged to government securities restated at the inflation rate.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.75

- Life expectancy

Most of the plan obligations are to provide life benefits, and therefore an increase in life expectancy will result in increased plan liabilities.

III –Management of defined benefit plan assets

The general purpose of managing EFPC funds is to search for a long term balance between assets and obligations to pay of retirement benefits, by exceeding the actuarial targets (discount rate plus benefit adjustment index, established in the plan regulations).

Regarding the assets guaranteeing the actuarial liability reserves, management should ensure the payment capacity of retirement benefits in the long term by avoiding the risk of mismatching assets and liabilities in each pension plan.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.76

At December 31, 2015 and 2014, the allocation of plan assets and the allocation target for 2016, by type of asset, are as follows:

	Fair value		% Allocation
Types	12/31/2015	12/31/2014	12/31/2015	12/31/2014	2016 Target
Fixed income securities	12,368,880	12,249,770	90.72%	91.16%	53% a 100%
Variable income securities	536,846	641,518	3.94%	4.77%	0% a 20%
Structured investments	27,311	22,119	0.20%	0.17%	0% a 10%
Real estate	633,001	487,730	4.64%	3.63%	0% a 7%
Loans to participants	67,363	36,620	0.49%	0.27%	0% a 5%
Total	13,633,401	13,437,757	100.00%	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING CONSOLIDATED, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 451,578 (R$ 554,278 at 12/31/2014) and real estate rented to Group companies, with a fair value of R$ 605,738 (R$ 454,738 at 12/31/2014).

Fair value

The fair value of the plan assets is adjusted up to the report date, as follows:

Fixed-Income Securities and Structured Investments – accounted for at market value, considering the average trading price on the calculation date, net realizable value obtained upon the technical addition of pricing, considering, at least, the payment terms and maturity, credit risk and the indexing unit.

Variable income securities – accounted for at market value, taken to be understood the share average quotation at the last day of the month or at the closest date on the stock exchange on which the share has posted the highest liquidity rate.

Real Estate – stated at acquisition or construction cost, adjusted to market value based on reappraisals made in 2015, supported by technical appraisal reports. Depreciation is calculated under the straight line method, considering the useful life of the real estate.

Loans to participants – adjusted up to the report date, in compliance with the respective agreements.

Fund Allocation Target - the fund allocation target is based on Investment Policies that are currently revised and approved by the Advisory Council of each EFPC, considering a five-year period, which establishes guidelines for investing funds guaranteeing Actuarial Liability and for classifying securities.

IV- Net amount recognized in the balance sheet

Following is the calculation of the net amount recognized in the balance sheet, corresponding to the defined benefit plan:

	12/31/2015	12/31/2014
1 - Net assets of the plans	13,633,401	13,437,757
2 - Actuarial liabilities	(11,587,180)	(11,694,678)
3- Surplus (1-2)	2,046,221	1,743,079
4- Asset restriction (*)	(2,133,856)	(1,847,316)
5 - Net amount recognized in the balance sheet (3-4)	(87,635)	(104,237)
Amount recognized in Assets (Note 12a)	223,805	242,267
Amount recognized in Liabilities (Note 12c)	(311,440)	(346,504)

(*) Corresponds to the excess of the present value of the available economic benefit, in conformity with item 64 of CVM Resolution nº 695.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.77

V- Change in the net amount recognized in the balance sheet:

	12/31/2015
	Plan net assets	Actuarial liabilities	Surplus	Asset Ceiling	Recognized amount
Value at the beginning of the period	13,437,757	(11,694,678)	1,743,079	(1,847,316)	(104,237)
Cost of current service	-	(68,063)	(68,063)	-	(68,063)
Net interest (1)	1,334,430	(1,151,988)	182,442	(188,713)	(6,271)
Benefits paid	(907,650)	907,650	-	-	-
Contributions of sponsor	60,368	-	60,368	-	60,368
Contributions of participants	14,758	-	14,758	-	14,758
Effects on asset ceiling	-	-	-	(102,758)	(102,758)
Remeasurements (2) (3)	(306,262)	419,899	113,637	4,931	118,568
Value at end of the period	13,633,401	(11,587,180)	2,046,221	(2,133,856)	(87,635)

	12/31/2014
	Plan net assets	Actuarial liabilities	Surplus	Asset Ceiling	Recognized amount
Value at the beginning of the period	12,512,070	(11,576,853)	935,217	(1,292,637)	(357,420)
Cost of current service	-	(74,242)	(74,242)	-	(74,242)
Net interest (1)	1,177,598	(1,086,631)	90,967	(123,560)	(32,593)
Benefits paid	(780,237)	780,237	-	-	-
Contributions of sponsor	80,757	-	80,757	-	80,757
Contributions of participants	15,014	-	15,014	-	15,014
Effects on asset ceiling	-	-	-	(452,566)	(452,566)
Remeasurements (2) (3)	432,555	262,811	695,366	21,447	716,813
Value at end of the period	13,437,757	(11,694,678)	1,743,079	(1,847,316)	(104,237)

(1) Corresponds to the amount calculated on 01/01/2015 based on the beginning amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 10.24% p.a.(On 01/01/2014 the rate used was 9.72% p.a.).

(2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate.

(3) The actual return on assets amounted to R$ 1,028,168 (R$ 1,610,153 at 12/31/2014)

During the period, contributions made totaled R$ 60,368 (R$ 80,757 from 01/01 to December 31, 2014) . The contribution rate increases based on the beneficiary’s salary.

In 2016, the expected contribution to retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED is R$ 54,871.

The estimate for payment of benefits for the next 10 years is as follows:

Estimated payment
2016	949,161
2017	976,687
2018	1,008,715
2019	1,041,954
2020	1,083,423
2021 to 2025	5,935,349

VI- Sensitivity of defined benefit obligation

The impact, due to the change in the assumption – discount rate by 0.5%, which would be recognized in Actuarial liabilities of the plans, as well as in Stockholders’ Equity – Asset valuation adjustment of the sponsor (before taxes) would amount to:

	Effect in actuarial liabilities of the plans		Effect in actuarial liabilities of the plans (*)
Change in Assumption	Value	Percentage of actuarial liabilities	Value
- Decrease by 0.5%	566,363	4.92%	(280,500)
- Increase by 0.5%	(519,925)	(4.51)%	201,040

(*) Net of effects of asset ceiling

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.78

d) Defined contribution plans

The defined contribution plans have pension funds set up by the portion of sponsors’ contributions not included in the participant’s accounts balance and by the loss of eligibility to a plan benefit, as well as by resources from the migration from the defined benefit plans. The fund will be used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation.

I - Change in the net amount recognized in the balance sheet:

	12/31/2015			12/31/2014
	Pension Plan Fund	Asset Ceiling	Recognized Amount	Pension Plan Fund	Asset Ceiling	Recognized Amount
Amount - beginning of the period	2,436,678	(223,616)	2,213,062	2,359,512	(274,533)	2,084,979
Net interest	239,251	(20,448)	218,803	222,657	(26,627)	196,030
Contribution	(380,209)	-	(380,209)	(132,580)	-	(132,580)
Effects on asset ceiling	-	(37,917)	(37,917)	-	76,952	76,952
Remeasurements	(68,840)	12,153	(56,687)	(12,911)	592	(12,319)
Amount - end of the period (Note 12a)	2,226,880	(269,828)	1,957,052	2,436,678	(223,616)	2,213,062

e) Other post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED do not offer other post-employment benefits, except in those cases arising from obligations under acquisition agreements signed by ITAÚ UNIBANCO HOLDING CONSOLIDATED, as well as in relation to the benefits granted due to a judicial sentence, in accordance with the terms and conditions established, in which health plans are totally or partially sponsored for specific groups of former workers and beneficiaries.

Based on the reported prepared by an independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of ITAÚ UNIBANCO HOLDING CONSOLIDATED are as follows:

I - Change in the net amount recognized in the balance sheet:

	12/31/2015	12/31/2014
At the beginning of the period	(170,593)	(146,818)
Cost of interest	(16,990)	(14,284)
Inclusion of Credicard	-	(3,190)
Benefits paid	12,906	8,877
Remeasurements	(4,134)	(15,178)
At the end of the period (Note 12c)	(178,811)	(170,593)

Period	Estimated payment
2016	11,839
2017	12,724
2018	13,599
2019	14,500
2020	15,377
2021 to 2025	91,514

II - Sensitivity Analyses - Cost of Healthcare

For calculation of benefits obligations projected beyond the assumptions used for the defined benefit plans (Note 18c l), the 8.16% p.a. increase in medical costs assumption is adopted.

Assumptions for rates related to medical assistance costs have a significant impact on the amounts recognized in income. A change of one percentage point in the medical assistance cost rates would have the effects as follows:

	Recognition	1% increase	1% decrease
Service cost and cost of interest	Income	3,568	(3,034)
Present value of obligation	Asset valuation adjustment	20,077	(16,977)

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.79

Note 19 – Information on foreign subsidiaries

	Foreign consolidated (*)
	12/31/2015	12/31/2014
Assets
Current assets and long-term receivables
Cash and cash equivalents	11,103,838	8,742,351
Interbank investments	25,132,813	15,772,656
Securities	108,360,913	67,046,444
Loan, lease and other credit operations	186,753,299	144,230,986
Foreign exchange portfolio	70,363,808	38,437,705
Other assets	16,563,030	17,782,522
Permanent assets
Investments	4,068,112	2,759,509
Fixed and intangible assets	963,894	792,865
Total	423,309,707	295,565,038

Liabilities
Current and long-term liabilities
Deposits	118,650,098	116,032,592
Demand deposits	49,696,540	45,840,564
Savings deposits	10,480,863	7,355,315
Interbank deposits	14,100,657	19,272,151
Time deposits	44,372,038	43,564,562
Deposits received under securities repurchase agreements	24,054,130	15,586,907
Funds from acceptance and issuance of securities	22,782,037	13,961,631
Borrowing	63,657,045	40,191,855
Derivative financial instruments	12,609,864	6,866,119
Foreign exchange portfolio	70,390,693	38,987,501
Other liabilities	46,329,166	35,858,502
Deferred income	294,498	265,655
Non-controlling interests	28	2
Stockholders’ equity
Capital and reserves	63,060,765	25,497,768
Net income for the period	1,481,383	2,316,506
Total	423,309,707	295,565,038
Statement of Income
Income from financial operations	11,739,834	9,816,930
Expenses of financial operations	(6,113,386)	(4,784,454)
Result of loan losses	(1,439,459)	(1,006,007)
Gross income from financial operations	4,186,989	4,026,469
Other operating revenues (expenses)	(2,212,244)	(1,450,271)
Operating income	1,974,745	2,576,198
Non-operating income	(4,341)	13,492
Income before taxes on income and profit sharing	1,970,404	2,589,690
Income tax	(453,267)	(236,226)
Statutory participation in income	(35,753)	(36,956)
Non-controlling interests	(1)	(2)
Net income (loss)	1,481,383	2,316,506

(*) Itaú Bank Ltd., Agência Grand Cayman, Agência New York, Itaú BBA International (Cayman) Ltd., Banco Itaú Argentina S.A., Itaú BBA USA Securities Inc., Itaú Unibanco S.A. Nassau Branch, Agência Tokyo, Itaú Valores S.A., Banco Itaú Holding Cayman, Itaú Ásia Securities Ltd., Banco Itaú Uruguay S.A., OCA S.A., Itaú BBA Corredor de Bolsa Limitada, Banco Itaú Chile S.A., Itaú Bank & Trust Bahamas Ltd., Banco Itaú International, Itaú International Securities Inc., Banco Itaú Paraguay S.A., Itaú Bank & Trust Cayman Ltd., Uni-Investments Inter. Corp., Itaú BBA UK Securities Limited, Banco Itaú Suisse S.A., MCC Securities Inc., Itaú BBA International plc, Itaú BBA Colômbia S.A., MCC Corredora de Bolsa and Itaú BBA México, Casa de Bolsa, S.A.; only at 12/31/2014, Itaú Europa Luxemburgo S.A., OCA Casa Financeira S.A. and Itaú Singapore Securities Pte. Ltd.; only at 12/31/2015, ITB Holding Ltd.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.80

Note 20 – Risk and capital management

Risk and capital management is considered by ITAÚ UNIBANCO HOLDING CONSOLIDATED an essential instrument to optimize the use of funds and select the best business opportunities, aiming at maximizing the creation of value to the stockholders.

At ITAÚ UNIBANCO HOLDING CONSOLIDATED, risk and capital management is the process in which:

•	The existing and potential risks in ITAÚ UNIBANCO HOLDING CONSOLIDATED’s operations are identified and measured;
•	Norms, procedures and methodologies for risk management and control consistent with the Board of Directors’ guidelines and ITAÚ UNIBANCO HOLDING CONSOLIDATED’s strategies are approved;
•	The ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk portfolio is managed considering the best risk-return ratio.

The purpose of the identification of risks is to map the internal and external risks that may affect the strategies of the business and support units, with potential to impact results, capital, liquidity and reputation of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Risk management processes are spread throughout the whole institution, aligned with the guidelines of the Board of Directors and Executives that, through panels, define the global objectives that are measured as goals and limits to the risk management units. Control and capital management units, in turn, support the ITAÚ UNIBANCO HOLDING CONSOLIDATED’s management by monitoring and analyzing risk and capital.

In compliance with Resolution No. 3,988, of the National Monetary Council (CMN), BACEN Circular No. 3547 and BACEN Circular Letter No. 3,565, ITAÚ UNIBANCO HOLDING CONSOLIDATED implemented its capital management structure and its internal capital adequacy assessment process (ICAAP), adopting a prospective attitude in the management of its capital. The Board of Directors is responsible for full approval of the ICAAP report, a process that aims to assess the capital adequacy of ITAÚ UNIBANCO HOLDING CONSOLIDATED by identifying material risks, establishing the need for additional capital for material risks and in-house methodologies to quantify capital, to develop the capital plan, both in normal times and stress situations, and to structure the capital contingence plan. Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED adopts the stress test and tool for the internal capital adequacy assessment.

The result of the last ICAAP – conducted with the base date December 2014 – indicated that ITAÚ UNIBANCO HOLDING CONSOLIDATED has, in addition to capital to face all material risks, a significant capital surplus, thus assuring the institution’s equity soundness.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s organizational structure of risk management is in conformity with regulations in force in Brazil and abroad and in line with the best market practices. The market, credit, liquidity, operational and underwriting risks control is performed in a centralized way by an independent unit, aiming at assuring that ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risks are being managed in accordance with established risk appetite policies, norms and procedures. This independent structure is also responsible for centralizing ITAÚ UNIBANCO HOLDING’s capital management. The purpose of centralizing control is to provide the Executives and the Board of Directors with an overview of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk exposure, as well as a prospective view on the adequacy of its capital so as to optimize and speed up corporate decision-making.

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary IT systems to fully meet the applicable rules on capital reserve, and also for risk measurement, in compliance with the models issued by the regulatory models in force. It also coordinates actions to check for adherence to qualitative and quantitative requirements established by the regulatory bodies for compliance with the minimum mandatory capital requirement and risk monitoring.

Further information on risk management can be found on the website www.itau.com.br/relacoes-com-investidores, under section Corporate Governance / Risk Management – Pillar 3, which is not part of the financial statements.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.81

I – Market risk

Market risk is the possibility of incurring financial losses arising from the changes in the market value of positions held by a financial institution, including the risks of transactions subject to foreign exchange variation, interest rates, share prices, price indexes and commodity prices, among other indices related to risk factors.

Market risk management is the process through which the ITAÚ UNIBANCO HOLDING CONSOLIDATED plans, monitors and controls the risks of variations in financial instruments market values due to market changes, aimed at optimizing the risk-return ratio, by using an appropriate structure, alerts, models and adequate tools for management limits.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s Market Risk Management Policy is in line with the principles of Resolution No. 3,464, issued by the National Monetary Council (CMN) (as amended), being a set of principles that drive the ITAÚ UNIBANCO HOLDING CONSOLIDATED strategy towards control and management of market risk of all business units and legal entities.

The document that details the guidelines set out by the corporate guidelines on market risk control, which is not part of the financial statements, can be read on the website www.itau.com.br/relacoes-com-investidores, in the section Corporate Governance, Rules and Policies, Public Access Report – Market Risk.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things:

•	Political, economic and market conditions;
•	Portfolio profile of ITAÚ UNIBANCO HOLDING CONSOLIDATED;
•	Expertise within the group to support operations in specific markets.

The process for managing the market risk of ITAÚ UNIBANCO HOLDING CONSOLIDATED is conducted within the governance and hierarchy of committees and a framework of limits and warnings approved specifically for this purpose, covering different levels and classes of market risk (such as interest rate, and exchange variation risk, among others). This framework of limits and warnings ranges from the monitoring of risk aggregate indicators (portfolio level) to granular limits (individual desk level). The framework of market risk covers from the risk factor level, with specific limits aiming at improving the risk monitoring and understanding process, and at avoiding risk concentration. These limits are quantified by assessing the forecasted results of the balance sheet, size of stockholders’ equity, liquidity, markets complexity and volatility and the institution’s appetite for risk. Limits are monitored daily and excesses and potential violations are reported and discussed for each established limit:

•	Within one business day, for management of business units in charge and executives of the risk control area and business areas; and
•	Within one month, for proper committees.

Daily risk reports, used by the business and control areas, are issued to the top management. Additionally, risk control and management process is submitted to periodic reviews.

The structure of limits and alerts follows the Board of Directors' guidelines and is approved by panels. The process to definite limit levels and violation reports follow the governance to approve the internal policies of ITAÚ UNIBANCO HOLDING CONSOLIDATED. The information flow established aims at disseminating information to the several levels of executives of the institution, including the members of the Executive Board, by means of the Committees in charge of risk management. This limit and warning framework increases effectiveness and the control coverage is reviewed at least on an annual basis.

The purpose of market risk control of ITAÚ UNIBANCO HOLDING structure is:

•	Providing visibility and assurance to all executive levels that the assumption of market risks is in line with ITAÚ UNIBANCO HOLDING CONSOLIDATED and the risk-return objective;
•	Promoting a disciplined and educated discussion on the global risk profile and its evolution over time;
•	Increasing transparency on the way the business seeks to optimize results;
•	Providing early warning mechanisms in order to make the effective risk management easier, without jeopardizing the business purposes; and
•	Monitoring and avoiding risk concentration.

The market risk control and management process is submitted to periodic reviews aimed at keeping it aligned with the best market practices and adhering to the continuous improvement of processes at ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of: (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and warnings, (iii) application, analysis and tests of stress scenarios, (iv) risk reporting for individuals responsible within the business areas, in compliance with governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required for adjustment of positions and/or risk levels to make them feasible, and (vi) support to the launch of new financial products with security. For that purpose, ITAÚ UNIBANCO HOLDING CONSOLIDATED has a structured reporting and information process and an information flow that provides input for the follow-up by committees and complies with the requirements of Brazilian and foreign regulatory agencies.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.82

ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with clients and proprietary positions, including its foreign investments, in order to mitigate risk arising from fluctuations in relevant market risk factors and maintaining the classification the transactions into the current exposure limits. Derivatives are commonly used for these hedging activities. When these transactions are classified as hedges for accounting purposes, specific supporting documentation is provided, including ongoing follow-up of hedge effectiveness (retrospective and prospective) and other changes in the accounting process. The accounting and managerial hedging procedures are governed by the institutional polices of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Hedge accounting is treated in detail in the financial statement notes.

The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution No. 3.464 and BACEN Circular No. 3.354.

The trading portfolio consists of all transactions involving financial instruments and goods, including derivatives, which are carried out with the intention of trading.

The banking portfolio is basically characterized by transactions from the banking business, and transactions related to the management of the balance sheet of the institution. It has the no-intention of resale and medium and long term time horizons as general guidelines.

Exposures to market risks inherent in the many different financial instruments, including derivatives, are broken down into a number of risk factors, primary market components for pricing.

The main risk factors measured by ITAÚ UNIBANCO HOLDING CONSOLIDATED are as follows:

•	Interest rates: the risk of losses from transactions subject to interest rates variations;
•	Foreign exchange-linked interest rate: the risk of losses arising from positions in transactions which are subject to a foreign exchange-linked interest rate;
•	Foreign exchange rates: the risk of losses from positions subject to foreign exchange rate variation;
•	Price index-linked: the risk of losses from transactions subject to the variations in the price of index-linked interest rates;
•	Variable income: risk of loss subject to variation in prices of shares and commodities;

The National Monetary Council (CMN) has regulations that establish the segregation of exposure to market risk at least in the following categories: interest rate, exchange rate, shares and commodities. Inflation rates are addressed as a group of risk factors and received the same treatment as the other risk factors, such as interest rates, exchange rates, etc., and follow the structure of risk and limits governance adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED to manage market risk.

The market risk analyses are conducted based on the following metrics:

•	Value at risk (VaR): statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level;
•	Losses in stress scenarios: simulation technique to assess the behavior of assets and liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios);
•	Stop loss: metrics which purpose is to review positions, should losses accumulated in a certain period reach a certain amount;
•	Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (“MtM – Mark to Market”);
•	Stressed VaR: statistical metric arising from VaR calculation, which purpose is to capture higher risk in simulations for the current portfolio, considering returns that can be seen in historical scenarios of extreme volatility.

In addition to the aforementioned risk measures, sensitivity and loss control measures are also analyzed. They comprise:

•	Mismatching analysis (GAPS): graphic representation by risk factor of cash flows expressed at market value, allocated at the maturity dates;

•	Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate;

•	Sensitivity to several risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.83

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems principally takes place in São Paulo, in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

ITAÚ UNIBANCO HOLDING CONSOLIDATED, maintaining its conservative management and portfolio diversification, continued with its policy of operating within low limits in relation to its capital during the period.

At 12/31/2015, ITAÚ UNIBANCO HOLDING CONSOLIDATED recorded total VaR of R$ 204.0 million (R$ 193.1 million at 12/31/2014).

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.84

II – Credit risk

Credit risk is the possibility of losses arising from the breach by the borrower, issuer or counterparty of the respective agreed-upon financial obligations, the devaluation of loan agreement due to downgrading of the borrower’s, the issuer’s, the counterparty’s risk rating, the reduction in gains or compensation, the advantages given upon posterior renegotiation and the recovery costs.

The credit risk management of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s is the primary responsibility of all business units and aims to keep the quality of loan portfolios in levels consistent with the institution’s risk appetite for each market segment in which it operates.

ITAÚ UNIBANCO HOLDING CONSOLIDATED establishes its credit policy based on internal factors, such as the client rating criteria and portfolio development analysis, the registered default levels, the incurred return rates, and the allocated economic capital; and external factors, related to the economic environment in Brazil and abroad, including market share, interest rates, market default indicators, inflation, and consumption increase/decrease.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s centralized process for making decisions and establishing a credit policy guarantees the synchrony of credit actions.

To protect the institution against losses arising from loan operations, ITAÚ UNIBANCO HOLDING CONSOLIDATED considers all aspects that determine the client’s credit risk to define a provision level that is adequate with the risk incurred in each operation. For each operation, the assessment and rating of the client or economic group, the operation rating, and the possible existence of past-due amounts are taken into account and the volume of the regulatory provision is determined.

In line with the principles of CMN Resolution No. 3,721 of April 30, 2009, ITAÚ UNIBANCO HOLDING CONSOLIDATED has a structure for and institutional norm on credit risk management, approved by its Board of Directors, applicable to the companies and subsidiaries in Brazil and abroad.

The document that outlines the guidelines set out by this internal policy on credit risk control, which is not part of the financial statements, can be read on the website www.itau.com.br/relacoes-com-investidores, in the section Corporate Governance, Rules and Policies, Public Access Report – Credit Risk.

III – Operational risk

For ITAÚ UNIBANCO HOLDING CONSOLIDATED operational risk is defined as the possibility of losses from failure of, insufficient or inadequate internal processes, people and systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk, associated with the inadequacy or deficiency in agreements signed by the institution, as well as sanctions for failing to meet legal provisions and compensation for damages to third parties arising from activities performed by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The purpose of the management framework is to identify, prioritize, and manage possible operating risks, monitor and report management activities aiming at assuring the quality of the control environment, in compliance with internal guidelines and regulation in force.

The managers of executive areas use corporate methodologies that are built and made available by the internal control, compliance and operational risk area.

Within the governance of the management process there are specific forums to address operational risk, internal control and compliance where periodically there are consolidated reports on risk monitoring, controls, action plans and operational losses presented to the executives of the business areas.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.85

A summarized version of such policy, which is not part of the financial statements, is available on the website www.itau.com.br/relacoes-com-investidores in the section Corporate Governance, Rules and Policies, Public Access Report – Operational risk.

IV – Liquidity risk

Liquidity risk is defined as the institution’s possibility of not being able to efficiently meet its expected and unexpected obligations, both current and future, including those arising from the pledged guarantees, without affecting its daily operations and without incurring significant losses.

Liquidity risk control is carried out by an area independent from the business areas, and which is responsible for defining the constitution of a reserve, proposing assumptions for behavior of cash flow, identifying, assessing, monitoring, controlling and reporting, on a daily basis, the exposure to liquidity risks in different time horizons, proposing limits for liquidity risk and monitoring the established limits consistent with the risk appetite of the institution, informing on possible noncompliance, considering the liquidity risks individually in countries where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates, simulating the behavior of cash flow under stress conditions, assessing and reporting risks inherent in new products and transactions in a timely fashion, and reporting information required by regulatory bodies. Every activity is subject to analysis by independent areas of validation, internal controls and audit.

The measurement of liquidity risk covers all financial transactions of ITAÚ UNIBANCO HOLDING CONSOLIDATED companies, as well as possible contingent or unexpected exposures, such as those arising from settlement services, pledge of endorsements and sureties and credit facilities contracted and not used.

The document that expresses the guidelines set forth by the internal policy on liquidity risk, that is not part of the financial statements, may be viewed on the website www.itau.com.br/relacoes-com-investidores, in the section Corporate Governance, Rules and Policies, Public Access Report - Liquidity Risk.

V - Insurance, Pension Plan and Capitalization Risks

The products that make up the portfolios of ITAÚ UNIBANCO HOLDING’s insurance companies are related to the life insurance and elementary, pension plan and capitalization lines. Therefore, we understand that the major risks inherent in these products are as follows:

•	Subscription risk is the possibility of losses arising from operations of insurance, pension plan and capitalization that go against the organization’s expectations, directly or indirectly associated with the technical and actuarial bases adopted to calculate premiums, contributions and provisions;
•	Market risk is the possibility of incurring losses due to fluctuations in the market values of assets and liabilities comprising the actuarial technical reserves;
•	Credit risk is the possibility of a certain debtor failing to meet any obligations in connection with the settlement of operations involving the trade of financial assets or reinsurance;
•	Operational risk is the possibility of incurring losses arising from the failure, deficiency or inadequacy or internal processes, personnel and systems, or external events impacting the achievement of strategic, tactical or operational purposes of the insurance, pension plan and capitalization operations;
•	Liquidity risk in insurance operations is the possibility of the institution’s failure to timely meet its obligations with insured and beneficiaries in view of lack of liquidity of the assets comprising the actuarial technical reserves.

The management process of insurance, pension plan and capitalization risks is based on responsibilities defined and communicated between the control and business areas, assuring independence between them and focusing on the particularities of each risk, in accordance with the guidelines established by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.86

Note 21 –Supplementary information

a)	Insurance policy - ITAÚ UNIBANCO HOLDING PRUDENTIAL despite the low risk exposure due to a physical non-concentration of their assets, have the policy to guarantee their valuables and assets at amounts considered sufficient to cover possible claims.

b)	Foreign currency – The balances in Reais linked to the foreign currencies were:

	12/31/2015	12/31/2014
Permanent foreign investments	49,458,748	34,088,767
Net amount of other assets and liabilities indexed to foreign currency, including derivatives	(111,349,742)	(70,921,393)
Net foreign exchange position	(61,890,994)	(36,832,626)

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations.

c)	Investment funds and managed portfolios - ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, manages the following types of funds: privatization, fixed income, shares, open portfolio shares, investment clubs, customer portfolios and group portfolios, domestic and foreign, classified in memorandum accounts, distributed as follows:

	Amount		Amount (*)		Number of funds
	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Investment funds	570,013,716	479,738,249	570,013,716	479,738,249	2,227	2,233
Fixed income	536,825,667	445,180,059	536,825,667	445,180,059	1,866	1,850
Shares	33,188,049	34,558,190	33,188,049	34,558,190	361	383
Managed portfolios	267,929,761	271,594,436	195,088,151	188,777,838	16,255	15,275
Customers	147,717,083	137,805,777	110,020,237	90,974,991	16,191	15,208
Itaú Group	120,212,678	133,788,659	85,067,914	97,802,847	64	67
Total	837,943,477	751,332,685	765,101,867	668,516,087	18,482	17,508

(*) It refers to the distribution after elimination of double-counting of managed portfolios in investment funds.

d)	Consortia funds

	12/31/2015	12/31/2014
Monthly estimate of installments receivable from participants	162,058	144,701
Group liabilities by installments	11,796,178	10,918,672
Participants – assets to be delivered	10,365,397	9,922,420
Funds available for participants	1,545,852	1,235,265
(In units)
Number of managed groups	761	834
Number of current participants	414,950	401,653
Number of assets to be delivered to participants	182,996	205,414

e)	Fundação Itaú Social - ITAÚ UNIBANCO HOLDING CONSOLIDATED are the main sponsors of Fundação Itaú Social, the objectives of which are: 1) managing the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas; 2) supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the ”Programa Itaú Social” (Itaú Social Program).

During the period from 01/01 to 12/31/2015 and 12/31/2014 the consolidated companies made no donations, and the Foundation’s social net assets totaled R$ 2,384,928 (R$ 2,934,150 at 12/31/2014). The income arising from its investments will be used to achieve the Foundation’s social purposes.

f)	Instituto Itaú Cultural – IIC - ITAÚ UNIBANCO HOLDING CONSOLIDATED are supporters of Instituto Itaú Cultural - IIC, an entity formed to grant incentives, promote and preserve Brazil’s cultural heritage. During the period, the consolidated companies donated an amount of R$ 39,010 (R$ 35,900 from 01/01 to 12/31/2014).

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.87

g)	Instituto Unibanco - ITAÚ UNIBANCO HOLDING CONSOLIDATED sponsor Instituto Unibanco, an entity whose objective is to support projects on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, directly and/or supplementary, through the civil society’s institutions.

h)	Instituto Unibanco de Cinema - ITAÚ UNIBANCO HOLDING CONSOLIDATED sponsor Instituto Unibanco de Cinema, an entity whose objectives are (i) the fostering of culture in general; and (ii) providing the low-income population with access to cinematography, videography and similar productions, for which it shall own and manage movie theaters, and theaters to screen films, videos, video-laser discs and other related activities, as well as to screen and divulge films of importance, especially those produced in Brazil.

i)	Associação Itaú Viver Mais - ITAÚ UNIBANCO HOLDING CONSOLIDATED sponsor Associação Itaú Viver Mais, an entity whose objective is the provision of social services for the welfare of beneficiaries, in the way and conditions established by its Internal Rules, and according to the funds available. These services may include, among others, the promotion of cultural, educational, sports, entertainment and healthcare activities. During the period from 01/01 to 12/31/2015, the consolidated companies have made donations to Associação Itaú Viver Mais amounting to R$ 1,435 (R$ 800 from 01/01 to 12/31/2014).

j)	Instituto Assistencial Pedro di Perna - ITAÚ UNIBANCO HOLDING CONSOLIDATED sponsor Instituto Assistencial Pedro di Perna, an entity whose objective is to provide social services, stimulate sporting activities, and promote recreation, aiming at the welfare of its members, in the manner and based on the conditions established by its Internal Rules, and using the funds available.

k)	Agreements for offset and settlement of liabilities in the scope of the National Financial System – Offset agreements were entered into in the scope of derivative contracts, as well as agreements for offset and settlement of receivables and payables pursuant to CMN Resolution No. 3.263, of February 24, 2005, which purpose is to enable the offsetting of credits and debits maintained with the same counterparty, and in which the maturity dates of receivables and payables can be advanced to the date an event of default by one of the parties occurs or in case of the bankruptcy of the debtor.

l)	Subsequent events

In January 21, 2016, the ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A., sidnedd a Memorandum of Understanding with Banco Bradesco S.A. Banco do Brasil S.A., Banco Santander S.A. and Caixa Econômica Federal in order to create a credit intelligence bureau (“CIB”) wich will enable greater efficiency in the management and granting of credit lines at long and medium terms.

CIB will be structured as a corporation and the Parties, each of them holding a 20% equity ownership, will share its control.

CIB’s incorporation is subject to the execution of definitive documents among the Parties, as well as the satisfaction of certain conditions precedent, including the approval by applicable regulatory authorities.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	4.88

Independent auditor's report on the financial statements

To the Board of Directors and Stockholders

Itaú Unibanco Holding S.A.

We have audited the accompanying consolidated financial statements of the Prudential Conglomerate of Itaú Unibanco Holding S.A. (the "Bank"), which comprise the consolidated balance sheet as at December 31, 2015 and the consolidated statements of income, changes in equity and cash flows for the year and six-month period then ended, and a summary of significant accounting policies and other explanatory information. These special purpose consolidated financial statements were prepared in accordance with specified procedures as established in Resolution 4,280, from October 31, 2013, issued by National Monetary Council (CMN), and supplementary regulations of the Brazilian Central Bank (BACEN), described in Note 2 - "Presentation of the financial statements".

Management's responsibility for the consolidated financial statements Prudential Conglomerate

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Resolution 4,280 of the National Monetary Council (CMN), and supplementary regulations of the Brazilian Central Bank (BACEN), whose main criteria and accounting policies are disclosed in the Notes 2 - "Presentation of the financial statements" and 4 - "Summary of the main accounting practices", and for such internal control as management determines is necessary to enable the preparation of the consolidated financial statements of the Prudential Conglomerate that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements, prepared by management in accordance with Resolution 4,280 of the National Monetary Council (CMN), and supplementary regulations of the Brazilian Central Bank (BACEN), based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing, taking into consideration NBC TA 800 - "Special Considerations - Audits of Financial Statements Prepared in Accordance with Special Purpose Frameworks". Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	5.1

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. as at December 31, 2015, and its financial performance and cash flows for the year and six-month period then ended, in accordance with the provisions for the preparation of consolidated financial statements of prudential conglomerates established by Resolution 4,280 of the CMN and supplementary regulations of BACEN, for the preparation of these special purpose consolidated financial statements, as described in the Notes 2 - "Presentation of the financial statements" and 4 - "Summary of the main accounting practices" to the consolidated financial statements.

Emphasis of matter - basis of preparation of the consolidated financial statements of the Prudential Conglomerate

Without modifying our opinion, we draw attention to the Note 2 - "Presentation of the financial statements", which discloses the following information:

The consolidated financial statements of the Prudential Conglomerate were prepared by management to comply with the requirements of Resolution 4,280 of the CMN, and supplementary regulations of BACEN. Consequently, our report on these consolidated financial statements was prepared exclusively for the compliance with these specific requirements and, accordingly, may not be suitable for another purpose.

Other matters

Itaú Unibanco Holding S.A. prepared a set of parent company and consolidated financial statements for general purposes referring to the year and six-month period ended December 31, 2015, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN). Our independent auditor's report on those statements, dated February 1st, 2016, was unmodified.

São Paulo, February 23, 2016

PricewaterhouseCoopers	Washington Luiz Pereira Cavalcanti
Auditores Independentes	Contador CRC 1SP172940/O-6
CRC 2SP000160/O-5

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2015	5.2